UniCredit

04046300

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, November 17th 2004

SUPPL

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Report on operations during the first half of 2004".

With kindest regards, we remain,

Yours faithfully,

UNICREDITO ITALIANO
Direzione Centrale

Affari Societari e Legali
leo

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

Sede Legale: Genova, Via Dante, 1 - Direzione Centrale: Milano, Piazza Cordusio - Capitale Sociale € . 3.168.354.641,50 interamente versato - Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei Gruppi Bancari cod. 3135.1 - Iscrizione al Registro delle Imprese di Genova (Tribunale di Genova) - Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

First Half Report as at 30 JUNE 2004

Report on Group Performance for the FIRST HALF OF 2004

UniCredito Italiano
Italian Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock: €3,168,354,641.50 fully paid in

BOARD OF DIRECTORS, BOARD OF AUDITORS

Board of Directors

Carlo Salvatori *	Chairman
Eugenio Caponi * (with vicarious duties)	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Vincenzo Calandra Buonaura	
Mario Cattaneo	
Philippe Citerne	
Ambrogio Dalla Rovere	
Giovanni Desiderio	
Guidalberto di Canossa	
Francesco Giacomin **	
Piero Gnudi	
Mario Greco **	
Achille Maramotti	
Gianfranco Negri-Clementi	
Carlo Pesenti **	
Giovanni Vaccarino	
Anthony Wyand	
Marco Fantazzini	Company Secretary

Board of Auditors

Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

*Member of the Chairman's Committee and of the Executive Committee

**Executive Committee Member

GENERAL MANAGEMENT*

	General Management
Alessandro Profumo	Managing Director/CEO
Pietro Modiano (with vicarious duties) Paolo Fiorentino Dario Frigerio Andrea Moneta Roberto Nicastro	Group Deputy General Managers
	Managers in charge of the main operating divisions and head office departments
Roberto Nicastro	Retail Division
Pietro Modiano	Corporate & Investment Banking Division
Dario Frigerio	Private Banking & Asset Management Division
Andrea Moneta	New Europe Division
Paolo Fiorentino	Global Banking Services Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Pier Luigi Celli	Corporate Identity
Fausto Galmarini	Credit
Elisabetta Magistretti	Administration
Ranieri de Marchis	Planning and Finance
Antonio Andrea Monari	Human Resources
Umberto Quilici	Group Information Systems
Franco Leccacorvi	Accounts

*As of 10 September 2004

CONTENTS

First Half Report

26/0 [illegible]

GROUP CHART AND BRANCH NETWORKS IN ITALY AND ABROAD

Group Companies included in consolidation **(fully consolidated)** and other companies consolidated by the **net equity** method

SCOPE OF CONSOLIDATION

The Group chart as at 30 June 2004 shows the companies included in the scope of consolidation broken down by applicable Divisions and method of consolidation (full consolidation, proportional and net equity methods).

The Group's scope of consolidation has not changed significantly since the end of the previous period but, compared to 30 June 2003, there was a significant change with the inclusion of ING Sviluppo Finanziaria S.p.A., the purchase of which was finalised on 1 December 2003.

In addition, since the first half 2003, 26.1% of the capital stock of Cassa di Risparmio di Carpi was purchased from the foundation holding its shares, and 11.3% of Locat capital stock was purchased in the market. Thus, the stake currently held in Cassa di Risparmio di Carpi is 99.92% and the Locat stake rose to 99.22%.

Finally, as at 31 December 2003 UniCredit Banca per la Casa finalised its acquisition of the medium-term loan and mortgage division of Abbey National Bank Italia (ANBI) consisting of a loan volume of about €4,500 million.

To allow for the most meaningful comparisons of the changes in the balance sheet and profit and loss figures, previous periods have been restated to take into account the inclusion of ING by combining the respective accounts and assigning shareholders' equity and net profit for the period to minorities.

It should also be noted that the transfer of certain companies (specifically, the move of TradingLab from the Retail Division to the Corporate & Investment Banking Division) and operations within the Group resulted in a different grouping of divisional figures.

UniCredit

RETAIL DIVISION

CORPORATE & INVESTMENT BANKING DIVISION

PRIVATE BANKING & ASSET MANAGEMENT DIVISION

NEW EUROPE DIVISION

OTHER COMPANIES

Group Companies included in consolidation **(fully consolidated)**

UniCredit

RETAIL

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other banks

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

UNICREDIT CLARIMA BANCA S.p.A.
(formerly CLARIMA BANCA S.p.A.)
Main office: Milan

UNICREDIT BANCA PER LA CASA S.p.A.
Main office: Milan

Financial and other companies

CREDITRAS PREVIDENZA SIM S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

CORPORATE & INVESTMENT BANKING

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other banks

TRADINGLAB BANCA S.p.A.
Main office: Milan

UNICREDIT BANCA MEDIOCREDITO S.p.A.
Main office: Turin

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other companies

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

LOCAT LEASING CROATIA d.o.o.
Main office: Zagreb ◆

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

UNIRISCOSSIONI S.p.A.
Main office: Turin

IKB CORPORATELAB S.A.
Main office: Luxembourg ✓◆

PRIVATE BANKING & ASSET MANAGEMENT

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A.
Main office: Milan

Pioneer Global Asset Management Group

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan

KI7 (7) LIMITED
Main office: London ◆

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd
Main office: Bermuda ◆

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd
Main office: Raanan ◆

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd
Main office: Dover ◆

PIONEER ALTERNATIVE INVESTMENTS (Uk) Ltd
Main office: London ◆

PIONEER ASSET MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆

Other companies consolidated by the **net equity** method

RETAIL

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

UNICREDIT ASSICURA S.r.l.
Main office: Milan

CORPORATE & INVESTMENT BANKING

Financial and other companies

UNICREDIT BROKER S.p.A.
Main office: Milan

I-FABER S.p.A.
Main office: Milan

LOCAT RENT S.p.A.
Main office: Milan

SVILUPPO NORD-OVEST S.G.R.p.A.
Main office: Turin

VENTURA FINANCE S.p.A.
Main office: Turin

E2E INFOTECH Ltd.
Main office: London ◆

TLX S.p.A.
Main office: Milan

TRADINGLAB INC.
Main office: New York ◆

PRIVATE BANKING & ASSET MANAGEMENT

Financial and other companies

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT PRIVATE WEALTH ADVISORY S.R.L.
(formerly UNICREDIT CONSULTING S.r.l.)
Main office: Milan

XAA AGENZIA ASSICURATIVA S.p.A.
(formerly ING AGENZIA ASSICURATIVA S.p.A.)
Main office: Milan

LEGEND
- ◆ Registered outside Italy
- ✓ Consolidated using the proportional method

ONEER CZECH INVESTMENT COMPANY A.S.
ain office: Prague ◆

ONEER FONDS MARKETING GMBH
ain office: Monaco di Baviera ◆

ONEER GLOBAL FUNDS DISTRIBUTOR Ltd
ain office: Hamilton ◆

ONEER GLOBAL INVESTMENTS Ltd
ain office: Dublin ◆

ONEER GLOBAL INVESTMENTS
ustralia) (PTY) Ltd
ain office: Melbourne ◆

ONEER GLOBAL INVESTMENTS (Hk) Ltd
ain office: Hong Kong ◆

ONEER INVESTMENT MANAGEMENT Ltd
ain office: Dublin ◆

ONEER INVESTMENT MANAGEMENT S.G.R.p.A.
ain office: Milan

ONEER INVESTMENT MANAGEMENT USA Inc.
ain office: Delaware ◆

ONEER PEKAO INVESTMENT MANAGEMENT S.A.
ain office: Warsaw ◆

ONEER PEKAO TFI S.A.
ain office: Warsaw ◆

EL INVESTMENT MANAGEMENT S.G.R.p.A.
ormerly ING INVESTMENT MANAGEMENT
.R.p.A.)
ain office: Milan

ASSET MANAGEMENT A.S.
ain office: Prague ◆

TRUST INVESTICNI SPOLECNOST A.S.
ain office: Prague ◆

USA Group ◆

ONEER FUNDS DISTRIBUTOR Inc.
ain office: Boston

ONEER INVESTMENT MANAGEMENT Inc.
ain office: Wilmington

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Dogana Repubblica di San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A.
Main office: Turin

SVILUPPO FINANZIARIA S.p.A.
(formerly ING SVILUPPO FINANZIARIA S.p.A.)
Main office: Milan

SVILUPPO FIDUCIARIA SIM S.p.A.
(formerly ING SVILUPPO FIDUCIARIA SIM S.p.A.)
Main office: Milan

SVILUPPO INVESTIMENTI SIM S.p.A.
(formerly ING SVILUPPO INVESTIMENTI SIM S.p.A.)
Main office: Milan

UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A.
Main office: Bologna

Pekao Group ◆

BANK PEKAO S.A.
Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd
Main office: Luck

CDM PEKAO S.A.
Main office: Warsaw

DRUKBANK Sp.zo.o.
Main office: Zamosc

LEASING FABRYCZNY Sp.zo.o.
Main office: Lublin

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz

PEKAO LEASING Sp.zo.o.
Main office: Warsaw

PEKAO PIONEER PTE S.A.
Main office: Warsaw

PEKAO USLUGI KORPORACYJNE S.A.
Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D.
Main office: Zagreb

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNIVERSAL BANKA D.D.
Main office: Sarajevo

VARAZDINSKA BANKA D.D.
Main office: Varazdin

ZAGREBACKA BANKA BH D.D.
(now UNICREDIT ZAGREBACKA BANKA D.D.) - Main office: Mostar

ZAGREB NEKRETNINE D.O.O.
Main office: Zagreb

ZB INVEST D.O.O.
Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇBANK A.S. - Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD
Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S. - Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL KIRALAMA A.S. - Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL DEGERLER A.S.
Main office: Istanbul ✓

STICHTING CUSTODY SERVICE KBN ✓
Main office: Amsterdam

Other banks ◆

BULBANK A.D. - Main office: Sofia

UNIBANKA A.S. - Main office: Bratislava

UNICREDIT ROMANIA S.A.
Main office: Bucharest

ZIVNOSTENSKA BANKA A.S.
Main office: Prague

Financial companies ◆

DEMIR SECURITIES ROMANIA S.A.
Main office: Bucharest

UNILEASING AUTO EOOD
Main office: Sofia

UNICREDIT LEASING BULGARIA EAD
(formerly UNILEASING OOD)
Main office: Sofia

UNICREDIT LEASING ROMANIA S.A.
(formerly DEMIR ROMLEASE S.A.)
Main office: Bucharest

XELION DORADCY FINANSOWI Sp.zo.o
Main office: Lodz

NEW EUROPE

Pekao Group ◆

ANICA SYSTEM S.A.
Main office: Lublin

BDK CONSULTING Ltd
Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

CENTRUM KART S.A.
Main office: Warsaw

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.
Main office: Czarnkow

GRUPA INWESTYCYJNA NYWING S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

JUPITER NFI S.A.
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWAS.A.
Main office: Warsaw

MASTERS S.A.
Main office: Legnica

PEKAO ACCESS Sp.zo.o
Main office: Warsaw

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw

POLONIT Sp.zo.o
Main office: Lodz

TOMTEX S.A.
Main office: Tomaszòw Mazowiecki

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw

Zagrebacka Group ◆

ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM
Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O.
Main office: Zagreb

ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.
Main office: Umag

LIPA D.D.
Main office: Novi Marof

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O.
Main office: Zagreb

ZANE BH D.O.O.
Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

Financial and other companies ◆

AGROCONS CENTRUM A.S.
Main office: Bratislava

KOÇ ASSET MANAGEMENT S.A.
Main office: Ginevra

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc
Main office: Dublin ◆

Financial and other companies

CARIVERONA IRELAND Plc
Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd
Main office: Dublin ◆

FIDA SIM S.p.A.
Main office: Turin

UNICREDIT DELAWARE Inc.
Main office: Dover ◆

UNICREDITO ITALIANO - CAPITAL TRUST I - Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II - Main office: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I - Main office: Dover ◆

UNICREDITO ITALIANO - FUNDING LLC II - Main office: Dover ◆

Ancillary companies

CORDUSIO IMMOBILIARE S.p.A.
Main office: Milan

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.r.l. - Main office: Verona

UNICREDIT AUDIT S.p.A.
Main office: Milan

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: Milan

UNICREDIT REAL ESTATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

OTHER COMPANIES

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Financial and other companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

FIDIA S.G.R. S.p.A.
Main office: Milan

LISEURO S.p.A.
Main office: Udine

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

EMPLOYEE BENEFITS S.p.A.
(formerly ING EMPLOYEE BENEFITS S.p.A.)
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana Esazione Tributi
Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin

S.T.T. S.p.A.
Main office: Verona

UNICREDIT ENERGIA S.c.r.l.
(in liquidation)
Main office: Milan

UNI IT S.r.l.
Main office: Trento

Branches of Group Banks

IN ITALY



1 UNICREDIT SUISSE (LUGANO)
23
484
68
1 BMG MONTECARLO
95
212
24
86
6
43
20
57
91
168
336
674
522
BAC (SAN MARINO) 7
93
89
26
114

REGION	UNICREDIT BANCA	UNICREDIT BANCA D'IMPRESA	UNICREDIT PRIVATE BANKING	OTHER	TOTAL ITALIAN BRANCHES
Veneto	598	47	28	1	674
Emilia-Romagna	433	29	27	33	522
Piedmont	424	31	27	2	484
Lombardy	265	36	22	13	336
Latium	175	14	13	10	212
Friuli-Venezia Giulia	154	9	5	-	168
Apulia	98	8	6	2	114
Tuscany	69	14	6	6	95
Marche	82	7	3	1	93
Trentino-Alto Adige	82	6	3	-	91
Umbria	9	2	-	78	89
Campania	70	9	5	2	86
Liguria	56	7	4	1	68
Sicily	48	5	3	1	57
Sardinia	38	3	1	1	43
Abruzzo	21	4	1	-	26
Molise	23	1	-	-	24
Aosta Valley	21	1	1	-	23
Calabria	16	3	-	1	20
Basilicata	4	2	-	-	6
Total	**2,686**	**238**	**155**	**152**	**3,231**


POLAND 788
CZECH REP. 30
SLOVAKIA 69
TURKEY 168*
BULGARIA 91
ROMANIA 30
BOSNIA HERZEGOVINA 67
CROATIA 128
195

	BRANCHES
Pekao Group (Poland)	788
Zagrebacka Banka Group	195
of which: - Croatia	*128*
- Bosnia Herzegovina	*67*
Koç Finansal Hizmetler Group (Turkey)*	168
Bulbank (Bulgaria)	91
UniBanka (Slovakia)	69
Zivnostenska Banka (Czech Republic)	30
UniCredit Romania (Romania)	30
Total	**1,371**

* THE FIGURE GIVEN CORRESPONDS TO THE ENTIRE NETWORK, WHILE OUR CONSOLIDATED HOLDING IS 50% OF CAPITAL.

UniCredit S.p.A. branches and representative offices outside Italy

BRANCHES

Representative offices


Chicago
NEW YORK
Saõ Paulo
Buenos Aires


Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE
Moscow
Budapest
Koper
Frankfurt
LUXEMBOURG
Brussels
PARIS
LONDON

PART A – REPORT ON OPERATIONS

Report on Operations

Notes

The following conventional symbols have been used in the tables:
- **dash (-)** indicates that the items/figure is inexistent;
- **two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any;
- **N.A.** indicates that the figure is not available;
- **three x's (xxx)** figures not to be indicated.

Unless otherwise indicated, all amounts are in **millions of euros**.

Key Figures

(€ million)

PROFIT AND LOSS

	FIRST HALF 2004	2003 Historical	2003 Restated	% CHANGE FROM Restated	2003 Restated
Total revenues	5,203	5,423	5,396	- 3.6%	10,448
of which: - Net interest income	*2,520*	*2,655*	*2,585*	*- 2.5%*	*4,985*
- Net commission	*1,653*	*1,619*	*1,620*	*+ 2.0%*	*3,307*
Operating expenses	2,923	2,824	2,846	+ 2.7%	5,742
Operating profit	2,280	2,599	2,550	- 10.6%	4,706
Profit before extraordinary items and income tax	1,663	1,964	1,915	- 13.2%	3,201
Net profit for the year	1,134	1,209	1,202	- 5.7%	2,085
Group portion of net profit	**1,049**	**1,132**	**1,132**	**- 7.3%**	**1,961**

(€ million)

BALANCE SHEET

	AMOUNTS AS AT 30 JUNE 2004	2003 Historical	2003 Restated	% CHANGE FROM Restated	AMOUNTS AT 31.12.2003 Restated
Total assets	243,538	228,760	228,844	+ 6.4%	238,256
Loans to customers	133,198	116,514	116,522	+ 14.3%	126,709
of which: non-performing loans	*2,549*	*2,238*	*2,238*	*+ 13.9%*	*2,373*
Securities	32,924	35,374	35,403	- 7.0%	29,527
Equity investments	3,496	3,246	3,259	+ 7.3%	3,505
Assets administered for customers	387,830	353,738	356,662	+ 8.7%	372,188
- Due to customers and securities in issue	139,779	127,269	127,272	+ 9.8%	135,274
- Indirect deposits	248,051	226,469	229,390	+ 8.1%	236,914
- Indirect deposits under administration	*128,111*	*118,964*	*118,964*	*+ 7.7%*	*122,787*
- Indirect deposits under management	*119,940*	*107,505*	*110,426*	*+ 8.6%*	*114,127*
Subordinated debt	6,203	6,782	6,782	- 8.5%	6,190
Shareholders' equity	**13,047**	**12,359**	**12,359**	**+ 5.6%**	**13,013**

STAFF AND BRANCHES

	FIGURES AS AT 30 JUNE 2004	2003 Historical	2003 Restated	% CHANGE FROM Restated	AMOUNTS AT 31.12.2003 Restated
Number of employees	69,248	68,574	68,877	+ 371	69,062
Number of financial consultants	2,463	1,610	2,360	+ 103	2,424
Number of branches	4,536	4,546	4,546	- 10	4,563

Key Financial Ratios and other Information

	FIGURES AS AT 30 JUNE 2004	2003 Historical	2003 Restated	% CHANGE FROM Restated	RATIOS AT 31.12.2003 Restated
Profitability ratios (%)					
ROE[1]	17.5	20.2	20.2	- 2.70	17.7
ROE (excluding amortisation of goodwill)	19.9	22.6	22.6	- 2.70	20.1
Operating profit/Total assets	1.87	2.27	2.23	- 0.36	1.98
Cost/income ratio	56.2	52.1	52.7	+ 3.50	55.0
Risk ratios (%)					
Net non-performing loans/Loans to customers	1.91	1.92	1.92	- 0.01	1.87
Net doubtful loans/Loans to customers	3.64	3.71	3.71	- 0.07	3.72
Capital ratios[2] (%)					
Core capital/Total risk-weighted assets	7.37	7.07	N.A.	+0.30	6.97
Total capital for regulatory purposes/ Total risk-weighted assets	11.47	11.42	N.A.	+0.05	11.12
					(€ '000)
Productivity ratios[3]					
Total revenues/Number of employees	150	158	157	- 7	151
Total assets/Number of employees	3,517	3,336	3,323	+ 194	3,450
Payroll Costs/Number of employees	49	48	48	+ 1	47

Notes: 1. Year-end shareholders' equity used for the ratio (excluding net profit for the period).
2. Core capital is equal to Tier 1 capital less preference shares. Change calculated from historical figures.
3. Employee numbers as at year-end.

Ratings

The ratings issued by leading international rating agencies on UniCredito Italiano's debt are summarised below:

	Short-Term Debt	Medium and Long-Term	Outlook
FITCH RATINGS	F1+	AA-	Positive
Moody's Investor Service	P-1	Aa2	Stable
Standard & Poor's	A-1+	AA-	Stable

The ratings issued by Fitch Ratings were confirmed in July.

(€ million)

PROFIT AND LOSS

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest income							
First half 2004	1,141	751	49	536	46	-3	2,520
First half 2003 restated	*1,237*	*755*	*47*	*530*	*21*	*-5*	*2,585*
Net non-interest income							
First half 2004	933	871	521	317	54	-13	2,683
First half 2003 restated	*1,013*	*1,018*	*471*	*283*	*57*	*-31*	*2,811*
TOTAL REVENUES							
First half 2004	2,074	1,622	570	853	100	-16	5,203
First half 2003 restated	*2,250*	*1,773*	*518*	*813*	*78*	*-36*	*5,396*
Operating expenses							
First half 2004	-1,468	-502	-372	-464	-134	17	-2,923
First half 2003 restated	*-1,441*	*-518*	*-343*	*-453*	*-138*	*47*	*-2,846*
OPERATING PROFIT							
First half 2004	606	1,120	198	389	-34	1	2,280
First half 2003 restated	*809*	*1,255*	*175*	*360*	*-60*	*11*	*2,550*
Provisions and net writedowns							
First half 2004	-144	-259	-2	-67	-2	-143	-617
First half 2003 restated	*-117*	*-238*	*-10*	*-76*	*-58*	*-136*	*-635*
Extraordinary items							
First half 2004	-5	65	9	-4	34	3	102
First half 2003 restated	*-13*	*20*	*9*	*20*	*35*	*-2*	*69*
Income tax for the period							
First half 2004	-199	-372	-41	-59	31	9	-631
First half 2003 restated	*-317*	*-402*	*-52*	*-84*	*75*	*-2*	*-782*
NET PROFIT FOR THE PERIOD							
First half 2004	258	554	164	259	29	-130	1,134
First half 2003 restated	*362*	*635*	*122*	*220*	*-8*	*-129*	*1,202*
- Minorities							
First half 2004	-	-1	-5	-81	-	2	-85
First half 2003 restated	*-2*	*-5*	*4*	*-67*	-	-	*-70*
GROUP PORTION OF NET PROFIT							
First half 2004	258	553	159	178	29	-128	1,049
First half 2003 restated	*360*	*630*	*126*	*153*	*-8*	*-129*	*1,132*

(€ million)

BALANCE SHEET

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Loans to customers							
as at 30 June 2004	52,421	64,952	1,197	12,734	13,955	-12,061	133,198
as at 31 December 2003 restated	*48,810*	*63,442*	*1,058*	*11,848*	*13,437*	*-11,886*	*126,709*
Direct deposits (customers and securities)							
as at 30 June 2004	63,912	25,689	5,919	21,038	44,625	-21,404	139,779
as at 31 December 2003 restated	*60,196*	*27,355*	*5,710*	*20,555*	*38,213*	*-16,755*	*135,274*

STAFF AND BRANCHES

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Number of employees							
as at 30 June 2004	25,467	6,367	3,674	27,818	5,922	-	69,248
as at 31 December 2003 restated	*25,468*	*6,320*	*3,518*	*28,039*	*5,717*	-	*69,062*
Number of bank branches							
as at 30 June 2004	2,837	241	164	1,287	7	-	4,536
as at 31 December 2003 restated	*2,898*	*214*	*162*	*1,281*	*8*	-	*4,563*

PROFITABILITY RATIOS

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Cost/income ratio (%)							
as at 30 June 2004	70.8	30.9	65.3	54.4	n.s.	n.s.	56.2
as at 31 December 2003 restated	*64.0*	*29.2*	*66.2*	*55.7*	*n.s.*	*n.s.*	*52.7*

Note: The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, adjusted pro-rata (excluding however adjustments for positive consolidation differences, to which any goodwill amortisation made by the subsidiary directly was added). Any goodwill amortisation applied directly by the companies was also reclassified among other writedowns. For the Parent Company and other companies, other net income, which was made up primarily of expenses reimbursed by other Group companies, was subtracted from operating expenses.

(€ million)

BALANCE SHEET

	AMOUNTS AS AT 30.06.2004	AMOUNTS AS AT 31.12.2003	CHANGE FROM 31.12.2003 AMOUNT	CHANGE FROM 31.12.2003 %	AMOUNTS AS AT 30.06.2003 Restated	% CHANGE FROM 30.06.2003 Restated
Assets						
Cash and deposits with central banks and post offices	1,621	1,952	- 331	- 17.0%	1,275	+ 27.1%
Due from:						
- customers	133,198	126,709	+ 6,489	+ 5.1%	116,522	+ 14.3%
- banks	28,627	32,783	- 4,156	- 12.7%	28,465	+ 0.6%
Trading securities	22,844	18,256	+ 4,588	+ 25.1%	22,684	+ 0.7%
Fixed assets:						
- investment securities	10,080	11,271	- 1,191	- 10.6%	12,719	- 20.7%
- equity investments	3,496	3,505	- 9	- 0.3%	3,259	+ 7.3%
- intangible and tangible fixed assets	4,371	4,406	- 35	- 0.8%	4,644	- 5.9%
- positive consolidation and net equity differences	1,163	1,232	- 69	- 5.6%	1,180	- 1.4%
Other asset items	38,138	38,142	- 4	..	38,096	+ 0.1%
Total assets	**243,538**	**238,256**	**+ 5,282**	**+ 2.2%**	**228,844**	**+ 6.4%**
Liabilities and shareholders' equity						
Deposits:						
- due to customers	98,572	97,976	+ 596	+ 0.6%	93,980	+ 4.9%
- securities in issue	41,207	37,298	+ 3,909	+ 10.5%	33,292	+ 23.8%
- due to banks	42,830	44,252	- 1,422	- 3.2%	39,785	+ 7.7%
Specific reserves	3,457	4,830	- 1,373	- 28.4%	4,043	- 14.5%
Other liabilities	37,196	33,591	+ 3,605	+ 10.7%	37,364	- 0.4%
Loan Loss Reserve	-	69	- 69	- 100.0%	105	- 100.0%
Subordinated debt	6,203	6,190	+ 13	+ 0.2%	6,782	- 8.5%
Negative consolidation and net equity differences	62	64	- 2	- 3.1%	62	-
Minorities	964	973	- 9	- 0.9%	1,072	- 10.1%
Shareholders' equity:						
- capital, reserves and fund for general banking risks	11,998	11,052	+ 946	+ 8.6%	11,227	+ 6.9%
- net profit for the period	1,049	1,961	- 912	- 46.5%	1,132	- 7.3%
Total liabilities and shareholders' equity	**243,538**	**238,256**	**+ 5,282**	**+ 2.2%**	**228,844**	**+ 6.4%**

Note: The restated balance sheets take into account the most significant changes in the scope of consolidation.

(€ million)

PROFIT AND LOSS ACCOUNT

	FIRST HALF 2004	FIRST HALF 2003 Restated	CHANGE FROM FIRST HALF 2003 P&L	CHANGE FROM FIRST HALF 2003 %	2003 Restated
Net interest	2,399	2,444	- 45	- 1.8%	4,744
Dividends and other income from equity investments	121	141	- 20	- 14.2%	241
Net interest income	**2,520**	**2,585**	**- 65**	**- 2.5%**	**4,985**
Net commission	1,653	1,620	+ 33	+ 2.0%	3,307
Trading profit	587	785	- 198	- 25.2%	1,287
Other net operating income	443	406	+ 37	+ 9.1%	869
Net non-interest income	**2,683**	**2,811**	**- 128**	**- 4.6%**	**5,463**
TOTAL REVENUES	**5,203**	**5,396**	**- 193**	**- 3.6%**	**10,448**
Payroll costs	-1,689	-1,639	- 50	+ 3.1%	-3,280
Other administrative expenses	-1,014	-981	- 33	+ 3.4%	-1,972
Writedowns of intangible and tangible fixed assets	-220	-226	+ 6	- 2.7%	-490
Operating expenses	**-2,923**	**-2,846**	**- 77**	**+ 2.7%**	**-5,742**
OPERATING PROFIT	**2,280**	**2,550**	**- 270**	**- 10.6%**	**4,706**
Amortisation of goodwill	-143	-136	- 7	+ 5.1%	-264
Provisions for risks and charges	-36	-134	+ 98	- 73.1%	-230
Net writedowns of loans and provisions for guarantees and commitments	-438	-363	- 75	+ 20.7%	-957
Provisions for possible loan losses	-	-	-	-	-44
Net writedowns of financial investments	-	-2	+ 2	- 100.0%	-10
Total writedowns and provisions	**-617**	**-635**	**+ 18**	**- 2.8%**	**-1,505**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**1,663**	**1,915**	**- 252**	**- 13.2%**	**3,201**
Extraordinary income (charge) – net	102	69	+ 33	+ 47.8%	215
Change in fund for general banking risks	-	-	-	-	4
Income tax for the period	-631	-782	+ 151	- 19.3%	-1,335
NET PROFIT FOR THE PERIOD	**1,134**	**1,202**	**- 68**	**- 5.7%**	**2,085**
Minorities	-85	-70	- 15	+ 21.4%	-124
GROUP PORTION OF NET PROFIT	**1,049**	**1,132**	**- 83**	**- 7.3%**	**1,961**

Note: Restated profit and loss accounts take into account the most significant changes in the scope of consolidation, and, in order to standardise comparisons with 2004 figures, the elimination of the tax credit on dividends (a balancing entry to taxes and duties). Furthermore, additional returns on junior securities resulting from securitisation transactions were reclassified from interest income to other revenues following clarifications from the Bank of Italy. Certain items under administrative expenses were also reclassified.

(€ million)

BALANCE SHEET

	AMOUNTS AS AT 2004		AMOUNTS AS AT 2003			
	30.06	31.03	31.12	30.09 Restated	30.06 Restated	31.03 Restated
Assets						
Cash and deposits with central banks and post offices	1,621	1,492	1,952	1,400	1,275	1,175
Due from:						
- customers	133,198	127,326	126,709	117,760	116,522	112,806
- banks	28,627	30,486	32,783	28,901	28,465	29,395
Trading securities	22,844	26,202	18,256	22,738	22,684	18,847
Fixed assets:						
- investment securities	10,080	10,558	11,271	11,526	12,719	13,870
- equity investments	3,496	3,507	3,505	3,415	3,259	3,171
- intangible and tangible fixed assets	4,371	4,331	4,406	4,506	4,644	4,759
- positive consolidation and net equity differences	1,163	1,200	1,232	1,156	1,180	1,084
Other asset items	38,138	39,944	38,142	36,932	38,096	33,877
Total assets	**243,538**	**245,046**	**238,256**	**228,334**	**228,844**	**218,984**
Liabilities and shareholders' equity						
Deposits:						
- due to customers	98,572	96,869	97,976	93,373	93,980	90,267
- securities in issue	41,207	41,033	37,298	31,394	33,292	32,541
- due to banks	42,830	44,581	44,252	42,826	39,785	38,956
Specific reserves	3,457	5,154	4,830	4,402	4,043	5,076
Other liabilities	37,196	36,542	33,591	35,846	37,364	30,934
Loan Loss Reserve	-	71	69	100	105	105
Subordinated debt	6,203	6,200	6,190	6,517	6,782	7,104
Negative consolidation and net equity differences	62	62	64	63	62	63
Minorities	964	995	973	1,056	1,072	1,197
Shareholders' equity:						
- capital, reserves and fund for general banking risks	11,998	13,073	11,052	11,176	11,227	12,226
- net profit for the period	1,049	466	1,961	1,581	1,132	515
Total liabilities and shareholders' equity	**243,538**	**245,046**	**238,256**	**228,334**	**228,844**	**218,984**

(€ million)

PROFIT AND LOSS ACCOUNT

	2004		2003 Restated			
	Q2	Q1 Restated	Q4	Q3	Q2	Q1
Net interest	1,210	1,189	1,140	1,160	1,193	1,251
Dividends and other income from equity investments	117	4	77	23	138	3
Net interest income	**1,327**	**1,193**	**1,217**	**1,183**	**1,331**	**1,254**
Net commission	855	798	857	830	839	781
Trading profit	295	292	239	263	349	436
Other net operating income	238	205	230	233	203	203
Net non-interest income	**1,388**	**1,295**	**1,326**	**1,326**	**1,391**	**1,420**
TOTAL REVENUES	**2,715**	**2,488**	**2,543**	**2,509**	**2,722**	**2,674**
Payroll costs	-852	-837	-834	-807	-831	-808
Other administrative expenses	-539	-475	-533	-458	-481	-500
Writedowns of intangible and tangible fixed assets	-114	-106	-150	-114	-116	-110
Operating expenses	**-1,505**	**-1,418**	**-1,517**	**-1,379**	**-1,428**	**-1,418**
OPERATING PROFIT	**1,210**	**1,070**	**1,026**	**1,130**	**1,294**	**1,256**
Amortisation of goodwill	-72	-71	-60	-68	-70	-66
Provisions for risks and charges	-26	-10	-73	-23	-93	-41
Net writedowns of loans and provisions for guarantees and commitments	-246	-192	-396	-198	-200	-163
Provisions for possible loan losses	-	-	- 44	-	-	-
Net writedowns of financial investments	-1	1	-6	-2	13	-15
Total writedowns and provisions	**-345**	**-272**	**-579**	**-291**	**-350**	**-285**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**865**	**798**	**447**	**839**	**944**	**971**
Extraordinary income (charge) – net	100	2	160	-14	49	20
Change in fund for general banking risks	-	-	+ 4	-	-	-
Income tax for the period	-335	-296	-209	-344	-344	-438
NET PROFIT FOR THE PERIOD	**630**	**504**	**402**	**481**	**649**	**553**
Minorities	-47	-38	-22	-32	-32	-38
GROUP PORTION OF NET PROFIT	**583**	**466**	**380**	**449**	**617**	**515**

Note: Quarterly Profit and Loss Accounts are calculated as being the difference between the progressive totals. They are therefore affected by the exchange rates prevailing on each date and especially by fluctuations in the zloty rate (in which Pekao Group accounts are denominated) and fluctuations in the US dollar given our investment in the Pioneer Group USA.

Historical Group Figures[1]

	FIRST HALF 2004	2003	2002	2001	2000	1999	1998 (2)	1997	1996	1995	1994
											(€ million)
PROFIT AND LOSS ACCOUNT											
Total revenues	5,203	10,465	10,099	9,989	9,318	7,611	6,299	3,586	3,298	3,189	1,704
Net interest income	*2,520*	*5,088*	*5,127*	*5,049*	*4,747*	*4,046*	*3,599*	*2,283*	*2,216*	*2,334*	*1,414*
Net non-interest income	*2,683*	*5,377*	*4,972*	*4,940*	*4,571*	*3,565*	*2,700*	*1,303*	*1,082*	*855*	*290*
Operating expenses	-2,923	-5,703	-5,483	-5,263	-4,752	-4,146	-3,493	-2,381	-2,331	-2,336	-1,457
Operating profit	2,280	4,762	4,616	4,726	4,566	3,465	2,806	1,205	967	853	247
Profit before extraordinary items and income tax	1,663	3,257	2,924	3,212	3,185	2,271	2,019	720	425	242	57
Net profit for the year	1,134	2,090	1,962	1,954	1,858	1,640	509	426	275	146	31
Group portion of net profit	**1,049**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**	**202**	**248**	**146**	**101**	**34**
											(€ million)
BALANCE SHEET											
Total assets	243,538	238,256	213,349	208,388	202,656	168,927	146,615	91,395	90,415	84,148	62,864
Loans to customers	133,198	126,709	113,824	117,622	115,157	101,577	84,481	47,595	42,372	38,655	23,236
of which non-performing loans	*2,549*	*2,373*	*2,104*	*1,822*	*2,005*	*2,174*	*2,241*	*1,358*	*1,359*	*1,390*	*849*
Direct deposits (customers and securities)	139,779	135,274	126,745	127,320	118,006	107,071	90,554	55,614	53,059	48,249	26,075
Subordinated debt	6,203	6,190	7,088	7,071	4,594	1,371	1,269	1,525	1,291	1,206	1,028
Shareholders' equity	**13,047**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**	**6,099**	**3,946**	**3,219**	**3,136**	**2,944**
PROFITABILITY RATIOS (%)											
ROE[3]	17.5	17.7	17.2	18.0	19.2	20.0	16.0	7.7	4.8	3.3	1.4
Operating profit/Total assets	1.87	2.00	2.16	2.27	2.25	2.05	1.91	1.32	1.07	1.01	0.39
Cost/income ratio	56.2	54.5	54.3	52.7	51.0	54.5	55.5	66.4	70.7	73.3	85.5

ROE (%)



25
20
15
10
5
0
4.3
18.3
17.5
17.5
Average 94-97
Average 98-01
Average 02-03
First half 2004

COST/INCOME RATIO (%)



100
80
60
40
20
0
74.0
53.4
54.4
56.2
Average 94-97
Average 98-01
Average 02-03
First half 2004

1. The UniCredito Italiano Group was formed in 1998 from a combination of the Credito Italiano Group, which, since 1995 included the Rolo Banca 1473 Group, and the Unicredito Group, made up of Cariverona Banca, Banca CRT and Cassamarca. The most significant subsequent changes were as follows: acquisition of Pekao Group and integration with Caritro in 1999; *inclusion of CRTrieste, CRCarpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold during the first half of 2002), Pol'nobanka (currently Unibanka) and the American Pioneer Group in 2000;* sale of Fiditalia in 2001; acquisition of Zagrebacka Banka in 2002; consolidation of 50% of the Koç Hizmetler Group in 2003. Finally, the S3 Project, which was concluded in 2002, included the purchase of minority interests of companies involved in that transaction (in particular those of Rolo Banca).

	FIRST HALF 2004	2003	2002	2001	2000	1999	1998 (2)	1997	1996	1995	1994
SHARE INFORMATION											
Official price of ordinary shares (€)											
High	4.421	4.425	5.255	5.865	6.115	5.787	5.395	2.856	1.045	1.114	1.436
Low	3.805	3.144	3.173	3.202	3.586	3.845	2.899	0.845	0.798	0.803	0.799
Average	4.080	3.959	4.273	4.830	4.976	4.606	4.360	1.706	0.918	0.962	1.129
End of period	4.082	4.303	3.808	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Number of shares (million)											
outstanding at end of period	6,316.3	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2	4,680.9	2,879.9	2,242.7	2,241.9	2,218.3
with dividend entitlement	6,316.3	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2	4,879.0	2,879.9	2,245.2	2,241.9	2,218.3
of which: Savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
Dividend (€)											
Ordinary shares		0.171	0.158	0.141	0.129	0.129	0.059	0.041	0.031	0.018	0.018
Savings shares		0.186	0.173	0.156	0.137	0.137	0.067	0.049	0.039	0.026	0.026
MARKET INDICES											
Shareholders' equity per share (€)	2.07	2.06	1.95	1.89	1.72	1.55	1.30	1.37	1.44	1.40	1.33
Price/book value ratio	1.98	2.09	1.96	2.38	3.24	3.18	3.89	2.07	0.60	0.68	0.65
Earnings per share (€)	0.33	0.31	0.29	0.28	0.28	0.26	0.19	0.09	0.07	0.05	0.02
Price/ Earnings ratio	12	14	13	16	20	19	26	33	13	21	56
Payout ratio (%)		55.1	55.2	49.8	46.5	50.3	n.s.	48.0	47.8	40.3	n.s.
Dividend/Average price of ordinary share (%)		4.32	3.70	2.92	2.59	2.80	1.36	2.42	3.38	1.88	1.60

EPS - EARNINGS PER SHARE (€)



0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.02
0.05
0.07
0.09
0.19
0.26
0.28
0.28
0.29
0.31
0.33
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
First half 2004

2. The ROE and earnings per share do not take into account extraordinary amortisation of positive consolidation differences of €740 million.
3. The shareholders' equity used for the ratio was at period end (excluding profit for the period) adjusted to take into account the effective date of increases in dividend paying stock during the period (€573 million in '97 and €496 million in '94).

NET PROFIT

Although Group results for the first half of the year showed a significant improvement between the first and second quarters, and remained well above levels for the second half of the previous year, they were down from the first half of 2003. This was primarily due to the effect of declining interest rates on net interest income and a drop in trading profits after four years of exceptional growth. The Group's portion of net profit, which was up by about 25% between the first two quarters of the year, totalled €1,049 million at the end of June, which was an impressive result despite the 7.3% decline from the €1,132 million for the first half of 2003, which was partly due also to lower tax charges resulting from new tax regulations.

Due in part to higher capitalisation, ROE dropped to 17.5% on an annualised basis, compared to 20.2% for the first half of 2003 and 17.7% for the entire year. Net of amortisation of goodwill, ROE was nearly 20% (19.9% compared to 22.6% for the first half of 2003 and 20.1% for all of 2003).

Annualised net earnings per share were €0.33, compared to €0.31 for all of 2003, while book value per share rose to €2.07 (€2.06 at the end of 2003). At end of June prices, these amounts resulted in a price/earnings ratio of 12 and price/book value ratio of 1.98.

OPERATING PROFIT

For the first half of the year, the Group's operations were affected by the continuing uncertain recovery of the economic cycle in the euro area, and particularly in Italy. Stock markets posted growth during the first half, while interest rates remained around year-end levels. Over the last twelve months, stock market prices recovered sharply (about 15% at the end of June). On the other hand, there was a significant reduction in interest rates on the interbank market (the 1-month interbank rate on the Interbank Deposit Market, for example, dropped an average of about 50 basis points between the first half of 2003 and 2004). Dollar and zloty exchange rates both appreciated by 3.9% from the beginning of the year against the euro but still remained below June 2003 levels (by 6% and 1% respectively) and did not have a significant impact on overall Group results.

Against this background, the Group's total revenues declined a total of 3.6% from the first half of 2003, but rose by 9.1% between the first and second quarters of 2004, reaching nearly the same level as the same period of the prior year (down by 0.3%).

(€ million)

	FIRST HALF		% CHANGE		QUARTERS		
	2004	2003 Restated	ACTUAL	At constant exch. rates	Q2 '04	Q1 '04	Q2 '03
Net interest income	2,520	2,585	-2.5%	-2.5%	1,327	1,193	1,331
Net non-interest income	2,683	2,811	-4.6%	-4.4%	1,388	1,295	1,391
Total revenues	**5,203**	**5,396**	**-3.6%**	**-3.5%**	**2,715**	**2,488**	**2,722**
Operating expenses	-2,923	-2,846	2.7%	2.8%	-1,505	-1,418	-1,428
Operating profit	**2,280**	**2,550**	**-10.6%**	**-10.5%**	**1,210**	**1,070**	**1,294**
Cost/income ratio %	**56.2**	**52.7**			**55.4**	**57.0**	**52.5**

Due in part to the streamlining resulting from the Group's corporate reorganisation in Italy, operating expenses rose by 2.7% over the corresponding period of the previous year, to 56.2% of revenues, compared to 52.7% for the first half of 2003. As a result of this performance, although the Group's operating profit was up for the half year (up by 13.1% between the two quarters), it was down by 10.6% from the first half of 2003 to €2,280 million.

Operating Profit by Division

Operating profit for individual divisions for the first half of 2003 was also affected by the factors noted above (see corresponding chapters for further comments). In fact, the effect of declining interest rates on net interest income primarily affected the operating profits of the Retail Division (down by 25% from the first half of 2003), while the drop in trading profits had an impact on the profits of the Corporate & Investment Banking Division (down by 10.8%). These declines were partially offset by growth in the Private Banking & Asset Management Division (up by 13.1%) resulting from positive performance of assets under management and advances in New Europe (up by 8.1%), the Parent Company and other companies.

On the other hand, between the first and second quarters all divisions reported growth, with the exception of Private Banking which remained at the high level of the first quarter.

(€ million)

	FIRST HALF		% CHANGE		QUARTERS		
DIVISIONS	2004	2003 Restated	ACTUAL	At constant exch. rates	Q2 '04	Q1 '04	Q2 '03
Retail	606	809	-25.1%	-25.1%	310	296	391
Corporate & Investment Banking	1,120	1,255	-10.8%	-10.8%	603	517	596
Private Banking & Asset Manag.	198	175	13.1%	14.5%	98	100	93
New Europe	389	360	8.1%	8.1%	199	190	193
Parent Company and other companies	-34	-60	n.s.	n.s.	6	-40	20
Elisions and other adjustments	1	11	n.s.	n.s.	-6	7	1
Consolidated operating profit	**2,280**	**2,550**	**-10.6%**	**-10.5%**	**1,210**	**1,070**	**1,294**

NET INTEREST INCOME

For the first half, net interest income of €2,520 million was down by 2.5% from the corresponding period of 2003 largely due to the reduction in interest rates, which was reflected in the 1.8% drop in net interest, and lower dividends (down by 14.2%) from investment banking operations. However, net interest for the second quarter remained above the figure for the previous quarter (up by 1.8%) and for the second quarter of 2003 (up by 1.4%).

(€ million)

	FIRST HALF		CHANGE		QUARTERS		
	2004	2003 Restated	AMOUNT	%	Q2 '04	Q1 '04	Q2 '03
Interest income and similar revenues	4,533	4,850	-317	-6.5%	2,331	2,202	2,483
Interest expense and similar charges	-2,134	-2,406	272	-11.3%	-1,121	-1,013	-1,290
Net interest	*2,399*	*2,444*	*-45*	*-1.8%*	*1,210*	*1,189*	*1,193*
Dividends and other income from equity investments	121	141	-20	-14.2%	117	4	138
Net interest income	**2,520**	**2,585**	**-65**	**-2.5%**	**1,327**	**1,193**	**1,331**
of which:							
Retail	*1,141*	*1,237*	*-96*	*-7.8%*	*579*	*562*	*600*
Corporate & Investment Banking	*751*	*755*	*-4*	*-0.5%*	*384*	*367*	*402*
Private Banking & Asset Manag.	*49*	*47*	*2*	*4.3%*	*23*	*26*	*24*
New Europe	*536*	*530*	*6*	*1.1%*	*277*	*259*	*270*
Parent Co. and other companies	*46*	*21*	*25*	*..*	*66*	*-20*	*37*
Elisions and other adjustments	*-3*	*-5*	*2*	*n.s.*	*-2*	*-1*	*-2*

The decline in net interest income from the first half of 2003 was concentrated in the Retail Division (down by 7.8%), which, despite the recovery since the first quarter of this year, reflects the effect of the marked contraction in interest-rate spreads (about 70 basis points), which was only partially offset by the increase in the number of transactions (up by about 10%). The contraction in spread was due to the reduction in interest rates, a phenomenon which concerned the industry as a whole, and a less favourable mix of loan types (a higher percentage of medium-term loans and mortgages among assets and bonds among liabilities). On the other hand, the performance of net interest income for the Corporate & Investment Banking Division was affected by the significant reduction in TradingLab dividends in connection with a change in the strategy for hedging its instruments tied to equities and a reduction in business volume. Due to the higher volume of transactions and a modest reduction in spread, net interest actually rose by 5.6% over the first half of 2003. The New Europe Division remained just above levels of the previous year due to the increase in loans (up by 4% on average) which offset the effect of declining spreads (about 10 basis points). Finally, the Parent Company reported a significant increase attributable to

lower costs for financing equity investments and the increase in business volume connected with the Group's Treasury operations.

This performance was reflected at the consolidated level with growth of about €18 billion in average assets and an overall reduction in spread (net interest income as a percentage of total assets) of about 30 basis points (the average rate on assets was down by 75 basis points and by 44 basis points for liabilities). The spread between rates on loans and deposits also tightened by about a third of a point due to the movements noted above, but was substantially in line with figures reported by the industry.

(€ million)

AVERAGE BALANCES, SPREADS AND INTEREST RATES

	FIRST HALF 2004			FIRST HALF 2003		
	AVERAGE BALANCE	INTEREST	AVERAGE RATE	AVERAGE BALANCE	INTEREST	AVERAGE RATE
Assets						
Loans to customers (face value)	135,437	3,386	5.03%	121,045	3,454	5.75%
Fixed-rate securities	29,441	573	3.91%	28,755	680	4.77%
Interbank asset position	31,100	348	2.25%	28,920	432	3.01%
Total interest-bearing assets	**195,978**	**4,307**	**4.42%**	**178,720**	**4,566**	**5.15%**
Shares and fixed assets	11,880	58	0.98%	11,151	109	1.97%
Total net assets	**207,858**	**4,365**	**4.22%**	**189,871**	**4,675**	**4.97%**
Liabilities and shareholders' equity						
Deposits (customers and securities)	134,761	1,085	1.62%	124,323	1,237	2.01%
Interbank liability position	46,265	665	2.89%	38,758	712	3.70%
Subordinated debt	6,203	95	3.08%	6,912	141	4.11%
Total interest-bearing liabilities	**187,229**	**1,845**	**1.98%**	**169,993**	**2,090**	**2.48%**
Reserves	14,369			13,921		
Specific reserves, writedowns and balance of other items		6,260			5,957	
Total net liabilities and shareholders' equity	**207,858**	**1,845**	**1.79%**	**189,871**	**2,090**	**2.22%**
NET INTEREST INCOME		**2,520**	**2.43%**		**2,585**	**2.75%**
Loan-deposit rate spread (customers and securities)			*3.41%*			*3.74%*
Spread between interest-bearing assets and liabilities			***2.44%***			***2.67%***

A review of the data for average balances and spreads, which were calculated taking into account hedging and tax optimisation transactions, reveals that the decline in net interest income from the first half of 2003 was attributable to the reduction in both dividends and the return on invested free capital and other non-interest bearing items, while the income from banking business was slightly higher despite the nearly quarter point decline in spread between interest-bearing assets and liabilities.

NET NON-INTEREST INCOME

Net non-interest income rose by 7.2% between the first and second quarter reaching a level of €2,683 million at the end of June, which was 4.6% lower than the first half of 2003 due to the marked decline in trading profits (down by 25%), which was only partly offset by positive performance in other areas.

(€ million)

	FIRST HALF		CHANGE		QUARTERS		
	2004	2003 Restated	AMOUNT	%	Q2 '04	Q1 '04	Q2 '03
Commission income	1,928	1,974	-46	-2.3%	994	934	1,048
Commission expense	-275	-354	79	-22.3%	-139	-136	-209
Net commission	*1,653*	*1,620*	*33*	*2.0%*	*855*	*798*	*839*
Trading profits	587	785	-198	-25.2%	295	292	349
Other operating income	551	534	17	3.2%	290	261	259
Other operating expenses	-108	-128	20	-15.6%	-52	-56	-56
Other net operating income	*443*	*406*	*37*	*9.1%*	*238*	*205*	*203*
Net non-interest income	**2,683**	**2,811**	**-128**	**-4.6%**	**1,388**	**1,295**	**1,391**
of which:							
Retail	*933*	*1,013*	*-80*	*-7.9%*	*479*	*454*	*521*
Corporate & Investment Banking	*871*	*1,018*	*-147*	*-14.4%*	*477*	*394*	*462*
Private Banking & Asset Manag.	*521*	*471*	*50*	*10.6%*	*263*	*258*	*247*
New Europe	*317*	*283*	*34*	*12.0%*	*166*	*151*	*156*
Parent co. and other companies [1]	*54*	*57*	*-3*	*-5.3%*	*8*	*46*	*33*
Elisions and other adjustments	*-13*	*-31*	*18*	*-58.1%*	*-5*	*-8*	*-28*

Note: 1. Other net income, which largely consisted of cost recoveries, was deducted from operating expenses.

Net commission income was up by 2% over the first half of 2003 due to an increase in commissions for guarantees and loans (up by 11.2%) attributable primarily to Corporate Division operations. On the other hand, service commissions for the management and administration of assets remained just below the figure for the corresponding period of the previous year (down by 1.4%).

Commissions on asset management and administration services included commissions on mutual funds which rose by 11.3% due to increased fund inflows and asset growth and the higher percentage of stock funds, which have higher management fees. Commissions were also higher on segregated accounts (up by 25.4%) and on other securities area operations (acceptance of trading instructions, custodial and other administrative services).

After several years of growth and a particularly impressive result for the first half of 2003, commissions for the placement of insurance products (down by 35%) and the trading and placement of securities (down by 15.3%) were both down.

(€ million)

COMMISSION INCOME	FIRST HALF 2004	FIRST HALF 2003 Restated	CHANGE FROM FIRST HALF 2003 AMOUNT	CHANGE FROM FIRST HALF 2003 %
Asset management and administration services	999	1,013	- 14	- 1.4%
Trading and placement of securities	*100*	*118*	*- 18*	*- 15.3%*
Segregated accounts	*79*	*63*	*+ 16*	*+ 25.4%*
Management of collective investment funds	*602*	*541*	*+ 61*	*+ 11.3%*
Placement of insurance products	*154*	*236*	*- 82*	*- 34.7%*
Other securities activities	*64*	*55*	*+ 9*	*+ 16.4%*
Guarantees and loans	307	276	+ 31	+ 11.2%
Collection and payment services	225	223	+ 2	+ 0.9%
Currency dealing	43	43	-	-
Tax collection services	66	67	- 1	- 1.5%
Other services	13	-2	+ 15	..
Net commission	**1,653**	**1,620**	**+ 33**	**+ 2.0%**

As in previous periods of sharp growth, trading profit performance, which declined from €785 million for the corresponding period in 2003 to €587 million, was the result of corporate customers' risk management strategies. There was an almost natural decline in these transactions following the expansionary period that took trading profits at the end of the first half of 2003 to over twice the level for the corresponding period in 2000. In addition, the comparison with the first half of 2003 reflects the positive effects of the launch of divisionalisation. In the Corporate Division this resulted in an extraordinary volume of operations as a result of synergies from uniting, within the same Division, UniCredit Banca d'Impresa, which identifies customers' needs for hedging financial risks, and UBM, which is capable of satisfying these needs.

Finally, other net operating income rose by 9.1% over the first half of 2003 due to a favourable combination of rising revenues (up by 3.2%) and declining expenses (down by 15.6%). The growth in revenues was due, in particular, to non-recurring revenues from the New Europe Division, while the reduction in other expenses was more widely distributed within the Group.

OPERATING EXPENSES

Operating expenses of €2,923 million for the first half were up by 2.7% over the same period of the previous year. Within this item, the higher increase in other administrative expenses was partially offset by the reduction in writedowns of intangible and tangible fixed assets (net of goodwill).

(€ million)

	FIRST HALF		CHANGE		QUARTERS		
	2004	2003 Restated	AMOUNT	%	Q2 '04	Q1 '04	Q2 '03
Payroll costs	-1,689	-1,639	-50	3.1%	-852	-837	-831
Other administrative expenses	-1,014	-981	-33	3.4%	-539	-475	-481
Writedowns of intangible and tangible fixed assets	-220	-226	6	-2.7%	-114	-106	-116
Operating expenses	**-2,923**	**-2,846**	**-77**	**2.7%**	**-1,505**	**-1,418**	**-1,428**
of which:							
Retail	*-1,468*	*-1,441*	*-27*	*1.9%*	*-748*	*-720*	*-730*
Corporate & Investment Banking	*-502*	*-518*	*16*	*-3.1%*	*-258*	*-244*	*-268*
Private Banking & Asset Manag.	*-372*	*-343*	*-29*	*8.5%*	*-188*	*-184*	*-178*
New Europe	*-464*	*-453*	*-11*	*2.4%*	*-244*	*-220*	*-233*
Parent Co. and other companies [1]	*-134*	*-138*	*4*	*-2.9%*	*-68*	*-66*	*-50*
Elisions and other adjustments	*17*	*47*	*-30*	*-63.8%*	*1*	*16*	*31*

Note: 1. Including other net income, largely made up of cost recoveries

Payroll costs were up by 3.1% over the corresponding period of the previous year, but this was partly attributable to employees acquired with the mortgage business of Abbey National Bank Italia. On an equivalent basis, with nearly stable average staff levels for the two half-year periods, the change would actually be about 2.6% due to the following increases:

- 0.65% in the Private Banking and Asset Management Division as a result of the expansion of the sales force in both Private Banking and Asset Management;
- 0.4% in Group banks in Eastern Europe;
- 0.2% for the expansion of the sales force at Clarima Banca and UniCredit Banca per la Casa which, with the acquisition of Abbey National Bank Italia's mortgage business, became the largest residential mortgage bank;
- 1.35% in remaining domestic areas (including the Parent Company, Italian banks, ancillary companies, product companies and other finance companies) representing a combination of:

- increases due to: carry-overs of the effects from applying (after June 2003) the net pay schedules required by the national collective bargaining agreement of 11 July 1999; the expansion of the sales force and front office and planning staff; covering certain sales and specialist positions; and the provision (on a preliminary basis for the 2004-2005 contract renewal) for the planned inflation rate for the current period,
- reductions in expenses reported at several Group companies (in particular UniCredit Banca Mobiliare and TradingLab).

Other administrative expenses were up by 3.8% over the first half of 2003 due to rental expenses, maintenance expenses and rent payments for machinery and equipment and postal and telephone expenses. The increase in the latter expenses was due to a rise in postal rates in addition to higher expenses for communication and disclosure after the implementation of the recent new law on this matter.

(€ million)

	FIRST HALF		CHANGE FROM FIRST HALF 2003	
	2004	**2003 Restated**	**AMOUNT**	**%**
Compensation paid to external consultants	75	77	- 2	- 2.6%
Advertising	54	62	- 8	- 12.9%
Insurance	24	25	- 1	- 4.0%
Surveillance of premises, transportation and securities inventory	33	33	-	-
Various services rendered by third parties	130	127	+ 3	+ 2.4%
Expenses relating to premises	179	175	+ 4	+ 2.3%
Rental expenses	*115*	*104*	*+ 11*	*+ 10.6%*
Maintenance and cleaning	*32*	*37*	*- 5*	*- 13.5%*
Utilities	*32*	*34*	*- 2*	*- 5.9%*
Maintenance and lease rentals for furniture and equipment	107	91	+ 16	+ 17.6%
Postal, telecom and office supplies	139	122	+ 17	+ 13.9%
Travel expense including hire	38	34	+ 4	+ 11.8%
Credit information and enquiries	9	8	+ 1	+ 12.5%
Other	99	99	-	-
Other costs and expenses	**887**	**853**	**+ 34**	**+ 4.0%**
Taxes and duties	127	128	- 1	- 0.8%
Other administrative expenses	**1,014**	**981**	**+ 33**	**+ 3.4%**

NET PROFIT

For reporting purposes, the table below shows reclassified entries leading from operating profit to the Group's portion of net profit with a comparison to the previous year.

(€ million)

	FIRST HALF		CHANGE FROM FIRST HALF 2003		
	2004	2003 Restated	P&L	%	2003 Restated
Operating profit	**2,280**	**2,550**	**- 270**	**-10.6%**	**4,706**
Extraordinary income and charges – net	102	69	+ 33	+47.8%	215
Total available	**2,382**	**2,619**	**- 237**	**-9.0%**	**4,921**
Amortisation of goodwill	-143	-136	- 7	+5.1%	-264
Provisions, writedowns and write-backs	-474	-499	+ 25	-5.0%	-1,241
- Provisions for risks and charges	*-36*	*-134*	*+ 98*	*-73.1%*	*-230*
- Net writedowns of loans and provisions for guarantees and commitments	*-438*	*-363*	*- 75*	*+20.7%*	*-957*
- Provision to loan loss reserves	-	-	-	-	*-44*
- Net writedowns of financial investments	-	*-2*	*+ 2*	*-100.0%*	*-10*
Gross profit	**1,765**	**1,984**	**- 219**	**-11.0%**	**3,416**
of which: Profit before extraordinary items and income tax	*1,663*	*1,915*	*- 252*	*-13.2%*	*3,201*
Income tax for the period	-631	-782	+ 151	-19.3%	-1,335
Change in fund for general banking risks	-	-	-	-	4
Net profit for the period	**1,134**	**1,202**	**- 68**	**-5.7%**	**2,085**
Minorities	-85	-70	- 15	+21.4%	-124
Group portion of net profit	**1,049**	**1,132**	**- 83**	**-7.3%**	**1,961**

EXTRAORDINARY ITEMS

Extraordinary items contributed €102 million compared to €69 million for the first half of 2003, with extraordinary income of €188 million (at the level of the same period of the previous year) and extraordinary charges of €86 million (down by €33 million from the first half of 2003). The most significant components of this balance are as follows:

- Capital gains, net of losses, of €12 million (down by €35 million from the corresponding period of the previous year), which were primarily from equity investments and investment securities;
- Surpluses over provisions for previous periods of €115 million (up by €57 million over the first half of 2003), of which €67 million was for the so-called "tax clean-up," i.e., the recovery of amounts previously allocated for tax purposes that are no longer allowed based on new corporate tax provisions;
- Charges for separation bonuses of €17 million.

AMORTISATION OF GOODWILL

Amortisation of goodwill and consolidation differences totalled €143 million (up by €7 million over the first half of 2003); of this amount €51 million was related to the Pioneer Group and €35 million to the Pekao Group. The increase was due to writedowns of new acquisitions totalling €11 million (in particular ANBI, ING and the new stake in Cassa Risparmio di Carpi and Locat), which were partially offset by a positive exchange rate effect of €4 million on the Pioneer writedown.

PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges totalled €36 million compared to €134 million for the first half of 2003, of which €17 million was attributable to voidable preference proceedings and pending litigation.

WRITEDOWNS OF LOANS

Net writedowns of loans and provisions for guarantees and commitments (€438 million compared with €363 million for the first half of 2003, an increase of €75 million or 20.7%) were the combined result of writedowns (€738 million) and write-backs (€300 million), which included €164 million in write-backs for collections during the period. The increase in net writedowns, which was partly correlated to the increase in new non-performing loans between the two periods, was largely concentrated in the Retail Division (up by €32 million or 33.3%) and the Corporate Division (up by €38 million or 17.9%).

Taking into account only the portion relating to loans and advances to customers, the net flow of writedowns, as a percentage of the corresponding asset items, dropped from 0.34% for the first half of 2003 (0.77% for the entire period) to 0.32% for the first half of 2004.

In addition, the level of provisions for the inherent risk in performing loans increased by about €100 million over December 2003 as a result of allocations (net of uses) that were largely made for exposure to those industrial sectors, including the automobile industry, experiencing the greatest impact from weak economic conditions.

GROSS PROFIT AND PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES

The overall performance of extraordinary items, provisions and writedowns made it possible to keep the reduction in absolute terms at the gross profit level below the amount of the reduction in operating profit (€219 million or 11% compared to €270 million for operating profit) arriving at a level of €1,765 million. Profit before extraordinary items and income tax was €1,663 million, which was down by 13.2% from the first half of 2003.

INCOME TAX

Income taxes of €631 million were down by 19.3% from the first half of 2003 as a result of the effects of the tax consolidation scheme, which, starting this period, allows companies to offset profits and losses from their subsidiaries to arrive at a final taxable figure. Thus, the tax rate vis-à-vis earnings before taxes dropped to 35.7% from 39% in the latest accounts.

NET PROFIT

Thus, net profit for the period totalled €1,134 million, which was down by 5.7% from the first half of 2003. The minority share of this net profit, €85 million, rose by €15 million, which was largely in line with the increase in profit at the Pekao Group. Thus, the Group's portion of net profits was €1,049 million, which was down by 7.3% from the €1,132 million for the corresponding period of the previous year.

Net Profit by Division

Below is a breakdown of net profit by Division. See the corresponding section for details of the key items.

The contribution of the Parent Company and other companies to net profit totalled €29 million, which was up by €37 million over the first half of 2003. This result benefited from the modest impact of provisions and writedowns (€2 million), extraordinary items of €34 million (including €26 million for "tax clean-up") and a positive contribution of €31 million from taxes (the increase in deferred tax assets and liabilities more than offset current taxes for the year).

(€ million)

DIVISIONS	FIRST HALF 2004	FIRST HALF 2003 Restated	CHANGE AMOUNT	CHANGE %	QUARTERS Q2 '04	QUARTERS Q1 '04	QUARTERS Q2 '03
Retail	258	360	-102	-28.3%	131	127	162
Corporate & Investment Banking	553	630	-77	-12.2%	308	245	283
Private Banking & Asset Manag.	159	126	33	26.2%	92	67	62
New Europe	178	153	25	16.3%	96	82	86
Parent Company and other companies	29	-8	37	n.s.	39	-10	93
Elisions and other adjustments	-128	-129	1	n.s.	-83	-45	-69
Consolidated net profit	**1,049**	**1.132**	**-83**	**-7.3%**	**583**	**466**	**617**

RECONCILIATION OF NET PROFIT

(€ million)

		FIRST HALF 2004
Parent Company net profit		**-65**
Net profit (loss) for the period for other fully consolidated companies		**1,300**
UniCredit Banca d'Impresa	250	
UniCredit Banca	233	
UBM	202	
Bank Pekao Group (consolidated accounts)	144	
Pioneer Global Asset Management (consolidated accounts)	100	
Zagrebacka Banka (consolidated accounts)	49	
TradingLab	40	
Locat	38	
Koç (consolidated accounts)	32	
UniCredit Private Banking	31	
UniCredito Italiano Ireland	30	
Bulbank	24	
Banca dell'Umbria	19	
UniCredit Banca per la Casa	13	
Clarima	12	
UniCredit Banca Mediocredito	10	
Cassa di Risparmio di Carpi	7	
UniCredit Gestione Crediti	7	
BAC S. Marino	6	
Uniriscossioni	3	
Other companies	50	
		1,235
Net profit (loss) of equity investments valued at equity	**19**	
Reversal of dividend		**-60**
of UniCredito Italiano S.p.A.	-12	
of other Group companies	-48	
Amortisation of positive consolidation differences		**-79**
Other adjustments on consolidation		**19**
Reversal of writedowns/write-backs of equity investments	39	
Other adjustments	-20	
Minorities		**-85**
Group portion of net profit		**1,049**

LOANS TO CUSTOMERS

During the first half of the year, the significant uncertainty in the Italian economy served as a damper to loan growth, and particularly the short-term component which is more closely correlated to trends in the economic cycle. At the end of June the Italian banking industry's loans (for units operating in Italy reported at face value and excluding non-performing loans and repos) were just above end of December levels (up by 1.9% for the half year) with a 5.6% increase on an annual basis, down from 6% in December 2003. This performance was solely due to demand for medium and long-term loans (up by 13.8% on an annual basis in June 2004 compared to a 13% increase from the beginning of the year), while short-term loans registered a further decline (down by 4.2% in June from the 1.7% decrease in December 2003). The performance in the banking industry was a reflection of changes in the loan demand of households and companies. With regard to the medium and long-term component, due to the low level of interest rates, companies have continued to shift towards longer maturities while household demand was primarily from residential mortgages. Consumer credit has also demonstrated robust and improving performance. Similarly, the weakness in short-term loans has affected both areas, which reported significant reductions during the first half, confirming a nearly two-year trend for households and a trend since the end of 2003 for companies.

As a result of the recovery in the last quarter, Group loans to customers were up by 5.1% over year-end 2003, which already included loans worth €4.5 billion arising out of the acquisition of the Abbey National Bank Italia's residential mortgage business. The increase over June 2003 (up by +14.3%) benefited from this acquisition. Moreover, even on an equivalent basis, the Group achieved stronger growth than the industry (up by +10.8%) despite the effect of the prudent credit policy implemented in Poland in an environment of moderately negative exchange rates. Net of repo transactions, which were up by over 45% over the twelve-month period, loans rose by 10.5% on an equivalent basis over June 2003 levels (the increase was +13.9%, including the effect of ANBI's mortgages).

The increase in loans was due to an increase in medium-term loans and mortgages (up by 9.2% for the half year and up by 18.4% over June 2003 on an equivalent basis), which benefited from the property market's performance and low interest rates, and was the result of an increase in finance lease contracts (up by 16.5% for the half year and up by 31.5% over June 2003). Other loan types showed a decline for the first half, which was partially offset by the growth in current

accounts. However, on an annual basis, there was an increase in all areas except bills and notes discounting transactions, which now represent a small part of the aggregate.

(€ million)

LOANS AND ADVANCES	AMOUNTS AS AT			% CHANGE	AMOUNTS	% CHANGE
	30.06.2004	31.03.2004	31.12.2003	FROM 31.12.2003	AS AT 30.06.2003 Restated	FROM 30.06.2003 Restated
Bills and notes discounted	1,045	1,113	1,124	- 7.0%	1,304	- 19.9%
Current accounts	21,903	21,133	21,143	+ 3.6%	21,318	+ 2.7%
Medium-term loans and mortgages	54,106	51,155	49,539	+ 9.2%	42,044	+ 28.7%
Other loans	39,387	38,667	40,458	- 2.6%	38,171	+ 3.2%
Loans under financial leases	8,730	8,498	7,495	+ 16.5%	6,640	+ 31.5%
Other transactions	6,084	5,907	6,210	- 2.0%	5,711	+ 6.5%
Loans net of repos	**131,255**	**126,473**	**125,969**	**+ 4.2%**	**115,188**	**+ 13.9%**
Repo transactions	1,943	853	740	+ 162.6%	1,334	+ 45.7%
Total loans to customers	**133,198**	**127,326**	**126,709**	**+ 5.1%**	**116,522**	**+ 14.3%**

The performance described had a positive impact on growth in all Divisions for both the half year and twelve-month period. The Group's Italian operations reported an upward trend for all periods. In this regard, it should be noted that the Retail Division's increase over June 2003 (up by 23.1%) was due to the acquisition of ANBI's mortgage bisiness (up by 13.4% on an equivalent basis). On the other hand, the increase at the Parent Company and other companies resulted largely from loans made to other Group companies, especially to support Locat's growth, and are eliminated on consolidation. The New Europe Division reported a significant increase for the half year, although this was partly attributable to a favourable foreign exchange effect (up by 7.5% at historical rates and by 4.0% at constant rates). However, on an annual basis, the foreign-exchange effect was only marginal, as such increases reflected the prudent credit policy implemented by the Pekao Group during the last period (up by 12.6% over June 2003 excluding Pekao).

(€ million)

LOANS BY DIVISION	AMOUNTS AS AT			% CHANGE FROM	
	30.06.2004	31.12.2003	30.06.2003 Restated	31.12.2003	30.06.2003
Retail	52,421	48,810	42,583	+ 7.4%	+ 23.1%
Corporate & Investment Banking	64,952	63,442	58,415	+ 2.4%	+ 11.2%
Private Banking & Asset Management	1,197	1,058	1,013	+ 13.1%	+ 18.2%
New Europe	12,734	11,848	12,205	+ 7.5%	+ 4.3%
Parent Company and other companies	13,955	13,437	12,277	+ 3.9%	+ 13.7%
Elisions and adjustments	-12,061	-11,886	-9,971	+ 1.5%	+ 21.0%
Total loans to customers	**133,198**	**126,709**	**116,522**	**+ 5.1%**	**+ 14.3%**

The increase for the first half was concentrated in the area of non-finance companies (up by about €3 billion or 4.2%), households (particularly consumer households) and other businesses (overall up by €4.8 billion or 11.1%). However, there was a significant reduction in loans to finance companies (down by 18%), while loans to state agencies and other government entities remained just above the level at the beginning of the year overall.

(€ million)

LOANS BY SECTOR	AMOUNTS AS AT		CHANGE FROM 31.12.2003	
	30.06.2004	31.12.2003	AMOUNT	%
Governments	2,364	2,169	+ 195	+ 9.0%
Other government entities	2,954	3,091	- 137	- 4.4%
Non-finance companies	73,174	70,205	+ 2,969	+ 4.2%
Finance companies	6,271	7,646	- 1,375	- 18.0%
Households and other businesses	48,435	43,598	+ 4,837	+ 11.1%
Total loans to customers	**133,198**	**126,709**	**+ 6,489**	**+ 5.1%**

Market share for units operating in Italy rose further from 10.74% at the beginning of the year to 10.88% at the end of June due to better-than-industry performance in the medium and long-term segment. However, the increase in market share in the short, medium and long-term components over the twelve-month period was about one percentage point (market share was 9.90% at the end of June 2003). The ANBI acquisition contributed about one-third of a percentage point to this increase.

(Units operating in Italy)

MARKET SHARE OF LENDING IN ITALY (Italian resident customers)

	UNICREDIT GROUP MARKET SHARE			INDUSTRY AS AT 30.06.2004	
	30.06.2004	31.12.2003	30.06.2003	AMOUNTS (€ MILLION)	% CHANGE FROM 30.06.2003
Short-term loans	10.68%	10.67%	9.73%	441,020	- 4.2%
Medium and long-term loans	11.03%	10.80%	10.04%	618,113	+ 13.8%
Total	**10.88%**	**10.74%**	**9.90%**	**1,059,133**	**+ 5.6%**

BAD AND DOUBTFUL DEBTS

The effects of protracted weakness in the economy were reflected in the amount of non-performing loans, which accelerated industry-wide in 2003 (leaving aside the financial difficulties of the Parmalat Group) and continued to grow during the first half of this year. In fact, at the end of June gross non-performing loans for the industry rose by 3.9% over December and by 11.7% on an annual basis, to 4.78% of total loans (including the non-performing loans themselves) compared to 4.70% in December and 4.54% a year earlier. However, the Group's ratio of non-performing loans to loans, calculated using equivalent data, dropped from 3.14% to 3.09% from June 2003 to June 2004.

Results at industry level[1] were the outcome of widely differing patterns among the various regions. Growth rates were higher in those regions where the Group has a significant presence, such as Piedmont, Triveneto, Emilia Romagna and the Marches. Faced with this negative scenario in the domestic market, the Group has benefited from the improvement reported by banks in New Europe.

Overall, the Group's gross bad and doubtful debts rose by about €270 million, or 3.1%, during the first half, largely due to transfers from performing loans, which are now being restructured. Meanwhile, writedowns of bad and doubtful debts increased by €135 million (up by 3.2%). In addition to these, there were general writedowns of performing loans, which posted a further prudent increase for the half year (up by €99 million) reaching a level of €1,290 million, or 1.0% of corresponding gross loans.

Thus, the book value of bad and doubtful debts rose by 2.9% from the beginning of the year due primarily to non-performing loans, the growth of which was nearly entirely offset by the reduction in doubtful loans, and the increase in loans being restructured. However, bad and doubtful debts were down by 2% from March due to reduction in doubtful loans (down by -6.2% for the quarter).

(€ million)

ASSET QUALITY	AMOUNTS AS AT 30.06.2004	31.03.2004	31.12.2003	CHANGE FROM 31.12.2003 AMOUNT	%
Non-performing loans	2,549	2,493	2,373	+ 176	+ 7.4%
Doubtful loans	2,004	2,137	2,157	- 153	- 7.1%
Loans subject to restructuring	130	157	13	+ 117	..
Restructured loans	140	136	136	+ 4	+ 2.9%
Loans to countries at risk	27	17	34	- 7	- 20.6%
Total bad and doubtful debts - customers	**4,850**	**4,940**	**4,713**	**+ 137**	**+ 2.9%**
Performing loans	128,348	122,386	121,996	+ 6,352	+ 5.2%
Total loans to customers	**133,198**	**127,326**	**126,709**	**+ 6,489**	**+ 5.1%**
Loans to high risk countries - banks	40	N.A.	36	+ 4	+ 11.1%
Other doubtful loans - banks	1	N.A.	5	- 4	-80.0%

Nota: 1. Based on Risk Information Centre data for adjusted March non-performing loans (latest published figures).

Due to the higher growth in loans to customers, the ratio of total bad and doubtful debts to total loans to customers dropped from 6.74% at the beginning of the year to 6.61% at the end of the half year at face value, and from 3.72% to 3.64% at book value with a largely stable coverage ratio (47.2% in June compared to 47.1% in December). More specifically, if only bad and doubtful debts are considered, the percentage of non-performing loans to total loans was 4.51% at face values and 1.91% at book values (4.45% and 1.87% respectively in December) with a coverage ratio of 59.3% (59.7% at the end of the previous year). Doubtful loans, which were down in absolute terms, dropped to 1.80% of loans at face value (2.07% at the end of the previous year) and to 1.50% of book values (from 1.70%) with a coverage ratio of 20% (21.2% in December 2003).

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS (BY TYPE)	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	COUNTRY RISK	TOTAL BAD AND DOUBTFUL DEBTS
Situation as at 30.06.2004					
Face value	6,259	2,505	382	34	9,180
as a percentage of total loans	*4.51%*	*1.80%*	*0.28%*	*0.02%*	*6.61%*
Writedowns	3,710	501	112	7	4,330
as a percentage of face value	*59.3%*	*20.0%*	*29.3%*	*20.6%*	*47.2%*
Book Value	2,549	2,004	270	27	4,850
as a percentage of total loans	*1.91%*	*1.50%*	*0.20%*	*0.02%*	*3.64%*
Situation as at 31.12.2003					
Face value	5,883	2,737	244	44	8,908
as a percentage of total loans	*4.45%*	*2.07%*	*0.18%*	*0.03%*	*6.74%*
Writedowns	3,510	580	95	10	4,195
as a percentage of face value	*59.7%*	*21.2%*	*38.9%*	*22.7%*	*47.1%*
Book Value	2,373	2,157	149	34	4,713
as a percentage of total loans	*1.87%*	*1.70%*	*0.12%*	*0.03%*	*3.72%*

Non-performing and doubtful loans rose by €144 million at face value. This result was due to net transfers from performing loans of €847 million (€733 million for the first half of 2003), which were offset by collections and sales of about €706 million, and €437 million for write-offs (€616 million and €287 million, respectively, for the first half of 2003). The remaining increase was in the form of overdue interest of €149 million and other net changes of €292 million. However, between the first and second quarters, net transfers from performing loans to non-performing and doubtful loans were down by 27%.

Finally, below is a breakdown of bad and doubtful debts by Division at face and book value, as compared with the corresponding figures at the end of 2003.

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS (BY DIVISION)	RETAIL	CORPORATE & INVESTMENT BANKING	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	COMBINED TOTAL	CONSOLIDATED TOTAL
Situation as at 30.06.2004						
Face value	3,390	2,798	2,837	155	9,180	9,180
as a percentage of total loans	*6.28%*	*4.19%*	*19.07%*	*1.01%*	*6.08%*	*6.61%*
Writedowns	1,276	1,038	1,942	74	4,330	4,330
as a percentage of face value	*37.6%*	*37.1%*	*68.5%*	*47.7%*	*47.2%*	*47.2%*
Book Value	2,114	1,760	895	81	4,850	4,850
as a percentage of total loans	*4.03%*	*2.71%*	*7.03%*	*0.53%*	*3.34%*	*3.64%*
Situation as at 31.12.2003						
Face value	3,213	2,673	2,844	183	8,913	8,908
as a percentage of total loans	*6.39%*	*4.10%*	*20.55%*	*1.26%*	*6.19%*	*6.74%*
Writedowns	1,216	1,079	1,822	78	4,195	4,195
as a percentage of face value	*37.8%*	*40.4%*	*64.1%*	*42.6%*	*47.1%*	*47.1%*
Book Value	1,997	1,594	1,022	105	4,718	4,713
as a percentage of total loans	*4.09%*	*2.51%*	*8.62%*	*0.73%*	*3.40%*	*3.72%*

For the Retail Division, total gross bad and doubtful debts dropped to 6.28% of the total (compared to 6.39% in December 2003) with a coverage ratio of 37.6%, which was in line with the figure at the beginning of the year. Thus, net amounts also declined as a percentage of loans from 4.09% in December 2003 to 4.03%. However, the Corporate Division reported an increase (up by 0.09% at face value and up by 0.20% at book value) due to transactions being restructured that also impacted the coverage ratio (37.1% compared to 40.4% at the beginning of the year). However, there was a reduction in other Divisions in absolute terms and as a percentage of total loans. Of particular significance was the further large reduction in bad and doubtful debts as a percentage of total loans in New Europe during the first half (from 8.62% to 7.03% of book values) with an increase in the coverage ratio (from 64.1% to 68.5%).

DIRECT AND INDIRECT DEPOSITS

While on the one hand the considerable uncertainty in the Italian economy dampened loan growth, on the other - in combination with the persistent volatility of stock markets and low yields on government securities - it favoured the growth of direct deposits in the form of current accounts and securities in issue. At banking industry level, direct deposits (deposits including CDs, repos and securities in issue) rose by 2% for the half year with a related acceleration in growth rates (up by 5.6% on an annual basis at the end of June from +4.6% in December) due to steady

growth in deposit accounts (up by 6.4% on an annual basis) and the higher increase in securities in issue (up by 8.3% on an annual basis at the end of June from +6.4% in December).

The fluctuating performance of stock markets in the second quarter also had an impact on the market for assets under management which retreated from gains of the first quarter. Overall in the first half of 2004, the stock of mutual funds (Italian and foreign funds managed by Italian institutions) rose by 1% over December 2003 as a combined result of a 0.9% outflow of funds and a positive performance effect of 1.9%. There was a net outflow for the period of €4.7 billion (up by €25.3 billion for all of 2003). Although investors remained cautious overall, with a preference for more typical types of direct deposits over funds, a more detailed analysis of the managed portfolio seemed to show signs of a greater propensity for risk. In fact, the industry portfolio mix shifted from the end of 2003. Between December and June, the percentage of equity funds rose (from 22.2% to 23%) as did flexible funds (from 3.3% to 4.2%), while bond funds declined from 46.4% to 45.4% of total funds, and liquidity funds dropped from 21% to 20.3%. The percentage of balanced funds remained largely unchanged (from 7.2% to 7%).

As a result, total assets administered for Group customers rose by 4.2% to €388 billion, from the beginning of the year, due to increases in both components, and by 8.7% from June 2003.

(€ million)

DIRECT AND INDIRECT DEPOSITS - CUSTOMERS	AMOUNTS AS AT		CHANGE FROM 31.12.2003		AMOUNTS AS AT 30.06.2003 Restated	% CHANGE FROM 30.06.2003 Restated
	30.06.2004	31.12.2003	AMOUNT	%		
Direct deposits	**139,779**	**135,274**	**+ 4,505**	**+ 3.3%**	**127,272**	**+ 9.8%**
Total amounts due to customers (net of repos)	85,180	81,786	+ 3,394	+ 4.1%	81,051	+ 5.1%
Repo transactions	13,392	16,190	- 2,798	- 17.3%	12,929	+ 3.6%
Securities in issue	41,207	37,298	+ 3,909	+ 10.5%	33,292	+ 23.8%
Indirect deposits [1]	**248,051**	**236,914**	**+ 11,137**	**+ 4.7%**	**229,390**	**+ 8.1%**
Indirect deposits under administration	128,111	122,787	+ 5,324	+ 4.3%	118,964	+ 7.7%
Indirect deposits under management	119,940	114,127	+ 5,813	+ 5.1%	110,426	+ 8.6%
Direct and indirect deposits	**387,830**	**372,188**	**+ 15,642**	**+ 4.2%**	**356,662**	**+ 8.7%**

Note: 1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

There was no major change in the composition of the aggregate. Thus, indirect deposits represented 64% of the total compared to 63.7% in December and 64.3% in June.

DIRECT DEPOSITS

Direct deposits rose by 3.3% during the half year to €139.8 billion despite the substantial decrease in repos (down by 17.3%), and by 9.8% on an annual basis.

The growth of the aggregate was bolstered especially by securities in issue which rose by 10.5% for the half year and by 23.8% over the end of June 2003. The increase for the first half was primarily due to bond issues placed by the Parent Company to provide balanced financing for the Group's development plans in the area of medium and long-term loans. Bonds rose by 63% over December and by nearly 50% over June 2003 to a level of €17.7 billion. However, certificates of deposit were down by 15.5% from the beginning of the year, due to maturities during the period, to €21.7 billion at the end of June. This level was still 11% higher than the level in June 2003 due to CDs issued by foreign branches during the second half of the last period in the context of integrated liquidity management.

Finally, total customer deposits net of repos rose by 4.1% in the first half despite unfavourable seasonality, and by 5.1% on an annual basis. Changes in this item, including largely current account and savings deposits, can be broken down by Division as follows:

(€ million)

CUSTOMER DEPOSITS BY DIVISION	AMOUNTS AS AT 30.06.2004	AMOUNTS AS AT 31.12.2003	AMOUNTS AS AT 30.06.2003 Restated	% CHANGE FROM 31.12.2003	% CHANGE FROM 30.06.2003
Retail	41,052	40,458	39,182	+ 1.5%	+ 4.8%
Corporate & Investment Banking	11,690	10,859	10,598	+ 7.7%	+ 10.3%
Private Banking & Asset Management	4,354	4,089	4,207	+ 6.5%	+ 3.5%
New Europe	20,730	20,123	20,399	+ 3.0%	+ 1.6%
Parent Company and other companies	8,256	7,586	7,924	+ 8.8%	+ 4.2%
Elisions and adjustments	-902	-1,329	-1,259	- 32.1%	- 28.4%
Total customer deposits (net of Repos)	**85,180**	**81,786**	**81,051**	**+ 4.1%**	**+ 5.1%**

All Divisions reported growth for the half year and the twelve-month period. Growth was particularly strong in the Corporate Division (up by 7.7% over December and by 10.3% over June 2003), but more normal for the Retail Division (up by 1.5% and 4.8% respectively) partly due to seasonality which was a negative factor compared to December. The increase at the Parent Company was significant for the half year (up by 8.8%) due to the rise in foreign branch deposits, which partly offset the reduction in certificates of deposit. However, the growth profile in New Europe (up by 3% over December and by 1.6% over June 2003) was affected by exchange rate fluctuations (-0.3% and +1.6% respectively at constant exchange rates) and the growing shift of funds towards asset management products.

Market share of direct deposits with customers for the Group's units operating in Italy rose by over one-third of a percentage point in the first half due to the higher market share for bonds (from 5.90% to 7.86%) and the growth in account deposits (from 9.19% to 9.28%).

(Units operating in Italy)

MARKET SHARE OF DEPOSITS (Italian resident customers)

	UNICREDIT GROUP MARKET SHARE			INDUSTRY AS AT 30.06.2004	
	30.06.2004	31.12.2003	30.06.2003	AMOUNTS (€ MILLION)	% CHANGE FROM 30.06.2003
Deposits (current accounts and savings accounts)	9.28%	9.19%	9.28%	598,087	+ 6.4%
Repos	13.74%	18.46%	13.96%	70,421	- 12.0%
Bonds and certificates of deposit	7.86%	5.90%	5.46%	393,706	+ 8.3%
Total	**9.11%**	**8.76%**	**8.27%**	**1,062,214**	**+ 5.6%**

INDIRECT DEPOSITS

The performance of indirect customer deposits further reinforced the growth trend as a result of new inflows and the positive performance of stock markets, and the end of the negative effect from the dollar's fluctuations during the first half of this year. The market value of indirect deposits rose to €248 billion, which was nearly €11 billion higher than at the end of December (up by 4.7%), and 8.1% higher than at the end of June 2003. Within this area, there was growth in both the administered (up by 4.3% for the half year and by 7.7% on an annual basis) and managed components (up by 5.1% since the beginning of the year and by 8.6% over the twelve-month period).

The market value of indirect deposits under administration[1] rose by about €5.3 billion in absolute terms at the consolidated level for the quarter to €128.1 billion at the end of June reflecting positive performance in all Divisions. Growth of deposits under administration in the Private Banking & Asset Management Division was particularly impressive in both absolute and percentage terms. During the first half these deposits rose by about €2.9 billion (up by 12.7%) due to the placement of non-Group mutual funds. The increase in the New Europe Division was also significant at about 20%, but more modest in absolute terms (about €1.3 billion). Finally, the Retail and Corporate Divisions were up by about five hundred million euros each.

The breakdown of the change for the half year by security type showed a contribution of over €2 billion for debt securities and non-Group mutual funds, while the increase in equity securities was about one billion euros. At the end of June, debt securities represented 55% of indirect deposits under administration, equity securities were 42% and non-Group funds represented the remaining 3%.

Note: 1. Indirect deposits under administration include securities on deposit in customer portfolios, excluding portfolios of the Group's mutual funds, net of securities issued by Group companies (which are already included in direct deposits) and shares of Group funds (included in indirect deposits under management).

TOTAL ASSETS UNDER MANAGEMENT

At the end of June 2004, customer assets managed by the Group (including liquid assets, securities issued by Group companies and funds supporting structured bonds) totalled €123.1 billion, a new record, representing an increase of 4.9% for the half year and 9.1% over the twelve months.

This aggregate was primarily made up of customer assets (and thus, excluded bank portfolios) managed by the Private Banking & Asset Management Division, and in particular by the Pioneer Group both directly and on mandate. These assets represent the total aggregate in US and "international" markets and nearly all assets managed in Italy and the New Europe. See the appropriate chapter for comments on changes in assets under management, and especially for those managed outside Italy, which rose overall by 11.8% in the first half and by 27% over June 2003. This performance benefited from a significant inflow (nearly €2 billion for the half year) and a positive "market" effect accounting for 5 of the 11.8 percentage-point rise for the first half.

(€ million)

ASSETS UNDER MANAGEMENT (CUSTOMERS)	AMOUNTS AS AT 30.06.2004	AMOUNTS AS AT 31.12.2003	CHANGE FROM 31.12.2003 AMOUNT	CHANGE FROM 31.12.2003 %	AMOUNTS AS AT 30.06.2003 Restated	% CHANGE FROM 30.06.2003 Restated
Italy	**88,164**	**86,145**	**+ 2,019**	**+ 2.3%**	**85,433**	**+ 3.2%**
Mutual funds placed directly [1]	42,876	42,834	+ 42	+ 0.1%	41,781	+ 2.6%
Customer segregated accounts [2]	22,635	22,749	-114	- 0.5%	25,132	- 9.9%
- Segregated accounts in funds	*11,306*	*11,880*	*-574*	*- 4.8%*	*13,688*	*- 17.4%*
- Other segregated accounts	*11,329*	*10,869*	*+ 460*	*+ 4.2%*	*11,444*	*- 1.0%*
Insurance policies (actuarial reserves)	22,653	20,562	+ 2,091	+ 10.2%	18,520	+ 22.3%
- Unit linked	*17,514*	*15,600*	*+ 1,914*	*+ 12.3%*	*13,337*	*+ 31.3%*
- Other policies	*5,139*	*4,962*	*+ 177*	*+ 3.6%*	*5,183*	*- 0.8%*
United States	**23,348**	**21,856**	**+ 1,492**	**+ 6.8%**	**20,009**	**+ 16.7%**
Other international markets	**7,380**	**5,880**	**+ 1,500**	**+ 25.5%**	**4,576**	**+ 61.3%**
New Europe	**4,250**	**3,556**	**+ 694**	**+ 19.5%**	**2,882**	**+ 47.5%**
Total customer assets under management	**123,142**	**117,437**	**+ 5,705**	**+ 4.9%**	**112,900**	**+ 9.1%**
Note:						
Assets in mutual funds	105,258	100,502	+ 4,756	+ 4.7%	94,707	+ 11.1%
- Securities funds distributed in Italy [3]	*70,021*	*68,735*	*+ 1,286*	*+ 1.9%*	*67,081*	*+ 4.4%*
- Other mutual funds	*35,237*	*31,767*	*+ 3,470*	*+ 10.9%*	*27,626*	*+ 27.6%*

Notes: 1. Including funds underlying structured securities. The ING funds underlying unit-linked policies of National Nederlanden were reclassified.
2. Segregated accounts exclude those accounts related to insurance policies. Amounts shown include liquid assets and Group securities in issue.
3. Assogestioni standard.

However, assets in Italy rose by 2.3% over year-end to €88.2 billion (up by 3.2% over June 2003) due to growth in life insurance policies. The actuarial reserves for these policies, which were

driven by unit-linked reserves, rose by 10.2% over December 2003 and by 22.3% over the same period of the previous year, while segregated accounts and funds placed directly remained largely unchanged from year end.

In the Bancassurance area, the Group won new business of €2,570 million for the first half of 2004 representing a 30% decrease from the corresponding period of the previous year following a sharp rise in this business during the first half of 2003. The related market shares further confirm the Group's leading position:

- for unit-linked policies, market share was 57.47% (53% in December 2003) of the Bancassurance market and 42.70% (39.7% in December 2003) of the market overall;
- for the total, market share was 13.20% (16.1% in December 2003) of the Bancassurance market and 9.98% (12.3% in December 2003) of the market overall.

Mutual fund assets (as recorded by Assogestioni) rose by 1.9% in the first half despite an outflow of €216 million, while market share rose to 13.51% from 13.39% at the end of December 2003.

(Assogestioni figures)

ASSETS IN MUTUAL FUNDS

	AMOUNTS AS AT			% CHANGE FROM	
	30.06.2004	31.12.2003	30.06.2003	DEC-03	JUN-03
Industry (€ million)	518,445	513,305	498,128	+1.0%	+4.1%
UniCredit Group (€ million)	70,021	68,735	67,081	+1.9%	+4.4%
Market share	**13.51%**	**13.39%**	**13.47%**	**+12 b.p.**	**+4 b.p.**

SECURITIES PORTFOLIO AND INTERBANK POSITION

During the half year, "structural liquidity" remained just above year-end 2003 levels due to the fact that the increase in loans to customers (up by €6.5 billion) was offset by the increase in direct deposits (up by €4.5 billion in the first half) and the change in the balance of other items. However, the decrease from June 2003 was primarily due to the financing for the acquisition of the residential mortgage division of Abbey National Bank of Italy.

Within structural liquidity, there was a shift towards securities, which rose by €3.4 billion during the half year, while the interbank balance dropped by €2.7 billion.

(€ million)

	AMOUNTS AS AT		CHANGE FROM 31.12.2003		AMOUNTS AS AT 30.06.2003 Restated	% CHANGE FROM 30.06.2003 Restated
	30.06.2004	31.12.2003	AMOUNT	%		
Investment and trading securities	**32,924**	**29,527**	**+ 3,397**	**+ 11.5%**	**35,403**	**- 7.0%**
Investment securities	*10,080*	*11,271*	*- 1,191*	*- 10.6%*	*12,719*	*- 20.7%*
Trading securities	*22,844*	*18,256*	*+ 4,588*	*+ 25.1%*	*22,684*	*+ 0.7%*
Interbank balance	**-14,203**	**-11,469**	**- 2,734**	**+ 23.8%**	**-11,320**	**+ 25.5%**
Loans to banks	*28,627*	*32,783*	*- 4,156*	*- 12.7%*	*28,465*	*+ 0.6%*
Due to banks	*42,830*	*44,252*	*- 1,422*	*- 3.2%*	*39,785*	*+ 7.7%*
Structural liquidity	**18,721**	**18,058**	**+ 663**	**+ 3.7%**	**24,083**	**- 22.3%**

EQUITY INVESTMENTS

As at 30 June, equity investments totalled €3,496 million which was largely unchanged from the end of the prior year.

(€ million)

	AMOUNTS AS AT		CHANGE FROM 31.12.2003		AMOUNTS AS AT 30.06.2003 Restated	% CHANGE FROM 30.06.2003 Restated
	30.06.2004	31.12.2003	AMOUNT	%		
Equity investments	3,357	3,368	- 11	- 0.3%	3,097	+8.4%
Equity investments in Group companies	139	137	+ 2	+ 1.5%	162	-14.2%
Total equity investments	**3,496**	**3,505**	**- 9**	**- 0.3%**	**3,259**	**+7.3%**

During the first half of the year, the Parent Company continued to sell minority positions that are no longer considered strategic.

To be specific, equity interests were sold in Centro Leasing Spa (5.18%), CE.P.I.M. Spa (2.13%), Pensplan Invest SGR Spa (4.44%), A.M.I.R. Spa (0.17%) and Intesa Leasing Spa (0.06%) resulting in total proceeds of over €10 million and a capital gain of about €4 million.

In June, UniCredit auctioned off the stake held (20.3%) in Autostrada Brescia Verona Vicenza Padova Spa ("Serenissima"), and the best bid, by Reconsult & Partners (a holding company owned by local manufacturers including the Gambari group), called for the purchase of the entire stake held in Serenissima at a total price of €200 million.

Once the procedure, designed to have pre-emption rights exercised in accordance with the company's bylaws, is completed the sale may be finalised by the end of this fiscal year, with a capital gain of €200 million.

LIST OF EQUITY INVESTMENTS

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, attached is the list of equity investments in the form of shares/interests with voting rights in unlisted companies held in any form as at 30 June 2004.

TRANSACTIONS WITH SUBSIDIARIES

With regard to transactions with subsidiaries, the following table indicates assets, liabilities and guarantees and commitments as at 30 June 2004 with Group companies (that are not fully consolidated) and with those subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92. Details for individual companies are provided in Part C.

(€ million)

	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	155	129	20
Companies subject to significant influence	591	132	17

INTRA-GROUP AND RELATED PARTY TRANSACTIONS

Transactions between the Parent Company, subsidiaries and companies subject to significant influence were entered into because they were mutually beneficial and took place at arm's length.

SHAREHOLDERS' EQUITY

As at 30 June, the Group portion of shareholders' equity was €13,047 million with an increase of €34 million over the end of the previous year. The change was due to net profit for the period and the positive impact of exchange rates on consolidated reserves (the latter was included in other net changes), which was largely offset by the distribution of dividends in 2003 and the allocation to the fund for donations.

(€ million)

Shareholders' Equity as at 31.12.2003	**13,013**
Changes during the year:	
Net profit for the period	1,049
Dividends distributed	-1,080
Allocation to donation fund	-10
Other net changes	75
Shareholders' Equity as at 30.06.2004	**13,047**

The annexes include the statement of changes in shareholders' equity and the reconciliation with the Parent Company's shareholders' equity.

SUBORDINATED DEBT

Based on the more than adequate capital ratios (as described in the section on capital allocation and risk management), no subordinated debt was issued during the first half. With no debt maturing, at the end of June subordinated debt totalled €6,203 million representing an increase of €13 million over the end of 2003 due to a positive exchange rate effect on dollar-denominated issues.

Retail Division

The Retail Division, which was created to meet the needs of households and small businesses in Italy, is made up of the distribution network of UniCredit Banca, which operates throughout Italy with a network of nearly 2,700 branches, Banca dell'Umbria and Cassa di Risparmio di Carpi, which have a strong local presence in their reference areas.

In addition to these entities are the specialised product companies: Clarima, which specialises in consumer credit products and credit cards, and UniCredit Banca per la Casa, which specialises in providing medium-term loans and mortgages, and which recently grew due to the acquisition of Abbey National Bank Italia (ANBI) and the sale by UniCredit Banca of the division of medium-term loans and mortgages distributed by Tecnocasa.

(Figures as at 30 June 2004)

RETAIL DIVISION (Main companies)	STAKE HELD %	TOTAL ASSETS (€ MILLION)	GROUP PORTION OF NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES (NUMBER)	BRANCHES (NUMBER)
UniCredit Banca	100.00	64,939	233	71.7	23,721	2,686
Banca dell'Umbria	96.46	4,136	19	55.6	773	89
CR Carpi	99.92	1,167	7	56.8	325	40
UniCredit Banca per la Casa	100.00	8,966	13	58.7	349	15
Clarima	100.00	2,149	12	51.5	299	7

THE DIVISION'S ACTIVITIES

LOANS TO CUSTOMERS

Loans to customers of the Retail Division totalled over €52,400 million, which was 7.4% higher than year-end 2003 levels, and up by over 23% from the previous year (up by 13.4% on an equivalent basis including ANBI also in June 2003).

(€ million)

RETAIL DIVISION (Deposits by type)	AMOUNTS AS AT 30.6.2004	AMOUNTS AS AT 31.3.2004	AMOUNTS AS AT 31.12.2003	% CHANGE FROM 31.12.03	AMOUNTS AT 30.6.2003 Restated	% CHANGE FROM 30.6.2003
Loans to customers	**52,421**	**50,126**	**48,810**	**+ 7.4%**	**42,583**	**+ 23.1%**
Medium-term loans and mortgages	37,715	35,894	34,540	+ 9.2%	28,216	+ 33.7%
Other loans to customers	14,706	14,232	14,270	+ 3.1%	14,367	+ 2.4%

This performance was the result of continual growth in medium-term loans and mortgages, which rose by 9.2% over the end of 2003 due to the marketing efforts of UniCredit Banca and UniCredit

Banca per la Casa that led to the conclusion of about 42,000 new contracts in the first half. In fact, at the beginning of 2004, despite the increase in house prices, the Italian property market continued to grow largely as a result of interest rates remaining at historical lows and a strong propensity to invest in properties, which was due in part to the demand for holiday homes and investment purposes.

More specifically, with regard to UniCredit Banca per la Casa, the growth in operations in the first half (with loan disbursements reaching a level of €1,389 million representing a 30.3% increase over the first half of 2003) and in related market share (5.8% in December 2003, 6.1% in March 2004 and 6.2% in June) was achieved as a result of the differentiated, comprehensive management of the area, which was provided with the support of former ANBI channels (branches, financial consultants and national agreements), the UBCasa distribution network (Tecnocasa/Kiron and Optima agreements), and the development of new products. All of these make the products offered by UBCasa the most extensive and innovative range of products available in the Italian market, with the highest quality. All of this occurred in the context of integrating ANBI into UBCasa. This process, which occurred in several organisational phases, affected all operating areas of the bank: branding and communications, products and pricing, distribution and purchasing channels, human resources and branches, loans and risk management and the organisational structure. During the first half, the ongoing trend at UBCasa to make floating rate mortgages continued and strengthened. These loans exceeded 90% of the total for the half year and were popular due to their lower cost (average 3-month EURIBOR on a 365-day basis was 2.139% in June compared to the average 15-year IRS in June of 4.80%) and the ability to take advantage of a longer loan term. There was also a slight increase in the average loan amount disbursed (from €106,000 to €114,000 between the two half-year periods). Finally, a new partnership has been established with Pirelli – viz. Pirelli S.R., a new market player with significant growth prospects – which will also involve UBCasa's investment in the capital of Pirelli & C.R.E. Franchising Holding Srl.

Other loan types also posted gains with an increase of 3.1% over the December 2003 figure approaching a total of €15 billion due in part to growth in personal loans and consumer credit. Clarima achieved significant results in this area of operations. It had a total of 297,794 new customers during the half year bringing the total number of existing customers as at 30 June to 691,304 (up by 55.6% over 31 December 2003). During the same period, the total number of loans disbursed was €872 million including €360 million for transactions using credit cards.

Clarima's growth was achieved by gradually expanding the range of products and distribution channels. The captive channel, which focuses on sales of loan products to Group customers, obviously reported the most significant volumes. Sales efforts have intensified on this channel with a particular focus on the distribution of revolving credit cards (about 170,000 cards issued during the half year) and personal loans, with total loans disbursed of €457 million (up by +30% over the first half of 2003). The partnership and co-branding channel generated about 36,000 credit card requests during the first half in addition to about 17,500 loans for total disbursements of about €13 million. Activities to develop the business of existing partnerships continued in this channel, along with the search for and conclusion of new business alliances (in particular, the

market launch of new products related to agreements initialled with Utet, Pirelli Real Estate and Rotary). However, operations in the direct channel generated about 33,000 credit card requests during the first half. In this channel, a gradual strategic reorganisation is under way that will make the business and technological skills developed in this sector available to support other distribution channels including to attain greater access to existing physical networks (the branches of UniCredit Banca, Clarima financial stores and partner distribution networks). Although still in the start-up phase, the consumer credit channel still reported healthy business volume during the first half of the year (about €28 million in loans) due to the arrangement of contracts with dealers making it possible at the end of June to achieve a portfolio of about 1,200 pre-arranged dealers.

Asset quality

At the end of June, the book value of bad and doubtful debts totalled €2,114 million (compared to €1,997 million at the end of 2003) with a reduction of this measure as a percentage of total loans from 4.09% to 4.03% during the half year. This performance was analogous to figures based on face values which declined from 6.39% to 6.28% as a percentage of gross loans with a largely stable coverage ratio (37.6% at the end of June 2004 compared to 37.8% at the end of December). During the half year, non-performing loans rose largely due to a transfer from doubtful loans, which was only partially offset by outflows due to collections and write-offs, while doubtful loans remained just above levels of the previous year.

(€ million)

RETAIL DIVISION (Bad and doubtful debts)	NON-PERFORMING LOANS		OTHER BAD AND DOUBTFUL DEBTS		TOTAL BAD AND DOUBTFUL DEBTS	
	30.06.2004	31.12.2003	30.06.2004	31.12.2003	30.06.2004	31.12.2003
Face value	2,034	1,879	1,356	1,334	3,390	3,213
as a percentage of total loans	*3.77%*	*3.74%*	*2.51%*	*2.65%*	*6.28%*	*6.39%*
Writedowns	987	919	289	297	1,276	1,216
as a percentage of face value	*48.5%*	*48.9%*	*21.3%*	*22.3%*	*37.6%*	*37.8%*
Book Value	1,047	960	1,067	1,037	2,114	1,997
as a percentage of total loans	*2.00%*	*1.97%*	*2.04%*	*2.12%*	*4.03%*	*4.09%*

Finally, performing loans (€50,595 million at face value compared to €47,086 million in December) were prudentially adjusted to account for their so-called "inherent risk" on the basis of the likelihood of the default of the counterpart and with reference to the merchandise categories, types of loan, sectors of economic activity, etc. At the end of June 2004, total provisions applied to performing loans were €288 million compared to €273 million at the end of the previous year with a coverage ratio of 57 basis points at the end of the first half.

CUSTOMER DEPOSITS

At the end of June, customers' direct and indirect deposits rose to about €184,000 million representing a 7.1% increase over the corresponding period of the previous year.

Direct deposits, which represent about 35% of total deposits, rose by 15.2% over June 2003. However, this figure was affected by bonds issued by UBCasa and UniCredit Banca during the last quarter of 2003 and the first quarter of 2004 (about €6,700 million), which were subscribed by Group companies and aimed at shifting maturities of deposits and loans in accordance with the rules of regulatory authorities. In fact, securities in issue rose by 47% year-on-year.
Excluding these effects, the amount of typical "on demand" products (current accounts and savings deposits) represented over 64% of the aggregate (€41,052 million) with an increase of 4.8% over June 2003 on a restated basis. However, there was a 10% year-on-year reduction in repos (about 3% of total direct deposits), the most expensive form of account deposits, which declined by about €200 million.

In the area of indirect deposits (€119,991 million at the end of June 2004 at market values), administered savings (including the custody and administration of securities deposited by customers but excluding segregated accounts and shares purchased in mutual funds) totalled €67,473 million, which was unchanged from the December figure, but up by 4.3% over the previous period. There was also a 2% increase over June 2003 on a restated basis (up by 1.2% from December) for managed savings due to growth in Bancassurance products (up by 25.3%) which reached a level of €17,975 million.

(€ million)

RETAIL DIVISION (Deposits by type)	AMOUNTS AS AT 30.6.2004	AMOUNTS AS AT 31.3.2004	AMOUNTS AS AT 31.12.2003	% CHANGE FROM 31.12.03	AMOUNTS AT 30.6.2003 Restated	% CHANGE FROM 30.6.2003
Assets administered for customers	**183,903**	**185,252**	**179,548**	**+ 2.4%**	**171,719**	**+ 7.1%**
Direct deposits	63,912	64,136	60,196	+ 6.2%	55,500	+ 15.2%
Indirect deposits	119,991	121,116	119,352	+ 0.5%	116,219	+ 3.2%
Indirect deposits under administration	*67,473*	*68,206*	*67,455*	*+ 0.0%*	*64,716*	*+ 4.3%*
Indirect deposits under management	*52,518*	*52,910* (1)	*51,897*	*+ 1.2%*	*51,503*	*+ 2.0%*

Note: 1. Assets under Management restated due to intergroup transfers.

SALES CHANNELS

THE BRANCH NETWORK

At the end of June 2004, the Retail Division's network counted 2,837 branches, representing a reduction of 61 units from 31 December 2003 resulting from 72 closures and 11 openings during the first half of 2004. This was a part of the network rationalisation programme aimed at reducing the cost/revenue ratio and increasing productivity for those customers and geographic areas with higher potential. Seven of the eleven openings fell under Clarima's branch programme with the aim of creating a network for consumer credit able to develop the traditional business of making loans through retailers under specific agreements.

RETAIL DIVISION (Staff and Branches)	AMOUNTS AS AT 30.6.2004	31.3.2004	31.12.2003	% CHANGE FROM 31.12.03	AMOUNTS AT 30.6.2003 Restated	% CHANGE FROM 30.6.2003
Employees (number)	25,467	25,490 (1)	25,468	- 1	25,109	+ 358
Branches (number)	2,837	2,828	2,898	- 61	2,884	- 47

Note: 1. Employee numbers restated due to intergroup transfers.

CALL CENTRE

At the end of the second quarter of 2004, there were 497,927 telephone banking subscribers (up by 26% over the second quarter of the previous year), while 26,055 customers had used the service during the half year.

With regard to operations, the positive trend is continuing with a 44% rise in the number of total telephone calls (i.e., calls handled by the automated answering system and the operator) over the corresponding period of the prior year. There was a 61% increase in information and customer satisfaction activities, while order-related activities rose by 6% (there were 47,911 order-related transactions during the half year). With regard to "outbound" activities (440,000 telephone calls, which was in line with the first half of 2003), 13 customer-related campaigns were conducted, which were primarily customer retention campaigns and surveys, and 5 campaigns were aimed at non-customers regarding projects to expand the customer base.

INTERNET BANKING

Activities during the first half of 2004 were aimed at increasing subscriptions and the use of Internet banking and differentiating the service for small businesses and individuals. UniCredit has upgraded the Internet banking service by providing easier access and additional information and functions for individual customers (e.g., the display of medium-term loans, mortgages and loans obtained at other Group companies; the payment of bills that have not been pre-printed; a more detailed Securities section with information on average purchase prices, a portfolio risk simulator and a comparison between risk profiles and the portfolio held) and for small businesses (functions making it possible to control and manage the bill portfolio such as multiple bookings, a filter for tracking bill payment outcomes and the ability to print individual bills).

As a result of this effort, as at 30 June 2004 there were over 735,000 customers using the Internet banking service compared to 673,000 as at 31 December 2003 (up by 9.2%). In detail: there was a 7.7% increase in individual customers, and a significant increase in business customer subscribers (up by 19.2%) since 31 December 2003.

The significant growth in this operation during the first half of 2004 made it possible for UniCredit Banca to achieve a market share of 18% and to become the largest Italian Internet bank and give impetus to along with it its reference market.

PROFIT AND LOSS ACCOUNT

For the first half of 2004 the Retail Division's profit and loss account showed a profit of €258 million compared to €360 million for the corresponding period of the previous year, with an improvement

between the first and second quarters (from €127-131 million) despite higher provisions and writedowns.

(€ million)

PROFIT AND LOSS ACCOUNT

RETAIL DIVISION	FIRST HALF 2004	FIRST HALF 2003 Restated	% CHANGE	QUARTERS Q2 '04	QUARTERS Q1 '04	QUARTERS Q2 '03
Net interest income	1,141	1,237	- 7.8%	579	562	600
Trading profit	7	7	-	3	4	11
Commissions and other net income	926	1,006	- 8.0%	476	450	510
Total revenues	**2,074**	**2,250**	**- 7.8%**	**1,058**	**1,016**	**1,121**
Payroll costs	-770	-747	+ 3.1%	-384	-386	-372
Other expenses, amortisation and depreciation	-698	-694	+ 0.6%	-364	-334	-358
Operating expenses	**-1,468**	**-1,441**	**+ 1.9%**	**-748**	**-720**	**-730**
OPERATING PROFIT	**606**	**809**	**- 25.1%**	**310**	**296**	**391**
Provisions and net writedowns	-144	-117	+ 23.1%	-82	-62	-64
Extraordinary income (charge) - net	-5	-13	- 61.5%	4	-9	-8
Income tax for the period	-199	-317	- 37.2%	-101	-98	-158
NET PROFIT FOR THE PERIOD	**258**	**362**	**- 28.7%**	**131**	**127**	**161**
of which: Group portion of net profit	*258*	*360*	*- 28.3%*	*131*	*127*	*162*
Cost/income ratio	**70.8%**	**64.0%**		**70.7%**	**70.9%**	**65.1%**

Revenues

Looking at the details, in June 2004, net interest income totalled €1,141 million, which was down by 7.8% from the €1,237 million for the first half of 2003 contributing 55% to total revenues. Net interest income on an annual basis continued to be affected by the reduction in rates (the one-month interbank rate on the MID dropped by 50 basis points from 2.58% on average for the first half of 2003 to 2.06% for the same period in 2004), which was only partly offset by the sharp rise in loans to customers. However, there was an increase in net interest income between the first and second quarters of 2004 due to the rise in loan volume (up by 4.6%) against the background of a slight recovery in market rates (the average monthly one-month EURIBOR was up by 3 basis points).

With regard to other revenue items, there was a reduction in net commission and other net income (down by 8%) with stable trading profit over the twelve-month period.

More specifically, the reduction in net commission (down by 10.6% from the first half of 2003) reflects a change in composition, which was in line with the Division's strategies: the recurring portion of commissions rose, while one-time, up-front fees declined. As proof of this, the management fee component, in the area of assets under management, went from 40.6% in June 2003 to 49.6% for the first half of 2004. More specifically, compared to the previous period,

commissions remained firm on funds placed directly despite a net decline in up-front fees from placements of third-party bonds (due in part to a careful selection policy for issuing companies based on the best ratings) and from Bancassurance products. However, a positive message was sent by the trend in the second quarter that brought an increase of €22 million in total net commission.

Thus, total revenues in June 2004 were €2,074 million, which was down by 7.8% from the first half of 2003 on a restated basis.

Operating expenses

Operating expenses were €1,468 million, which was up by 1.9% (€27 million) over June 2003 on a restated basis. The increase was due to the increase in payroll costs (€770 million, up by 3.1% with a declining trend from the first to second quarters) that were affected by contract adjustments that were implemented in the second half of 2003 and beginning of 2004. The comparison with the previous period is also flawed by the fact that the latter did not include the costs of former ANBI staff (the increase was only 1.9% on an equivalent basis) and by the rationalisation of staff to be carried out under the S3 Project, which concentrated down-sizing in the first half of 2003 and then started retraining and the hiring of qualified staff in the second half. There was also an increase in administrative expenses (€654 million, up by 1.4%), primarily in those areas over which there is no direct control: postal and telephone rate increases cancelled out the effect of improved efficiency in stationery supplies, entertainment expenses and services performed. Amortisation and depreciation expenses, amounting to €44 million, fell sharply (down by 10.2% from the previous period) due to the reduction from previous periods of the depreciable asset base.

As a result of this performance, the ratio between operating expenses, including writedowns of fixed assets, and total revenues (the cost/income ratio) was 70.8% in June 2004, which was higher than the 64% of the first half of 2003, but there are signs it will decline from the first quarter of the current period.

Net profit for the period

Provisions and writedowns rose to €144 million (up by 23.1% from June 2003) due to increased lending operations and a slight deterioration in asset quality attributable to the slightly deteriorating economic situation that led to a higher likelihood of default for loan customers. The Group's portion of net profit for the period totalled €258 million (down by -28.3% from the previous June) after deducting extraordinary losses (primarily for staff separation bonuses) of €5 million and taxes of €199 million (representing 44.1% of earnings before taxes). During the first half of 2004, tax calculations were affected by significant legislative revisions such as Legislative Decree 344 of 12 December 2003 that modified corporate taxation by introducing IRES [the corporate income tax] (33% rate), and Decree Law 168/2004 that made writedowns and write-backs of loans to customers irrelevant for the purposes of determining the IRAP [regional tax on manufacturing operations] tax base for banks, resulting, in fact, in higher taxes of about €6.5 million for the first half of 2004.

Corporate & Investment Banking Division

The Corporate & Investment Banking Division focuses on offering financial products and specialised advisory to companies and government agencies, enabling the UniCredit Group to play a fundamental role in the business world.

For the first six months of 2004, the Division's companies were faced with an environment that exacerbated the problems encountered by companies. The steps taken were aimed at assisting customers during this delicate cyclical period by providing lending and service solutions focusing on higher qualitative standards while still paying close attention to credit standings. While economic problems had an impact on the Division's profit (which was down from the first half of the previous year due to the increased percentage of bad and doubtful debts and changed market conditions for instruments used to hedge financial risks), the innovation and service capabilities of the various companies made it possible to strengthen customer relationships, thereby increasing commission volume, while the increase in volume and close correlation between risks and pricing levels provided an effective means for holding net interest income steady despite fluctuating interest rates.

(Figures as at 30 June 2004)

CORPORATE & INVESTMENT BANKING DIVISION (Main companies)	STAKE HELD %	TOTAL ASSETS (€ MILLION)	GROUP PORTIO OF NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES (NUMBER)	BRANCHES (NUMBER)
UniCredit Banca d'Impresa	100.00	53,535	250	28.3	3,743	238
UniCredit Banca Mobiliare	100.00	51,679	202	23.0	573	2
UniCredit Banca Mediocredito	95.93	5,017	10	59.4	243	1
TradingLab Banca [1]	100.00	7,834	40	40.6	152	-
Locat	99.22	10,335	38	24.2	462	-

Note: 1. Merged on 1 July 2004 with UniCredit Banca Mobiliare

THE DIVISION'S ACTIVITIES

LOAN OPERATIONS

Total loans to customers of the Corporate Banking Division were €64,952 million (up by 11.2% over June 2003) representing new loan disbursements of €6,537 million which confirms the important role played by specialised Group companies in the corporate area in support of Italian companies. The growth in loans to customers is even more significant if seen against the background of the largely stagnant economic situation, which is characterised by greater credit risk, and is clearly unfavourable for strengthening loan demand.

(€ million)

CORPORATE & INVESTMENT BANKING DIVISION (Key balance sheet data, staff and branches)	AMOUNTS AS AT 30.6.2004	31.3.2004	31.12.2003	% CHANGE FROM 31.12.03	AMOUNTS AT 30.6.2003 Restated	% CHANGE FROM 30.6.2003
BALANCE SHEET						
Loans to customers	**64,952**	**61,924**	**63,442**	**+ 2.4%**	**58,415**	**+ 11.2%**
- UniCredit Banca d'Impresa	47,477	45,747	47,648	- 0.4%	42,960	+ 10.5%
- UniCredit Banca Mediocredito	4,710	4,751	4,938	- 4.6%	5,055	- 6.8%
- Locat	8,581	8,429	7,440	+ 15.3%	6,590	+ 30.2%
- UniCredit Factoring	1,996	1,864	2,356	- 15.3%	1,783	+ 11.9%
- Other companies	2,188	1,133	1,060	+ 106.4%	2,027	+ 7.9%
Direct customer deposits	**25,689**	**23,620**	**27,355**	**- 6.1%**	**22,528**	**+ 14.0%**
Repos	9,982	8,857	12,563	- 20.5%	8,936	+ 11.7%
Other amounts due to customers and securities in issue	15,707	14,763	14,792	+ 6.2%	13,592	+ 15.6%
STAFF AND BRANCHES						
Employees (number)	6,367	6,356	6,320	+ 47	6,240	+ 127
Branches (number)	241	211	214	+ 27	213	+ 28

Some 73% of the Division's loan portfolio refers to Banca d'Impresa, whose loans totalled €47,477 million, which was up by 10.5% over the €42,960 million of the previous year. It should be noted that during the first half the bank securitised €232 million in loans on the books at the end of the year resulting from a district bond initiative undertaken with the North-eastern CONFIDI [Collective Loan Guarantee Consortium]. This innovative product is being applied in various areas throughout Italy. It is aimed at shifting the exposure of companies by offering unsecured medium and long-term loans at a price point tied to ratings, which will make it possible to structure an additional medium-term limit of €1,500 million.

During the first half, there was a decline in loan disbursements to major accounts at Banca d'Impresa (down by 16.7%), while only the production companies (excluding major groups) reported a major increase in loans, which was significantly higher than the level reported by customers surveyed at the industry level: up by 4.3% and 1.0% respectively leading to higher loan volume of €1,180 million and a higher market share in this customer segment. From December to June this indicator rose from 12.3% to 12.7% confirming the gradual increase in the role the bank plays as a preferred intermediary for small and medium-sized Italian businesses. The business policy aimed at making medium and long-term loans, together with financial solutions to optimise the capital structure of businesses, led to a gradual increase in the percentage of medium-term loans and mortgages in the total loan portfolio from 18.9% a year earlier (19.2% in December) to 21.8%. This aggregate rose to €10,336 million representing a 12.7% increase over December 2003.

Loans to customers at UniCredit Banca Mediocredito totalled €4,710 million, which was down by 6.8% from the previous year due largely to the gradual disengagement of the bank from lending activities in non-strategic sectors such as agriculture, land and public works where loans declined by about 9%. However, core business, which account for more than two thirds of total loans, was on the upswing primarily due to the project-acquisition finance area, which was recently established, while loans in the industrial area were largely unchanged. The so-called Sabatini loans, for their part, declined due to the unfavourable economic situation and new regulations.

The €8,581 million in loans to customers at Locat represented 13% of the Division's total. The recovery in the leasing area made it possible to achieve loan portfolio growth of 30.2% with utilisation that was €1,141 million higher than in December. New loans rose by 16.5% (€16,473 million compared to €14,142 million for the same period of the previous year). There was also an annual increase in loan volume at UniCredit Factoring where loans rose from €1,783 a year ago to €1,996 million. The remaining Division companies had total utilisation of €2,188 million representing an annual increase of 7.9%.

Asset quality

The difficult economic situation was the most critical external element in determining the Corporate Division's credit policies and, despite the decision to continue tight credit quality policies for loan disbursement and management, it was not possible to avoid a deterioration in the bad and doubtful debt situation.

(€ million)

CORPORATE & INVESTMENT BANKING DIVISION (Bad and doubtful debts by type)	**NON-PERFORMING LOANS**		**OTHER BAD AND DOUBTFUL DEBTS**		**TOTAL BAD AND DOUBTFUL DEBTS**	
	30.06.2004	**31.12.2003**	**30.06.2004**	**31.12.2003**	**30.06.2004**	**31.12.2003**
Face value	1,890	1,792	908	881	2,798	2,673
as a percentage of total loans	*2.83%*	*2.75%*	*1.36%*	*1.35%*	*4.19%*	*4.10%*
Writedowns	794	805	244	274	1,038	1,079
as a percentage of face value	*42.0%*	*44.9%*	*26.9%*	*31.1%*	*37.1%*	*40.4%*
Book Value	1,096	987	664	607	1,760	1,594
as a percentage of total loans	*1.69%*	*1.56%*	*1.02%*	*0.96%*	*2.71%*	*2.51%*

At the end of June 2004, the face value of gross bad and doubtful debts related to the Division was €2,798 million (up by 4.7% over the end of 2003) for which an allowance for doubtful debts of €1,038 million was established covering 37.1% of bad and doubtful debts. Excluding this coverage, bad and doubtful debts totalled €1,760 million (up by 10.4% over December) representing 2.7% of total existing loans, compared to 2.5% at the end of the previous period.

Looking only at gross non-performing loans, in June the face value of this category rose to €1,890 million, a 5.5% increase over the December figure. Total writedowns on these loans were €794 million, representing a 42.0% coverage of the gross amount. Excluding writedowns, non-performing loans totalled €1,096 million, which was up by 11% over the end of 2003.

However, with regard to performing loans (€63,950 million at face value compared to €62,557 million in December), the Division's companies have gradually applied higher general provisions against this category. This was done for prudential reasons, and was also tied to cyclical weakness in the automobile industry. These provisions have grown to €758 million from €709 million in December. Thus, the coverage index rose to 1.18% from 1.13% at the end of 2003.

INVESTMENT BANKING & FINANCIAL PRODUCTS

Poor economic conditions had an effect on Investment Banking activities. However, the highly selective customer base did not prevent UniCredit Banca Mobiliare from successfully conducting the IPO's of Azimut (offering of €380 million) and DMT (€84 million offering) as global co-ordinator, bookrunner and sponsor. Other equity capital market transactions included the accelerated placement of Socotherm shares as joint bookrunner.

Despite the overall slowdown in the structured finance market, UBM Corporate Finance arranged significant transactions promoted by corporate customers and institutional investors and confirmed its leadership position in the domestic syndicated loan market. Significant transactions completed in the large corporate sector included those with Autostrade, Fastweb, Luxottica, Edison and Telecom Italia, while the most important transaction in the middle corporate segment was the acquisition financing provided to the Maire Group for the acquisition of Fiat Engineering. There was intense M&A origination and execution activity despite the sharp declines in business transactions at industry level. Companies assisted in this area included ENEL, in the privatisation of power distribution companies in Bulgaria and utilities in the Northeast for the creation of Northeast Services; and Fiat, for the sale of Fiat Engineering.

In the Debt Capital Market area, there were 32 bond issues arranged as a bookrunner valued at over €8 billion, and 14 issues in which UBM participated in the underwriting syndicates. One of the main transactions was the placement of a multi-tranche bond for Autostrade. Also worth noting was the issuance of ABS by the PMI Uno special purpose company for the securitisation of a portfolio of loans made by UniCredit Banca d'Impresa to medium-sized companies in the Northeast, a transaction also known as a district bond.

In the Financial Products area, structuring and selling derivative products to corporate customers is still a significant source of profits for UBM despite the fact that the difficult market environment led to a reduction in revenues. Due to the lower propensity to hedge risks on the part of businesses as a result of the stronger euro and continuing low interest rates, Banca d'Impresa and UBM have intensified efforts to increase the quality of their sales activities and products offered with the aim of also increasing support services.

There was an increase in revenues from operations with institutional customers. In terms of trading, further levels of efficiency were achieved in part as a result of continued progress made in pricing models and systematic advances in the risk control structure. The management of capital-guaranteed products continues to provide a good flow of income. During the half year there was a further strengthening of inflation-related instruments with volumes increasing substantially and steadily.

Following a considerable increase in the institutional customer base, especially foreign customers, the volume of equity derivative operations rose.

Sales & Trading operations in the secondary fixed income market declined substantially due to the performance of the trading desk for government securities resulting from a reduction in volatility and more competitive market conditions. It should also be noted that UBM was approved as a specialist of government securities in Greece. There was also a drop in repo volume and considerable instability in the emerging economies bond market due to a particularly significant volume during the first part of the half year and matters related to the Russian market.

In the Equity Research, Trading and Sales area, the Equity team of the UBM branch in London reinforced sales activities and significantly increased the number of customers. UBM also maintained its traditional leadership position as a specialist in the Star sector.

PROFIT AND LOSS ACCOUNT

The Corporate Division ended the first half of 2004 with net profit of €554 million. This represented a decline of 12.8% from the corresponding period of the previous year. Such decline should be seen in light of various environmental factors that affected the two periods. On the whole, the various companies in the Division reported average results for the first two quarters of the current year that were above the average quarterly performance for 2003, thereby confirming an excellent propensity for creating value, as a result of revenues generated from loan growth, the gradual rise in service capabilities in the various business areas and improved commission volume from the placement of derivative products.

Revenues

Some 82% of the division's results came from Banca d'Impresa and UBM, which reported a net profit of €250 million (45% of the total) and €202 million (36% of the total) respectively. The income contribution to net profit for the period from TradingLab, which was merged into UniCredit Banca Mobiliare effective 1 July 2004, and Locat was about 7%.

Total revenues were €1,622 million, representing a reduction of 8.5% on an annual basis largely due to profits generated from the placements of derivatives. The performance of the latter was affected by a change in market conditions and new sales and control processes introduced that resulted in an initial downturn in volume and the number of transactions completed, but in the

second quarter led to a significant increase in activity that produced revenues greater than those for the previous three quarters combined. Banca d'Impresa contributed €934 million to Divisional revenues, representing a 1.7% decrease on an annual basis owing to the decline in trading profits, but there was 8.7% growth in other income components. UBM's revenues totalled €355 million and dropped 28.3% on an annual basis.

(€ million)

PROFIT AND LOSS ACCOUNT

CORPORATE & INVESTMENT BANKING DIVISION	FIRST HALF 2004	FIRST HALF 2003 Restated	% CHANGE	QUARTERS Q2 '04	QUARTERS Q1 '04	QUARTERS Q2 '03
Net interest income	751	755	- 0.5%	384	367	402
Trading profit	510	685	- 25.5%	282	228	287
Commissions and other net income	361	333	+ 8.4%	195	166	175
Total revenues	**1,622**	**1,773**	**- 8.5%**	**861**	**761**	**864**
Payroll costs	-267	-278	- 4.0%	-134	-133	-142
Other expenses, amortisation and depreciation	-235	-240	- 2.1%	-124	-111	-126
Operating expenses	**-502**	**-518**	**- 3.1%**	**-258**	**-244**	**-268**
OPERATING PROFIT	**1,120**	**1,255**	**- 10.8%**	**603**	**517**	**596**
Provisions and net writedowns	-259	-238	+ 8.8%	-152	-107	-167
Extraordinary income (charge) - net	65	20	+ 225.0%	64	1	16
Income tax for the period	-372	-402	- 7.5%	-207	-165	-159
NET PROFIT FOR THE PERIOD	**554**	**635**	**- 12.8%**	**308**	**246**	**286**
of which: Group portion of net profit	*553*	*630*	*- 12.2%*	*308*	*245*	*283*
Cost/income ratio	**30.9%**	**29.2%**		**30.0%**	**32.1%**	**31.0%**

Breaking down total revenues into its components, it can be seen that this item totalled €751 million at the end of the half year. Against a background of fluctuating interest rates, the steps to effectively combine loan growth, the quality of loans disbursed and pricing policies made it possible to achieve performance in line with the first six months of 2003 (€755 million). Net commission revenues for the first six months of 2004 were over €35 million (up by 12.5%) higher than the corresponding period of the previous year. Taking into account the reduction of other net income, commissions and other net income totalled €361 million for the half year compared to €333 million for the previous year (up by 8.4%).

Operating expenses

Operating expenses declined, and with the inclusion of depreciation and amortisation dropped from €518 million in June 2003 to €502 million for the first half of this year representing a 3.1% decline on an annual basis. With €264 million in administrative expenses, Banca d'Impresa had 53% of the Division's total operating expenses. This company reported a reduction in cost items despite a substantial increase in the average number of employees (which rose by over 300 over the twelve-month period) in support of the marketing activities of the sales force. UBM's operating expenses totalled €82 million representing a decline of 13.8% from the first half of 2003. Due to changes in cost and revenue items, the Division's cost-to-income ratio was 30.9% compared to 29.2% for the first half of 2003 (this ratio was 28.3% and 23.0% respectively for Banca d'Impresa and UBM).

Operating profit was €1,120 million, which was 10.8% lower than it was one year ago. However, there was a significant recovery in profits during the second quarter of 2004 which was €43 million higher than the average quarterly profits for all of 2003.

NET PROFIT FOR THE PERIOD

As a clear reflection of the problems faced by the manufacturing industry, writedowns rose by 17.9% for the year, from €212 million for the first half of 2003 to €250 million at the end of June 2004, but net of write-backs were nearly the same for the two periods (€60 million for the first half of the current period compared to €57 million for the corresponding period of 2003) with substantial provisions also made to the general allowance for performing loans.

The Division's net profit was €554 million, which was down by 12.8% from June 2003. In addition to the differing market situations, the annual comparison was also affected by higher tax charges connected with the introduction of the new IRAP regulations which exclude both write-backs and writedowns of loans to customers from the calculation of net income.

Private Banking and Asset Management Division

The Private Banking and Asset Management Division operates in the business of managing wealth and, in particular, that of households with medium to high available assets, through its three business areas:

- Private Banking through UniCredit Private Banking (UPB) and its subsidiaries
- Asset Gathering through UniCredit Xelion Banca ("Xelion")
- Asset Management through the Pioneer Group

Overall, the Division manages or administers about €161 billion in financial investments using over 3,000 customer managers including employees and financial consultants on contract, with nationwide coverage, and a selective presence in the largest international financial centres

(Boston, Dublin, London, Paris, Madrid, Milan, Hong Kong, Singapore, Lugano, Monaco and San Marino).

With an external environment characterised by growing complexity in financial markets, the Division's goal is to take all opportunities to expand the wealth management business by offering personalised, innovative products and services of a high quality and leveraging the strong integration between production and distribution and the advisory capabilities of sales and support structures.

(Figures as at 30 June 2004)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION (Main companies)	STAKE HELD %	TOTAL ASSETS (€ MILLION)	GROUP PORTION OF NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES (NUMBER)	BRANCHES (NUMBER)
UniCredit Private Banking	100	4,176	31	66.1	1,179	155
Gruppo Pioneer Global Asset Management	100	1,690	100	52.4	1,819	-
UniCredit Xelion Banca	100	1,348	-20	n.s.	268	-

(€ million)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION (Key balance sheet data, staff and branches)	AMOUNTS AS AT 30.6.2004	31.3.2004	31.12.2003	% CHANGE FROM 31.12.03	AMOUNTS AT 30.6.2003 Restated	% CHANGE FROM 30.6.2003
Division's assets under administration	**160,700**	**159,000**	**152,900**	**+ 5.1%**	**146,700**	**+ 9.5%**
UniCredit Private banking						
Assets under administration	39,861	38,825	37,566	+ 6.1%	37,078	+ 7.5%
Number of client managers	572	568	563	+ 9	558	+ 14
Assets under administration per client manager	69,7	68,4	66,7	+ 4.4%	66,4	+ 4.9%
UniCredit Xelion Banca						
Number of financial consultants	2,175	2,159	2,253	- 78	2,360	- 185
Assets under administration per financial consultant	5,1	4,9	4,6	+ 10.9%	N.A.	N.A.
Pioneer Investments						
Assets under management	**124,683**	**124,308**	**119,118**	**+ 4.7%**	**114,020**	**+ 9.4%**
- Italy	91,003	91,277	88,806	+ 2.5%	87,389	+ 4.1%
- United States	23,348	23,706	21,856	+ 6.8%	20,009	+ 16.7%
- International	7,380	6,505	5,880	+ 25.5%	4,576	+ 61.3%
- New Europe	2,952	2,820	2,576	+ 14.6%	2,046	+ 44.3%

THE DIVISION'S ACTIVITIES

UNICREDIT PRIVATE BANKING

UniCredit Private Banking (UPB) confirmed its position as the largest Italian bank completely dedicated to the private banking segment: through 155 branches and 572 relationship managers with a high professional profile (the client managers), it services 40,000 households.

During the first half of 2004, UPB took steps to increase the specialisation of its employees and product/service platforms. In detail:

- there was an organisational review aimed at improving the support provided to the distribution network; the units dedicated to the highest bracket of customers were reinforced, and a new regional group was formed covering the Trentino area and western Veneto area;
- investments were made to improve the quality and increase the number of staff in direct contact with the sales area, *inter alia* through personalised training programmes targeting client managers. As at 30 June, UPB had a total of 1,179 employees, which was up by 61 since the beginning of the year due to 84 new employees and 23 leavers;
- Numerous public relations ventures were launched (events, Internet site), and in collaboration with Pioneer, roadshows were organised on new scenarios/strategies and alternative investments;
- Customers had a bigger choice of new products (hedge funds, insurance policies and capitalisation products) and new advisory services (investment advisory, active advisory and business advisory);

In addition, several project-related activities were carried out, including, in particular:

- the "Growth" section that continued to develop synergies with UniCredit Banca d'Impresa and was involved in numerous other initiatives aimed at acquiring new customers;
- "project Excellence," which developed new operating tools to analyse performance and define business strategies focused on all individual customers in keeping with their designated segment.

The initiatives undertaken had a positive impact on the bank's sales performance.

As at 30 June 2004, customers' liquid financial assets totalled €39.9 billion representing an increase of 6.1% over 31 December 2003; at the same time, the growth in household financial investments was estimated at around 3% for the period[1].

Direct deposits (net of repos) totalled about €2.9 billion, which was up by 7.8% over year-end 2003; repos, which declined during the year, totalled €600 million; assets under management totalled €17.9 billion (up by 3.6%), while assets under administration (excluding repos) were €18.4 billion (up by 9.6%).

The increase in customers' liquid financial assets during the half year (about €2.3 billion) was primarily due to the net inflow of funds during the period of over €1.9 billion, representing a 5% increase compared to the industry figure of +1.5%, including approximately €300 million for asset management products. Despite poor industry performance (net deposits of -€4.7 billion[2]), within this area, there was a total net inflow of UPB mutual funds (on an equivalent basis to the industry) of €200 million.

Notes: 1. Excluding severance pay.
2. Assogestioni figure, including funds of unrelated funds.

The bank's growth favoured a customer segment that was more in keeping with its mission by focussin on deposits from customers with higher potential liquid assets in the first half.

Against the background of an extremely complex external environment for the private banking sector, from a commercial standpoint, UPB continued its consulting strategy and the placement of high-quality products and services (traditional funds, alternative funds and segregated accounts) to provide additional value to customers, the bank and the group.

- Sales of asset management products rose by 22.6% in terms of volume over the first half of 2003;
- Recurring revenues, which are the greatest contributor to stable income, rose as a percentage of total income from 50.9% to 56.6%;
- The net present value of sales nearly doubled for UPB from the first half of 2003 (€47.3 million compared to €23.9 million), and it grew to an even greater extent taking into account the recurring income returns for group companies that provide products (€75.4 million compared to about €20 million for the first half of 2003).

Based on all initiatives undertaken and the significant results achieved, for the first half of 2004 UniCredit Private Banking was recognised as the best private bank in Italy and won the Euromoney Awards Private Banking 2004 prize over Italian competitors and prestigious international competitors operating in the country.

UNICREDIT XELION BANCA

During the first half of 2004, Xelion acquired the assets and Italian equity investments of the ING Group in the asset gathering sector. To be specific:

- On 7 January 2004, ING Sviluppo Investimenti SIM sold to Xelion the division comprising the financial consultant network;
- On the same day, Xelion acquired the equity investment in ING Agenzia Assicurativa S.p.A. (which in February changed its name to XAA AGENZIA ASSICURATIVA S.p.A.), the network of insurance agents that reports to the managers of the financial consultant network;
- On 1 February 2004, Xelion acquired from ING Bank N.V. the retail division consisting of the relationships maintained at the bank, the customers of the financial consultants of ING Sviluppo Investimenti SIM and the related back office operations.

The network acquired was fully integrated into Xelion's distribution structure from the standpoint of contracts and organisational structure, and with respect to the standardisation of operating processes for the use of the Xelion platform.

The products that were previously sold by ING Sviluppo Investimenti SIM, and especially those managed by Pixel Investment Management SGR (formerly ING Investment Management Italia SGR) were integrated into Xelion's product line resulting in a further expansion and specialization of the range of products.

Finally, the local offices were rationalised resulting in the convergence of physical offices used by the former ING financial consultants based on the Financial Studios model used by Xelion. As at 30 June 2004, the network included 120 Financial Studios (store front locations) and 269 financial consultant offices.

Despite the significant absorption of employees due to the integration process, Xelion was able to achieve excellent results in terms of total net inflow of over €1 billion assuring it (as was the case last year) a first place in the ranking of the sales network area in terms of total net inflows, with market share of 24.4%[1].

During the first half of 2004, the number of financial consultants increased from 1,555 permanent employees at the end of 2003 to 2,175 employees as at 30 June 2004, due to ordinary turnover (153 new employees and 150 leavers) and the net transfer of 617 financial consultants from ING Sviluppo Investimenti SIM.

The continuing intense qualitative process of selecting financial consultants and the impact of the integration procedures, as well as the increase in existing financial consultants, made it possible to further increase the portfolio per financial consultant from €4.6 million at the end of the previous period to €5.1 million, representing an increase of about 11%.

At the end of the half year, the corporate portfolio totalled €11 billion, putting the bank in 5th place among Italian networks in terms of total assets3.

PIONEER INVESTMENTS

For the first six months of the year, Pioneer Investments had net sales of over €2 billion. Assets under management reached €124.7 billion, representing a 4.7% increase since the beginning of the year.

These results were achieved against the backdrop of lacklustre stock market performance which was affected by pressures from oil and commodity price increases, which also impacted bond markets, and from geopolitical tensions. Expectations of an increase in short-term rates by major international monetary authorities had a downward effect on bond markets in the second quarter of the year with an impact on medium and long-term maturities that was more evident in America, Japan and England. In this environment, however, investors generally confirmed their renewed confidence in asset managers with net inflows, and especially into equity, balanced and hedge funds. Italy was an exception with an overall outflow for the mutual fund industry in all portfolios, with the sole exception of hedge funds.

Italy

As at 30 June 2004, assets under management in the domestic market totalled €91 billion representing a 2.5% increase over 31 December 2003. The increase was achieved as a result of a net inflow of €255 million and the positive market effect.

Asset mix still leaned heavily toward the bond component (60%) over the equity component (19%) with a significant increase in hedge funds. Good performance was posted by "captive" channels (net inflow was up by €153) and "third party" and institutional segments, with net inflows of €198 million and €125 million, respectively. There was a continuation of the upward trend of products targeting institutional investors (life insurance policies and pension funds) and

Note: 1. Assoreti data.

traditional unit-linked and capital-guaranteed policies, which have registered 16.8% in asset growth since the beginning of the year. In the mutual fund sector, Pioneer Investments confirmed its third place position with market share rising from 13.4% to 13.5%.

United States

Despite the continual large numbers of redemptions from bond funds brought about by widespread fears that the monetary authorities will raise interest rates, the American division ended the half year with a net inflow of €352 million.

Pioneer's market share in the "non-proprietary" segment dropped by 8 basis points from 1.50% at the end of December 2003 to 1.42% at the end of June primarily due to lower sales in the High Yield category.
Assets totalled over €23 billion ($28.4 billion), an increase of 6.8% over the beginning of the year due in part to a 4% appreciation of the currency.

International

The International Division achieved a net inflow of €1,264 million. Deposits were concentrated in the family of funds under Luxembourg law and in alternative investment products with a single strategy and funds of hedge funds in the Momentum family.

Also worth noting were the good deposit results achieved in the area of pension funds in German-speaking countries (up by €144 million), Spain (up by €330 million), remaining European countries (up by €130 million) and in Latin America.

The division increased assets by 25.5% to €7.4 billion at the end of June 2004.

New Europe

The New Europe division had a net inflow of €247 million, a large part of which was from Poland. Assets under management approached the threshold of €3 billion representing a 14.6% increase over the beginning of the year.

There were net inflows in Croatia and Slovakia and significant inflows in Bulgaria due to the placement of Pioneer funds under Luxembourg law, which were the first foreign funds introduced in the country. There was a slight outflow of funds in the Czech Republic where a reorganisation of the organisational structure is under way.

Pioneer Alternative Investment Management

Alternative Investments had net inflows of over €1.1 billion since the beginning of the year representing a 277% increase over the same period of the previous year (data for deposits and assets under management are already included in figures for the various business areas). Based on this data, the division surpassed the results for all of 2003 in just six months.

Of particular significance were the results achieved by SGR Italiana (up by €422 million) and the placement of funds in the Momentum family (up by €631 million) through the Pioneer distribution network.

At the end of June, total assets in Hedge Funds were €3.6 billion, representing a 48.5% increase from the beginning of the year.

PROFIT AND LOSS ACCOUNT

The profit and loss account for the first half of 2003 was restated in light of the assets acquired from the former ING structure that were combined in the Division.

The Private Banking & Asset Management Division ended the first half of 2004 with a Group portion of net profit totalling €159 million after provisions of €41 million for applicable taxes and duties.

For the first time, the tax figure included benefits of about €20 million derived from the application of the tax consolidation scheme.

However, the growth in the Group portion of net profit (up by about 26% over the first half of 2003 and up by about 37% between the first and second quarters of 2004) would have been significant even without this effect (up by about 10% and 7%, respectively).

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	FIRST HALF 2004	FIRST HALF 2003 Restated	% CHANGE	QUARTERS Q2 '04	QUARTERS Q1 '04	QUARTERS Q2 '03
Net interest income	49	47	+ 4.3%	23	26	24
Trading profit	1	1	-	1	-	2
Commissions and other net income	520	470	+ 10.6%	262	258	245
Total revenues	**570**	**518**	**+ 10.0%**	**286**	**284**	**271**
Payroll costs	-165	-155	+ 6.5%	-83	-82	-82
Other expenses, amortisation and depreciation	-207	-188	+ 10.1%	-105	-102	-96
Operating expenses	**-372**	**-343**	**+ 8.5%**	**-188**	**-184**	**-178**
OPERATING PROFIT	**198**	**175**	**+ 13.1%**	**98**	**100**	**93**
Provisions and net writedowns	-2	-10	- 80.0%	-	-2	-7
Extraordinary income (charge) - net	9	9	-	9	-	3
Income tax for the period	-41	-52	- 21.2%	-11	-30	-30
NET PROFIT FOR THE PERIOD	**164**	**122**	**+ 34.4%**	**96**	**68**	**59**
of which: Group portion of net profit	*159*	*126*	*+ 26.2%*	*92*	*67*	*62*
Cost/income ratio	**65.3%**	**66.2%**		**65.7%**	**64.8%**	**65.7%**

For the first half of 2004, the Division's operating profit was substantially higher than the restated figure for the same period of the previous year (up by about 13%). Despite lacklustre financial market and industry performance for the asset management area, operating profit for the second quarter was largely in line with that for the first quarter of the year.

Revenues

For the first half of 2004, total revenues of €570 million were up by 10% over the same period of 2003.

This performance was the result of a significant increase in commissions and other net income (up by 10.6%, and by about 12% at constant exchange rates) due primarily to:

- An increase in average assets managed by Pioneer (up by about 14% at current exchange rates and by about 16% at constant exchange rates);
- An improvement in the productivity of Xelion's financial consultants and the application of Xelion's standard terms and conditions to former ING financial consultants with the resulting reduction in average pay-out.

These factors more than offset the reduction in revenues reported by UniCredit Private Banking (down by about €7 million from pro-forma 2003 figures) due primarily to the reduction in net interest income (down by €4 million) resulting from the decline in market rates and lower up front fees from the placement of third party bonds (down by €9.3 million) reflecting the bank's commercial strategy aimed at improving the quality of revenues and income stabilisation.

Operating expenses

Operating expenses, including amortisation and depreciation of €14 million, totalled €372 million representing an 8.5% increase over 2003 on a restated basis (up by about 10% at constant exchange rates).

The increase in this figure was largely due to business development, and in particular:

- costs for additional staff and project expenses of UniCredit Private Banking;
- costs for recruiting financial consultants and for integrating the former ING network into Xelion;
- costs and investments for the development, integration and restructuring of the Asset Management division and start-up expenses for new Pioneer products.

The Division's cost-to-income ratio was 65.3%, which was an improvement of nearly a percentage point over the first half of the previous year.

New Europe Division

(Figures as at 30 June 2004)

NEW EUROPE DIVISION (Main companies)	STAKE HELD %	TOTAL ASSETS (€ MILLION)	GROUP PORTION OF NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES (NUMBER)	BRANCHES (NUMBER)
Pekao Group (Poland)	53.05	13,389	144	54.3	16,287	788
Zagrebacka Banka Group (Croatia and Bosnia Herzegovina)	81.91	8,038	49	59.2	4,988	195
Koç Finansal Hizmetler Group [1] (Turkey)	50.00	2,735	32	43.5	1,920	84
Bulbank (Bulgaria)	85.20	1,491	24	34.6	2,023	91
Zivnostenska Banka (Czech Republic)	96.48	1,475	4	88.6	796	30
Unibanka (Slovakia)	77.21	1,232	5	68.3	1,057	69
UniCredit Romania (Romania)	99.88	252	1	77.5	620	30

Note: 1. Group companies are consolidated on a proportional basis. Data provided are for the actual contribution to UniCredito's consolidated position.

THE INTERNATIONAL BUSINESS ENVIRONMENT

During the first half of 2004, the macroeconomic environment in countries of New Europe changed in a rather positive way.

Due to favourable domestic growth and improvement in the international environment, nearly all countries in the region experienced steady GDP growth. During the first quarter, economic growth was quite strong in Poland where households and businesses generated an increase in individual consumption and in inventories. GDP also exceeded expectations in Slovakia, Croatia, Bulgaria, Romania and Turkey, with consumer demand serving as one of the key drivers of the expansion. Although reporting less robust growth, the Czech Republic and Hungary showed an improvement in GDP composition, which is increasingly shifting toward expenditures on corporate investment. Overall, New Europe maintained growth rates that were higher than those in the euro area.

The strong economic growth together with fiscal policies and high oil prices resulted in renewed inflationary pressures throughout the region. After an impressive performance in 2003, inflation again became a significant variable to be monitored nearly everywhere, as was the deficit of the current account, which was also fuelled by robust domestic demand.

The economic and legislative convergence process, which has been under way for some time in the region in preparation for joining the European Union, allowed New Europe on the whole to enjoy stable or improved ratings. Excluding the period between April and May (when expectations of a rise in rates in the United States led international investors to take profits in emerging countries, resulting in a widespread sell-off in respective financial markets), country risk in New Europe continued to drop as indicated by the trend of the spread vis-à-vis the euro

yield curve, which, for the entire area dropped from 115.83 bp at the end of 2003 to 98.25 bp as at 30 June 2004.

MACROECONOMIC INDICATORS FOR THE MAIN COUNTRIES OF NEW EUROPE WITH A GROUP PRESENCE

	GROWTH %		INFLATION (END OF PERIOD)		INTEREST RATE (AVERAGE)		EXCHANGE RATE VS. EURO (END OF PERIOD)	
	2003	2004P	DEC 2003	JUN 2004	DEC 2003	JUN 2004	DEC 2003	JUN 2004
Poland	3.8	5.6	1.7	4.4	5.6	6.1	4.70	4.52
Croatia	4.3	3.6	1.7	2.5	6.1	2.7	7.65	7.35
Bulgaria	4.3	4.5	5.6	7.3	2.67	3.78	1.95	1.95
Turkey	5.8	5.8	18.4	8.9	26.0	22.0	1,771,638	1,805,300
Czech Republic	3.1	3.3	1.0	2.9	2.04	2.12	32.4	31.76
Slovakia	4.2	4.7	9.3	8.1	5.94	4.20	41.17	39.88
Romania	4.9	5.5	14.1	12.0	20.2	20.0	41.158	40.626
Bosnia – Herzegovina	3.5	5.1	0.1		-		1.96	1.96

Note: * Interest rates are all interbank rates except in Bulgaria where we show the Basic Interest Rate (benchmark rate for commercial banks).

POLAND

During the first quarter of 2004, GDP in Poland rose by 6.9%. In view of the price increases involved in joining the European Union, households and businesses brought forward their spending decisions. This resulted, respectively, in an increase in individual consumption and inventories. Exports were also significant. The strong economic growth and rising inflation led the Council of Monetary Policy to announce a tightening stance in April which was translated into a rate increase of 50 basis points in June.

CROATIA

In Croatia, the 4.2% increase in GDP during the first quarter reflected a reduction in the negative contribution of net exports, stronger individual consumption and an increase in inventories. Monetary policy remained relatively tight with interest rates of about 6-7% for the first three months of the year, and the kuna appreciating against the euro. The EU Council's assignment, in mid-June, of candidate status for joining the European Union was a further indication of progress made by the country in terms of economic stabilisation and legislative convergence.

BULGARIA

Consumption and investments were the main driving force of economic growth in Bulgaria. However, the high growth in domestic demand was translated into an increase in the trade deficit.

TURKEY

The Turkish economy grew at a faster than expected rate at the beginning of the year and was bolstered by internal demand in the form of consumption and investment. In New Europe, the country was one of those most affected by the general sell-off that hit emerging countries between April and May. After appreciating about 9% against the euro during the first quarter of the year, the Turkish lira lost what it had earlier gained and ended the half year with a 2% depreciation from the end of 2003. Inflation remained on a downward trend, and after cutting interest rates by 200 bp in February and March, the Central Bank subsequently preferred to adopt a more conservative policy in anticipation of positive developments regarding the country's entry into the European Union.

OTHER COUNTRIES

With regard to the other countries in New Europe, there was confirmation of positive economic performance and continued progress in the stabilisation and convergence process. In particular, in Slovakia strong GDP growth was bolstered by excellent net export performance as well as the recovery of domestic demand. This good performance facilitated the appreciation of the koruna leading the Central Bank to cut rates by 150 bp over a 6-month period in order to limit its strength. The Romanian economy continues to strengthen and was driven by consumption and investments and benefited from declining inflation. Although continuing to be one of the countries with the lowest growth in the region, the Czech Republic reported a significant recovery in corporate investment among GDP components. Inflationary pressures brought about by the price liberalisation process and changes in VAT led the Czech Central Bank to increase rates by 25 bp in June.

PROFIT AND LOSS ACCOUNT

With a positive macroeconomic environment, the New Europe Division ended the first half of 2004 with net profit of €259 million (the Group portion of which was €178 million) representing an 18% increase at constant exchange rates on an equivalent basis compared to the same period of 2003. Nearly all banks in the Division contributed to this growth.

Bank Pekao benefited from the good performance of the Polish economy and, despite a decline in net interest income, due primarily to a drop in spreads on the securities portfolio, and a slight decrease in deposit volume and loans, it managed to generate a 28% increase in net profit owing to its excellent selling skills and its vigilant loan approval, risk monitoring and tax optimisation processes.

The results of Zagrebacka Banka, which were down slightly from the first half of 2003, were affected by two significant events in June: (i) the integration of Varadinska Banka, which further strengthened the group's position in Croatia, and (ii) the merger of the two Bosnian subsidiaries, Zagrebacka Banka BH and Universal Banka Sarajevo into UniCredit Zagrebacka

Banka, which has become the country's largest bank. These events, which resulted in a significant streamlining of the group's subsidiary structure, generated an increase in operating expenses and net writedowns of loans (after the provisions of the new Bosnian bank complied with the standards of the Zagrebacka Group) causing a 7% reduction in net profit from the first half of 2003.

Koç Financial Services (KFS), the Turkish joint venture equally-owned with Turkey's largest industrial group, fully benefited from the more than favourable performance of the country's economy which translated into higher volume and revenues, resulting in higher than expected profits (up by 56% over the same period of the previous year).

In other countries, positive economic performance resulted in healthy growth in volumes, total revenues and net profits, in line with expectations.

(€ million)

PROFIT AND LOSS ACCOUNT (at constant exchange rates) [1]

NEW EUROPE DIVISION	FIRST HALF 2004	FIRST HALF 2003 Restated	% CHANGE	QUARTERS Q2 '04	QUARTERS Q1 '04	QUARTERS Q2 '03
Net interest income	536	530	1.1%	270	266	271
Trading profit	53	71	-25.4%	16	37	38
Commissions and other net income	264	211	25.1%	145	119	119
Total revenues	**853**	**812**	**5.0%**	**431**	**422**	**428**
Payroll costs	-233	-226	3.1%	-118	-115	-116
Other expenses, amortisation and depreciation	-231	-226	2.2%	-120	-111	-117
Operating expenses	**-464**	**-452**	**2.7%**	**-238**	**-226**	**-233**
OPERATING PROFIT	**389**	**360**	**8.1%**	**193**	**196**	**195**
of which: Pekao Group	*211*	*195*	*8.2%*	*109*	*102*	*91*
Zagrebacka Group	*70*	*74*	*-5.4%*	*28*	*42*	*45*
Koç Finansal Hizmetler Group	*62*	*50*	*24.0%*	*30*	*32*	*38*
Other companies	*45*	*43*	*4.7%*	*24*	*21*	*23*
Writedowns	*1*	*-2*	..	*2*	*-1*	*-2*
Provisions and net writedowns	-67	-76	-11.8%	-32	-35	-39
Extraordinary income (charge) - net	-4	20	n.s.	-7	3	4
Income tax for the period	-59	-84	-29.8%	-16	-43	-42
NET PROFIT FOR THE PERIOD	**259**	**220**	**17.7%**	**138**	**121**	**118**
of which: Group portion of net profit	*178*	*153*	*16.3%*	*94*	*84*	*85*
Cost/income ratio	**54.4%**	**55.7%**		**55.2%**	**53.6%**	**54.4%**

Note: 1. With the exception of KFS

Revenues for the entire division were €853 million, an increase of 5% over 2003 due primarily to the commission component, which rose by 25%, confirming the banks' effective commercial policy. This favourable growth was partially offset by a 25% reduction in trading profit due to the mark-to-market of several securities in the portfolio of Pekao, KFS and especially Zagrebacka Banka, which were adversely affected by unfavourable market movements. Despite a decline in net interest income at Pekao which was fully offset by the other banks, overall net interest income was slightly higher than in the first half of 2003 (up by 1%).

For the first half of the year, operating expenses rose by 2.7% over 2003 due primarily to: (i) a 22% increase in other administrative expenses at Zagrebacka Banka, which was largely connected with the two extraordinary transactions (the absorption of Varadinska Banka and merger of Zagrebacka Banka BH and Universal Banka Sarajevo) that dominated the first half of the year at the bank and (ii) investments made in smaller banks to finance the systematic growth of regions where it has a marginal presence. Results in terms of efficiency showed a significant improvement in the cost/income ratio that dropped to 54.4% from 55.7% in the first half of 2003.

Operating profit for the entire Division was €389 million, up by 8.1% at constant exchange rates.

The favourable macroeconomic environment and good control of credit risk translated into a 12% reduction in provisions and writedowns and an improved coverage ratio.

The optimisation of the tax position (the tax rate was 18.5%, which was lower than in the first half of 2003), which was partially offset by a reduction in extraordinary items, allowed the division to achieve net profit of €259 million, the Group portion of which was €178 million (up by 16% over 2003).

BALANCE SHEET DATA, STAFF AND BRANCHES

As at 30 June 2004, the division's loans to customers totalled €12,734 million representing a 4% increase over the same period of 2003. All banks reported a small increase in loans to customers with the exception of Bank Pekao where a slight year-on-year reduction was the result of a prudent credit management policy.

Direct funding totalled €21,038 million, which was largely unchanged from the previous year despite a strong sales effort, especially at the larger banks, aimed at increasing assets under management (up by 47% for the twelve-month period including Pioneer operations in the region), which generated a significant increase in fund deposits.

Combined direct and indirect customer funding rose by over 5%.
The ratio of loans to deposits was 61%.

(€ million)

NEW EUROPE DIVISION (Key balance sheet data, staff and branches)	AMOUNTS AS AT 30.6.2004	31.3.2004	31.12.2003	% CHANGE FROM 31.12.03	AMOUNTS AT 30.6.2003 Restated	% CHANGE FROM 30.6.2003
BALANCE SHEET						
Loans to customers						
(at constant exchange rates)	**12,734**	**12,409**	**12,242**	**+ 4.0%**	**12,220**	**+ 4.2%**
- Pekao Group	5,572	5,424	5,397	+ 3.2%	5,784	- 3.7%
- Zagrebacka Group	4,069	4,040	4,023	+ 1.1%	3,725	+ 9.2%
- Koç Finansal Hizmetler Group	1,268	1,155	1,028	+ 23.3%	1,037	+ 22.3%
- Other companies	1,825	1,790	1,794	+ 1.7%	1,674	+ 9.0%
Customer direct deposits						
(at constant exchange rates)	**21,038**	**21,205**	**21,232**	**- 0.9%**	**21,037**	**+ 0.0%**
- Pekao Group	10,235	10,362	10,468	- 2.2%	10,664	- 4.0%
- Zagrebacka Group	5,656	5,631	5,890	- 4.0%	5,765	- 1.9%
- Koç Finansal Hizmetler Group	1,725	1,743	1,715	+ 0.6%	1,658	+ 4.0%
- Other companies	3,422	3,469	3,159	+ 8.3%	2,950	+ 16.0%
STAFF AND BRANCHES						
Employees (number)	27,818	27,820	28,039	- 221	28,346	- 528
Branches (number)	1,287	1,280	1,281	+ 6	1,279	+ 8

NEW INITIATIVES IN THE LEASING AREA

The business development strategy in New Europe was also implemented in the leasing area which has significant potential for growth in the region. As more fully described in the section on corporate transactions, during the half year, 100% of Unileasing OOD, a leasing company operating in Bulgaria, was acquired through Bulbank, and the capital increase of its subsidiary, UniCredit Leasing Romania was subscribed in order to provide the subsidiary with the funds needed to support business growth.

In addition, a project was approved for establishing a joint Italian-Russian leasing company through our subsidiary LOCAT. This project, which was conceived under a Ministry of Productive Activities Initiative, is a part of the broad framework of bilateral co-operation between Italy and the Russian Federation aimed at creating a useful mechanism to support Italian exports and strengthen the relationship between the two countries.

In fact, leasing is one of the most suitable forms of financing to satisfy the growing demand of industrial and manufacturing companies in Russia for capital equipment. Growth prospects in that market are favourable, especially in light of the economic and institutional reform process launched by the government of President Putin. The NewCo will be headquartered in Moscow and at first will operate primarily in the Moscow region. However, there are plans to expand operations to the entire Russian Federation.

Asset quality

The numerous projects and measures aimed at improving the entire lending process in terms of loan approval, scoring/rating, monitoring and collecting loans have resulted in a reduction in net writedowns and provisions with a substantial improvement in the coverage ratio for non-performing loans (83.2% compared to 81.3% at the end of 2003) and for total bad and doubtful debts (68.5% compared to 64.1% at the end of 2003). The ratio of total bad and doubtful debts to total loans to customers was 7.03%, which was a considerable improvement over the 8.62% at the end of 2003.

(€ million)

NEW EUROPE DIVISION (Bad and doubtful debts by type)	**NON-PERFORMING LOANS**		**OTHER BAD AND DOUBTFUL DEBTS**		**TOTAL BAD AND DOUBTFUL DEBTS**	
	30.06.2004	**31.12.2003**	**30.06.2004**	**31.12.2003**	**30.06.2004**	**31.12.2003**
Face value	2,236	2,115	601	729	2,837	2,844
as a percentage of total loans	*15.03%*	*15.28%*	*4.04%*	*5.27%*	*19.07%*	*20.55%*
Writedowns	1,861	1,720	81	102	1,942	1,822
as a percentage of face value	*83.2%*	*81.3%*	*13.5%*	*14.0%*	*68.5%*	*64.1%*
Book Value	375	395	520	627	895	1,022
as a percentage of total loans	*2.95%*	*3.33%*	*4.08%*	*5.29%*	*7.03%*	*8.62%*

CHANGES IN PERSONNEL

The major internal reorganisation combined with the natural turnover of individual banks made it possible to keep down payroll costs through the years while still preserving good industrial relations. At the end of June 2004, there were a total of 27,818 employees (28,346 at the end of June 2003 on a restated basis) with a 7% improvement in the average productivity per employee at constant exchange rates and on an equivalent basis.

PERSONNEL CHANGES

As at 30 June 2004 there were a total of 69,248 employees within the Group's fully consolidated including the Turkish Group Koç Finansal Hizmetler and IKB Corporate Lab S.A. of Luxembourg, which consolidate using the proportional method. This represents an increase of 186 employees from 31 December 2003.

DIVISION	30.06.2004	% OF TOTAL	31.12.2003 Restated	30.06.2003 Restated	ABSOLUTE CHANGE FROM 31.12.2003	ABSOLUTE CHANGE FROM 30.06.2003
Retail	25,467	36.8%	25,468	25,109	- 1	+ 358
Corporate & Investment Banking	6,367	9.2%	6,320	6,240	+ 47	+ 127
Private Banking & Asset Management	3,674	5.3%	3,518	3,453	+ 156	+ 221
New Europe	27,818	40.1%	28,039	28,346	- 221	- 528
Parent Company and other companies	5,922	8.6%	5,717	5,729	+ 205	+ 193
Total Group employees	**69,248**	**100.0%**	**69,062**	**68,877**	**+ 186**	**+ 371**

Below is a summary of staff changes in individual Divisions:

- Staff remained unchanged (down by 1) in the Retail Division despite the expansion (over 500 new jobs) of the Developer Network and Private Business Consultants at UniCredit Banca and the launch of the regional network of UniCredit Clarima Banca with the creation of 40 new jobs;
- There was a slight increase (up by 47) in the Corporate and Investment Banking Division due largely to the expansion of the sales force under way at UniCredit Banca d'Impresa (including the increase in Derivative Product Specialists and Corporate Assistants);
- There was an increase of 156 employees in the Private Banking & Asset Management Division due to the further expansion of UniCredit Xelion Banca following the integration of the ING network, the expansion of asset management operations and the launch of the sales force at UniCredit Private Banking (with the creation of about 50 new manager, staff assistant and portfolio manager positions);
- There was a decrease of 221 employees in the New Europe Division due largely to further organisational measures taken by the Pekao Group;
- There was an increase of 205 employees at all remaining Group banks and companies due to the expansion of management, business and co-ordination/strategy positions at the Parent Company and the expansion of services performed by the ancillary companies UniCredit Audit and UniCredit Servizi Informativi.

GROUP STAFF

Innovative and more flexible forms of hiring staff continued in the first half of 2004. In fact, 45% of new outside hires at the Group's domestic banks and companies were recruitment on fixed-term contracts, and 12% were hired as part of job training and placement schemes.

It should be added that during the first half of 2004, 61 fixed-term positions and 21 job-training contracts were converted to regular contracts.

To deal with exceptional situations, requests for about 280 temporary employees were made. As at 30 June 2004, there were 360 contracts of this type throughout the Group's domestic companies. It should be added that for the first half of 2004, upon the expiry of supply contracts, 27 temporary employees were hired on regular contracts.

About 27% of staff at the Group's domestic banks and companies had seniority of less than ten years. With regard to Group banks in Eastern Europe, the average percentage of this bracket rose to over 42% due primarily to employees from several banks including Unibanka, Zivnobanka, UniCredit Romania and Koç Finansal Hizmetler.

With regard to age, at the Group's domestic banks and companies the "intermediate" bracket between 31 and 50 years of age continues to be the largest (over 67%), while the percentage of younger employees (up to age 30) rose to about 14% despite the gradual increase in the average age of new hires, who are increasingly recruited among those with a higher education. The proportion of these young people at the Group's banks in Eastern Europe is even more significant (over 27%), which is in line with the lower average length of service at these banks.

The data concerning female employees confirm the Group's on-going focus on women and its objective of making the best use of their talents. Women represent 40.2% of the labour force at the Group's banks and companies other than those in New Europe with a high concentration (about 57%) in the bracket of workers up to 30 years of age. The percentage of women in senior management staff positions rose to 25%.

At the Group's Eastern European banks, female employees remained a clear majority (over 75%), with 56% working as senior managers.

Finally, with regard to qualifications, over 26% of personnel working at the Group's Italian banks and companies hold university degrees, over 75% of which are in economics, banking or law. As for management alone, this percentage rose to about 32%.

This situation is quite different at Group banks in Eastern Europe where over 48% hold a university degree, rising to 82% if only senior management staff is taken into consideration. However, degrees in subjects other than economics, banking and law amount to about 43% of the total.

TRAINING

Training activities during the first half of 2004 contributed to the support of the service model adopted by the Group to implement the "new way of banking".
To this end, in addition to the more traditional classroom training, several programmes were

undertaken that were particularly significant due to the innovation and quality of the courses proposed. These included:

- The "Leadership for Results" project, which was launched in March in collaboration with Teleos Leadership Institute led by Annie McKee, an international expert in emotional intelligence. The goal of this programme is to orient corporate culture towards a service approach by establishing a leadership style that facilitates learning and helps people accept and internalise changes and to understand what is needed to carry out the corporate mission. This initial phase of the project will involve 3,600 managers from UniCredit, UniCredit Banca, UniCredit Banca d'Impresa and UniCredit Private Banking who will be supported in their development programme by a group of 34 colleagues who have been properly trained and certified as facilitators;
- The "Certification of Derivative Specialists" project, which was launched in conjunction with SDA Bocconi, UniCredit Banca Mobiliare and the Management and Banking Academy. The goal of this course is to certify Derivative Specialists. The training programme involves 71 senior and junior specialists at UniCredit Banca d'Impresa;
- The masters programme in "Corporate and Investment Banking" at UniCredit Banca d'Impresa. This programme was developed in collaboration with MIP Politecnico in Milan, SDA Bocconi and the Parent Company with the goal of developing the assessment skills necessary for offering companies a service capable of interpreting and consistently meeting the financial needs that companies have not expressed. This programme will involve 35-40 employees of UniCredit Banca d'Impresa and will be launched next November;
- The training programme called "Reaching credit excellence diploma" in New Europe. This programme was launched during the first half of 2004 in order to share the Group's best practices in the area of credit management. This training activity, which is a part of the broader project called "Reaching credit excellence," is designed for the middle management of banks in New Europe and is broken down into 5 modules with topics focused on the determination of credit strategies, the arrangement and disbursement of loans, Basle II, special lending (leasing, project finance, etc.), performance monitoring and loan recovery and restructuring.

During the first half of 2004, the Group conducted a total of over 1,364,000 hours of training.

MANAGEMENT DEVELOPMENT

Key Employees

During the first half of 2004, efforts continued to improve and further refine the Key Employee Management System, which was launched in 2003 to make the best use of the Group's strategic "human capital". The system supports the Parent Company's direct management of Key Employees through the integrated use of management tools consistent with the Group level and in keeping with international best practices.

Young Talents

Also during the first half of 2004, the fourth class of the Young Talents Programme was launched. This is a training and development programme, which, for the first time this year, will have mixed classrooms of young people who work in Italy and abroad, and thus, will be conducted in English. This decision, which is consistent with the Group's internationalisation model, meets the requirement of training managers who are able to work with people who have different experiences, skills and cultures and have a clear international orientation.

In the context of increased transparency and the direct involvement of people in corporate life, voluntary participation in the training programme is being promoted for young people who meet the objective requirements and have been sponsored by their direct supervisor.

The substantial interest generated by the programme made it necessary for the Parent Company, in agreement with the bank where the employee works, to select potential candidates in order to identify the one hundred young people who will be eligible for the 2004 programme.

GROUP STOCK PLAN

In March 2004 the UniCredit Board of Directors approved the new three-year medium and long-term incentive programme for Group staff which is aimed at top management, middle management and all Group employees.

The new incentive programme calls for the joint use of rights for the purchase of ordinary UniCredit shares ("Stock options") and ordinary free UniCredit shares ("performance" and "restricted" shares) to be allotted to Group staff in different ways. Based on this approach, which is consistent with best practices used at the international level, during the year:

- Stock options and free, committed ordinary UniCredit shares ("performance shares") will be awarded to Top Management. The latter shares will be awarded during the following three-year period upon achieving specific targets set by the Group and individual Division in order to encourage the attainment of the goals set forth in the Strategic Plan approved by and revised as necessary by the UniCredit board of directors and to generate loyalty among employees in key positions for the Group's development;
- Free, ordinary restricted UniCredit shares ("restricted shares") will be awarded to Middle Management for excellent performance under the annual variable compensation system in order to stress the relationship between the value of individual and corporate results;
- Free, ordinary restricted UniCredit shares will be awarded to all employees as a part of the restructuring of the company bonus, in order to strengthen the sense of belonging and give tangible recognition for success achieved;

INDUSTRIAL RELATIONS

During the first half of 2004, industrial relations of the UniCredit Group were again characterised by open and constructive discussions.

At the beginning of the half year, long discussions were held to enter into the agreement governing the transfer of administrative back office operations of the Agency Treasury services from UniCredit Banca to UniCredit Produzioni Accentrate (UPA) in the context of the alignment of organisational models and standardisation of administrative and accounting processes that led over time to the establishment and gradual expansion of UPA.

The following significant events were also noteworthy:
- Agreements defining the merger of TradingLab into UniCredit Banca Mobiliare and of ServiceLab into UniCredit Banca d'Impresa (in the context of the specialisation of the two surviving companies in their respective core businesses);
- The agreement that governed the transfer to UniCredit Produzioni Accentrate of the division of Cassa di Risparmio Carpi devoted to administrative and accounting activities that fall under the category of work currently done by UPA for other Group banks;
- Union agreements that set forth the procedure for the merger of Vivacity into UniCredit Banca and the centralisation in Pioneer Investment Management of asset management activities focusing on securities funds within UniCredit Banca;
- The agreement of last 25 May between UniCredit Banca and the union organisations for ancillary staff concerning, among other things, problems connected with incentive and valuation systems.

Technical and political discussions are continuing on welfare and social security issues in the context of the compliance of existing structures with the new corporate structure created following the S3 Project.

SAFETY AT WORK

During the first half of the year, there was a major effort to integrate Group procedures concerning health and safety in the workplace. The following items were completed:
- A risk assessment, which is integrated and shared in "multi-user" environments, which are made up of several Group companies, with clear accident prevention and protection measures for all UniCredit personnel;
- A detailed study for the activation of emergency plans in major UniCredit facilities in Italy;
- Regulations for implementing a ban on smoking at all Group premises. This will insure compliance with legal provisions, but is also in line with ethical and social policy (which, among other things, is aimed at protecting the health of both employees and customers) that distinguishes UniCredit in the work environment;
- The ongoing (online and classroom) staff training programme aimed at making safety a common concern to be managed with specific personal knowledge and with the goal of the well-being of everyone.

In addition, a comprehensive computer program, which is in advanced stages of completion, will be made available to Accident Prevention and Protection Units (where it is already operational) and to operators "in the field" (personnel offices, property specialists, etc.).

The UniCredito Italiano Group has made a priority of activities focusing on capital management and allocation of (regulatory and economic) capital according to risks assumed for the purposes of expanding the Group's operations in order to create value. These activities are currently in the various Group planning and monitoring phases and consist of:

- planning and budgeting processes:
  - formulation of proposed propensity for risk and capitalisation goals;
  - analysis of risks associated with value drivers and allocation of capital to business units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of financial plan and dividend policy;
- monitoring processes
  - analysis of performance achieved at the Group and Business Unit level and preparation of management data for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

In this context, considerable importance is attributed to risk control and management activities performed by special Risk Management divisions, which are also responsible for studies aimed at developing internal assessment methods in keeping with best international practices.

The process described is co-ordinated by the Parent Company, which supervises all risks assumed by individual Group entities. It assists them in establishing strategies for monitoring the risks in order to make sure that uniform methods for risk measurement are used. This means proposing and verifying the measurement methods used by Group companies and monitoring existing limits at the individual and consolidated level.

Within the Parent Company, Risk Management duties are assigned to:

- the Operational Risk Management (ORM) unit of the Administration department, which monitors operating risks;
- the Strategy and Credit Policy (SCP) unit of the Credit Department, which monitors credit risk;
- the Capital Allocation & Risk Management (CARM) unit of the Planning and Finance Department, which oversees market, exchange rate and liquidity risks and combines all risk categories in order to measure the Group's overall exposure for the purposes of managing operating and regulatory capital levels.

THE BASLE 2 PROJECT

The proposed regulations known as Basle 2 not only require compliance, but are also seen as an opportunity to increase the value generated for the Group's shareholders. Thus, improving the capacity to manage risk at the level of individual companies and the Group is an essential strategic decision.

For this reason, at the beginning of 2003, the UniCredito Group launched a project aimed at combining Risk Management activities, business opportunities and the regulatory aspects of Basle 2 (calculation of capital requirements using the Advanced IRB method for credit risk and AMA for operating risks).

The project is broken down into 5 sections (credit risk, operating risks, market risk, risk integration and commercial policies and strategies) co-ordinated by the Planning and Finance Department. Project sponsors and owners are taken from the Group's senior management, while Project Management is assigned to the Planning and Finance Department. However, all Parent Company structures are involved in the project with various duties and responsibilities.

The Credit Department is responsible for the Credit Risk Section of the Basle 2 project, which is co-ordinated by the Credit Strategies and Policies unit. The UniCredit Group's goal is to achieve compliance on about 80% of the activities affected by credit risk at the time Basle 2 goes into effect (1/1/2007), and to subsequently achieve 100% coverage for significant assets by the end of the transition period (1/1/2010). During the first half of 2004, Banca d'Impresa implemented methodological, operational and computer-related measures that were already planned in 2003. As per the plan, since 1 July Banca d'Impresa has been using Basle-compliant processes during the loan approval phase for customers with ratings. During the second half of 2004, convergence measures will continue leading to compliance with processes and the recovery of the historical LGD and EAD data sets.

With regard to the Retail Division, during the first half of 2004 task force activities were launched for the implementation of Basle 2. By the end of the year, a substantial portion of operations with small businesses is planned to be operational. However, compliance for all banks in the Retail Division in the private segment is planned to take place in 2005.
The objective of the operating risk section is to develop a model for managing and measuring risks, which is in line with the requirements set for advanced models of the New Basle Capital Accord.

The Planning and Finance Department is responsible for the sections on Market Risk and Risk Integration, which are co-ordinated by the Capital Allocation and Risk Management unit. The goal of the Market Risk section is to extend the application of the internal model to all Group companies and to achieve recognition of the model by the Bank of Italy. This goal was already achieved for UBM at the end of 2003. The section intends to expand the analysis of market risk to all its positions by also applying the internal model, which is based on VaR methodology, to Banking Book entries. The Risk Integration section has as mission the development of a quantitative model for measuring overall risk including financial credit risks, operating risks and other types of risk.

CREDIT RISK

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by the Credit Department and is based on the principle of a clear

separation between business responsibilities (covered by business areas) and functions that are strictly credit related. The Credit Department is in charge of updating methodologies developed and ensuring that they are properly implemented at all Group banks. Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component, i.e. that associated with individual borrowers, the focus of approaches and tools used to support loan operations during the loan approval phase and the performance management phase of the outstanding loan is to assign each customer a succinct, standardised assessment in the form of a rating. To this end, once the customer has been assigned to the appropriate internal segment, the loan being approved is subject to a credit standing assessment with a high added value, which is differentiated by customer type.

Specifically, loans are made to corporate customers following a process of analysing operating, balance sheet and projected cash-flow figures for the medium and long term; this analysis is combined with qualitative information on the company and the market in which it operates (e.g. the assessment of management, competitive position, sector performance and environmental factors). This information is accessible in electronic format, and is aimed at improving the credit assessment process. All information is statistically summarised in an internal rating that incorporates quantitative and qualitative assessment elements as well as performance information taken from management "scoring" procedures described below. In 2004, a new and improved version of the internal rating system was implemented. Starting in July 2004 it will also be used by Banca d'Impresa for determining loan approval powers.

Models reflecting the specific characteristics of the countries in which the international branches are situated, have been assessed for their Corporate customers. These take into account, in addition to the elements of quantitative and qualitative analyses mentioned earlier, the risk of a country not allowing payments in foreign currency (transfer risk) and the support of the member group.

An automatic assessment process is carried out for companies classified as small businesses. This uses a special algorithm, a scoring grid broken down by type of legal entity and type of accounting, and assigns a rating for the approval of the credit facility.

Regular relationship monitoring was implemented through the introduction of a process called "Performance Management". This process provides monthly monitoring of those relationships classified as "Businesses" and "Small Businesses". Management scoring algorithms, which are differentiated by customer segment, predict and analyse a number of data selected by the Bank in order to identify, with sufficient lead-time, those relationships that demonstrate symptoms of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an application created on an ad hoc basis.

A loan scoring system is being used for individual customers, which is differentiated by type of loan (medium term loans, mortgages, personal loans, overdraft limits and revolving credit cards),

and is developed through statistical analysis based on socio-demographic data from public and private Credit Bureaus and performance information. A performance monitoring scoring system is being designed by product type that is capable of ensuring total risk monitoring for individual customers.

With regard to the (Italian and Foreign) banks, a credit rating model was implemented for bank customers that makes it possible to estimate the likelihood of a default consistent with all other portfolio segments, as well as to improve the current internal rating system in order to determine a theoretical reliability ceiling for these customers based on the actual risk measured in terms of expected loss and operating capital. During the final decision, the rating is further reviewed by using an "environmental module" that assesses the degree to which the banking counterparty takes environmental factors into account in its policies.

As for the Group's foreign banks, special task forces, combining resources from UniCredito Italiano and its subsidiaries, were set up with the purpose of harmonising organisational structures, processes and credit instruments already adopted by the Group in Italy. The Credit Departments' organisational structure was reviewed, and human resources from the Parent Company were assigned to key places in the credit organisation of several banks. The Group has also already approved and implemented a more complex plan for Credit Corporate Governance for the management of large exposure, bank and country risk, credit policies and reporting instruments.

The process of reviewing the credit organisation will be completed by June 2005 within the New Europe banks. This process, which was launched in 2002, is called "Reaching Credit Excellence". Within Credits, this project is being followed by the Foreign Bank Risks unit whose mission is to transfer to those banks the best practices developed by UCI in terms of methods, instruments and credit processes. In order to make these innovations effective, an intensive training programme (Credit Learning Organisation) was launched in collaboration with the Human Resources Department of the holding company, foreign banks and New Europe Division.

An internal rating system for Corporate customers, which was designed on the basis of the Group's best practices, was developed at Bank Pekao, Koç, Zagrebacka, Bulbank, Zivnostenska and Unibanka. The inclusion of the internal rating in the new electronic loan approval file is being implemented and will be extended to all banks.

At Bank Pekao, the internal rating specifies the loan classification and the amount of provisions taking into account collateral taken to secure the loan. At Bank Pekao, Zivnostenska, Bulbank and Unibanka, the rating is also included in the process of determining approval powers.

For mass market customers, a mandatory loan approval system was implemented at Bank Pekao and will gradually be extended to other banks in New Europe (with the exception of Koç and Zivnostenska). It was developed using the same approach as the system used in Italy. This system is based on socio-demographic information, and where available, on data from external sources

(e.g., credit bureaux and agencies), which is summarised by scoring systems acquired from external suppliers operating in these countries, in anticipation of developing internal models as soon as an adequate historical database is available. A similar procedure was also implemented for small business customers and it is being extended to Bulbank, Unibanka and Zivnostenska.

The "performance management" process for Corporate and small businesses is currently being developed at Zagrebacka Banka and Koç Bank, and will be extended to all other foreign banks (initial work is already under way at Bank Pekao, Unibanka and Zivnostenska).

At the same time that loan recovery processes are being reviewed, a model to gather data for estimating LGD is being distributed.

Finally, portfolio risk is monitored using a Credit Risk Management model developed internally; this is based on a Default Mode methodology approach and implemented to take into account portfolio concentration and correlations, transfer risk and counterparty risk for OTC derivatives.

At present, about 90% of credit exposure is assessed using the portfolio model, which provides measurements of the absorption of operating capital that are substantially lower than the minimum for regulatory purposes.

COUNTRY RISK

Country risk is managed by determining appropriate commercial and financial "maximum operating levels of risk" that can be assumed by companies belonging to the UniCredito Italiano Group with respect to banks, government entities, financial institutions and companies residing in or related to the country.

The method for analysing the risk profile of a specific country was implemented, and is now based on quantitative criteria. This takes the form of a "scoring" model (Country Credit Scoring Model – CCS) and is based on standard criteria applicable to all countries considered to be at risk; it summarises and analyses the main macroeconomic indicators for the country under consideration, its political and economic situation, any ratings assigned by international agencies and national bank examiners (Bank of Italy, SACE), and the market perception of risk (changes in yields on government or similar securities).

The model's main objective is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating risk levels noted above are subsequently approved.
In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk", the CCS model also makes it possible to constantly monitor a country's solvency level and to make projections on risk trends, including over the medium and long term.

All elements that contribute to the development of the CCS model are updated automatically using databases supplied by leading specialist companies making it possible to monitor the country risk profile in a timely manner.

FINANCIAL RISKS

Financial risks consist of the value fluctuations in the bank's positions, which are associated with unexpected changes in prices and market factors. For the UniCredito Italiano Group, financial risks are associated with all of its positions resulting from trading operations (trading book), commercial operations and strategic investment decisions (banking book).

Organisational structure

The Parent Company's Board of Directors establishes strategic guidelines for assuming market risk by defining capital allocation for the Parent Company and subsidiaries according to the propensity for risk and goals of creating value in proportion to risks assumed.

The Risk Committee has a consulting and advisory role in respect of decisions made by the Managing Director/CEO or the definition of proposals made by the Managing Director/CEO to the Executive Committee or Board of Directors for:

- the determination of Group risk policies (identified and managed risks, propensity for risk, capital allocation targets and structure of limits by type of risk, allocation of related functional responsibilities to appropriate Departments and Divisions);
- the determination of corrective action to stabilise the Group's risk positions.

The Committee is made up of the Managing Director/CEO, Division Heads, and Heads of the Planning and Finance, Administration and Credit Departments.

The Managing Director/CEO chairs the committee. If the Managing Director/CEO is absent, the Head of the Planning and Finance Department chairs the committee.

The Parent Company's Market Risk Management unit (CARM unit) ensures that models and tools for measuring Group risks are standardised, and that market risk monitoring and management processes applied by subsidiaries are consistent and uniform.

The Market Risk Management area is responsible for measuring and controlling risks for individual companies and at the consolidated level in order to monitor overall exposure. Each individual company, through its specific risk control areas, is directly responsible for controlling risks assumed using the guidelines set by the Parent Company.

In addition, the Parent Company's Market Risk Management unit proposes limits and investment policy for the Group and its entities in keeping with the capital allocation process at the time the annual budget is prepared.

Methods and tools

The tool used by the UniCredito Italiano Group to measure the market risk of trading positions is Value at Risk (VaR), which is calculated using the historical simulation approach.
This model provides for the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. The parameters used to calculate VaR are as follows: observation period of 1 year; confidence level of 99% time horizon of 1 day; daily updating of time series.

The consideration of a one-day time horizon allows for an immediate comparison with profits/losses generated.

The method used makes it possible to use a flexible approach to monitor a broad group of risks (delta; gamma – for products with a non-linear profile; vega – over the entire volatility curve; rho – due to the discount rate) and provides accurate volatility and correlation calculations.

For banking book positions, UniCredito Italiano currently uses Sensitivity Analysis and Gap Liquidity Analysis methodologies.

Sensitivity analysis makes it possible to measure the variation in the value of positions on the basis of pre-established shocks to the interest rate curve (through parallel and non-parallel shifts). In general, a parallel shift of 100 bp for all time buckets of the curve is considered.

The purpose of the analysis is to assess the impact of rate shock on net interest income for the current period by taking into consideration different assumptions on the elasticity of on-demand entries.

Gap Liquidity Analysis provides the liquidity position for each time bucket on a precise, cumulative basis.

The analyses described are differentiated by currency.

The financial risks of trading activities

These are the risks resulting from financial positions taken for trading purposes by the Group's centres that specialise in the assumption of market risk, within the limits and authorities assigned.

Thus, these risks are associated with positions generated by transactions involving fixed-rate securities and stocks, exchange rates, derivatives and money market instruments.

Below is a summary of half-year data on daily VaR for trading activities carried out by the various legal entities of the UniCredito Group.

(€)

UNICREDITO GROUP: DAILY VAR FOR THE FIRST HALF OF 2004		AVERAGE	HIGH	LOW	AVERAGE 2003
UniCredit Holding		7,606,009	9,676,965	5,760,496	3,975,424
UCI - Ireland		835,841	1,182,641	652,056	428,809
UBM		3,598,818	6,436,117	2,277,078	4,428,436
TradingLab		966,552	1,676,892	522,878	2,040,000
New Europe		916,558	2,239,616	455,930	1,854,514
Diversification	37%	5,119,104	N/A	N/A	N/A
Total UCI trading		**8,797,457**	**13,182,023**	**6,995,363**	**7,979,159**

The increase in average daily VaR for UniCredit Holding and UCI Ireland was primarily due to the methodological change in calculating VaR following the extension of the internal UBM model to Parent Company positions (trading and banking) and to trading portfolio positions of UniCredit Ireland.

As for the banks in New Europe Division, Bank Pekao SA, Bank Pekao SA, Bulbank and Unibanka, Zagrebacka, UniCredit Romania, Koçbank and Zivnostenska adopted the VaR calculation methodology based on historical simulation in keeping with the market risk monitoring procedures defined by the Group and in accordance with current regulations and instructions from the respective central banks and Investment Policies approved for each bank. With the daily co-operation of the local Risk Management units, the Parent Company's Risk Management unit combines VaR for market risk and considers the positive effect of diversification over mere risk summation.

(€)

NEW EUROPE DIVISION: DAILY VAR FOR THE FIRST HALF OF 2004		AVERAGE	HIGH	LOW	AVERAGE 2003
Bank Pekao		316,606	747,948	151,799	858,511
Koç		580,362	1,647,703	182,378	642,828
Zagrebacka Banka		320,138	412,182	209,412	275,341
Zivnostenska Banka		50,465	104,407	28,070	328,488
Unibanka		129,909	317,267	77,566	415,194
Bulbank		312,863	578,673	225,765	334,227
Diversification	46%	793,786	N/A	N/A	797,762
Total New Euope		**916,558**	**2,239,616**	**455,930**	**1,854,514**

Data reported are before minorities. Total average VaR declined from 2003 primarily due to the reduction in the average marginal VaR of Bank Pekao. The VaR for Bulbank AD was already calculated using the internal UBM model.

Banking book financial risks and asset and liability management

One of the tools that the Parent Company's Planning and Finance Department uses to control financial risks is the Asset and Liability Operating Management system (ALMO) for managing rate

and liquidity risk on a daily basis for UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, Clarima and UniCredit Banca per la Casa.

In addition to operating management, the Planning and Finance Department controls rate and liquidity risk by using Liquidity Analysis and Gap Analysis models respectively on a monthly basis (for Italian companies) and quarterly (for foreign companies) and produces analyses and information on:
- Changes in deposits and loans, through which it is possible to assess how capital and deposits over the short, medium and long term can be used to fund loans broken down by various maturities, and showing the potential impact on net interest income following changes in the reference interest rate curves;
- The liquidity position providing (on the basis of the time intervals stipulated by the Bank of Italy) inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.

As a result of the virtual matching of the durations of assets (1.38 years) and liabilities (1.37 years), the sensitivity of consolidated shareholders' equity to a parallel increase in rates of 100 bp turned out to be -€160 million, which is equal to about 1.2% of shareholders' equity.

OPERATING RISK

Operating risk is defined as the variability of company profits due to errors, offences, interruptions or damage attributable to internal processes, individuals, systems or outside events using a cause-effect approach.

The Parent Company's Operational Risk Management unit (Administration) carries out planning in the area of operating risk for the Group. Planning involves developing and applying models for identifying, measuring and controlling operating risks and co-ordinating the gathering of relevant information for these duties.

Within Group companies, operating risk contacts have been appointed who are responsible for implementing the control and management system in Group companies. The company contacts for operating risk management collect and analyse relevant data and present results to senior management and the appropriate unit of the Parent Company. They also participate in the development of control and management instruments.

In order to define standards for the management, measurement and control of operating risks, the Parent Company prepared an operating risk management manual with guidelines for the management and control of operating risks, as well as a number of procedural manuals. The principles set forth in the operating risk management manual are adopted by Group companies, transformed into specific manuals and then approved by delegated bodies. The procedural manuals define methodologies to be used for managing and controlling operating risks. These manuals are prepared by the Parent Company's Operational Risk Management unit and then adopted by the companies.
UniCredito has developed a model for calculating capital at risk for consolidated operating risks called ROVaR. The calculation of ROVaR calls for estimates of the distribution of severity and frequency in order to arrive at the distribution of annual losses.

An operating risk management programme, which can be accessed on the Internet by all Group companies, was developed to gather data, produce reports and calculate capital at risk. This application is structured in modules that make it possible to link loss data and management reports to the relevant company processes. In addition to managing the gathering of events and related reports, the application makes it possible to analyse and control risks.

The reporting of company risks can be assigned to a common Group structure. Risks can be identified by analysing company processes and can be reclassified based on common Group standards.

The Parent Company's Operational Risk Management unit continues its effort to define the terms of the Group's insurance policies. This involvement is aimed at supporting Group companies in defining policy details and assessing whether coverage is consistent with the desired risk profile.

UniCredito Italiano continues to participate in the interbank task force on operating risks, which is co-ordinated by the Italian Banking Association, and in the DIPO (Italian Database of Operating Losses) consortium.

RISK INTEGRATION

Integrating different types of risk makes it possible to quantify overall risk exposure of the individual companies and the Group in the performance of their activities.

Thus, the measurement of integrated risks takes into consideration all risks assumed including any benefits derived from the diversification of the various types of risks analysed.

In addition to financial, operating and credit risks, the integration process also applies to business risk resulting from the volatility of service income.

The need to obtain an integrated risk measurement is twofold and based on the desire to:
- obtain a better and more concrete understanding of actual risk incurred for the purposes of active capital management;
- apply the principles underlying Pillar Two of the New Basle Accords.

The Risk Integration area of the CARM unit of the Parent Company's Planning and Finance Department is taking steps to develop the quantitative model for measuring integrated risk, and, with the support and cooperation of the Parent Company's Credit Risk Management area (Credit Department Credit Strategies and Policies) has already produced the first purely experimental results integrating financial risks with credit risk and estimating, for 80% of the Group's positions, savings of between 5% and 7% in operating capital over mere risk summation.

CAPITAL MANAGEMENT

The Capital Management area of the CARM Unit of the Parent Company's Planning and Finance Department defines the target level of capitalisation for the Group and its companies in keeping with regulatory restrictions and the propensity for risk.

This area allocates capital to the Group's business areas by assigning performance goals adjusted for risk for the purposes of creating value for shareholders, and also by defining the return expected by shareholders (cost of capital).

In the active management of capital, the Capital Management unit prepares the financial plan and monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

In its operations, the Capital Management unit controls the Bank of Italy Tier 1 ratio and Total Capital ratio to meet regulatory requirements. However, for management purposes and for the new monitoring required by the regulatory authorities, the indicator with the greatest importance is the Core Tier 1 ratio resulting from the ratio of Tier 1, in the strict sense (core equity excluding preference shares), to risk weighted assets for credit and market risk and securitisation transactions (tranche equity).

The UniCredito Group has set itself a target Core Tier 1 ratio of 6.8%, which is in line with major international banking groups with the same credit standing (AA- by S&P). The level of capitalisation defined is to cover financial, credit, operating and business risks. As at 30 June 2004, this target was easily met with a ratio of 7.37%.

CAPITAL RATIOS

	30.06.2004	31.12.2003	30.06.2003
			(€ million)
Capital for regulatory purposes			
Tier 1 capital	11,777	11,077	11,137
- of which, Preference shares	*910*	*896*	*934*
Tier 2 capital	4,936	4,973	5,174
Items to be deducted	-412	-409	-442
Total capital	**16,301**	**15,641**	**15,869**
			(€ million)
Risk-weighted assets			
Credit risk	133,812	130,459	122,166
Market risk	11,595	13,683	20,172
Other prudential requirements	1,959	1,922	1,898
Total risk-weighted assets	**147,366**	**146,064**	**144,236**
Capital ratios (%)			
Tier1 capital/Credit-risk-weighted assets	8.80	8.49	9.12
Tier 1 capital/Total risk-weighted assets	7.99	7.58	7.72
Core capital/Total risk-weighted assets [1]	7.37	6.97	7.07
Total capital/Total risk-weighted assets [2]	**11.47**	**11.12**	**11.42**
			(€ million)
Capital surplus over minimum requirement [2]	**5,112**	**4,556**	**4,930**

Notes: 1. Core capital is equal to Tier 1 capital less preference shares.
2. Taking into account Tier 3 subordinated debt of €600 million to hedge market risk.

SHARES AND SHAREHOLDERS

The Bank's capital stock totalled €3,158,168,076.00 and was made up of 6,316,336,152 shares of €0.50 each, including 6,294,629,600 ordinary shares and 21,706,552 savings shares.

As at 30 June 2004, the Shareholders' Register showed the following:

- There were approximately 220,000 shareholders;
- Resident shareholders held approximately 64% of capital and foreign shareholders the remaining 36%;
- 89% of ordinary capital stock was held by legal entities and the remaining 11% by individuals.

As at the same date, the main shareholders were as follows:

Shareholder	% owned [1]
1. Fondazione Cassa di Risparmio di Torino	8.741%
2. Fondazione C.R. Verona, Vicenza, Belluno e Ancona	7.593%
3. Carimonte Holding S.p.A.	7.077%
4. Gruppo Allianz	4.912%
5. Gruppo AVIVA	2.867%
6. Fondazione Cassamarca C.R. della Marca Trevigiana	2.147%

1. As a percentage of ordinary capital.
Note: The bylaws set a limitation on voting rights at 5% of capital.

CORPORATE REORGANISATION AND OTHER GROUP TRANSACTIONS

In the first part of this year, the rationalisation of several of the Group's equity investments and assets continued with the goal of eliminating overlapping items, focusing businesses in keeping with the new divisional and segmental model and achieving greater synergies and cost savings.

PRIVATE BANKING & ASSET MANAGEMENT DIVISION

Planned reorganisation activities were specifically related to Pioneer Investment Management SGRpa (PIM SGR) – the Group company that centralises collective and individual investment portfolio management activities on behalf of third parties - and CreditRas Previdenza S.I.M. p.A., a company owned equally by UniCredit Banca and RAS.

In keeping with the development strategies of PIM SGR, effective 1 April 2004 the operations of managing individual investment portfolios, which were previously carried out by UniCredit Banca, were sold to PIM SGR. With the same goal, and on the same date, the legal relationships related to the operations of the individual management of investment portfolios on behalf of third parties, which are carried out by CreditRas Previdenza S.I.M.p.A. were sold to PIM SGR.

The reorganisation of CreditRas Previdenza S.I.M.p.A. was then completed by selling its "Supplementary Pension Fund" division to CreditRas Vita S.p.A. (which is owned by RAS, and 50% owned by UniCredit Banca). On 16 July, the extraordinary shareholders' meeting of CreditRas Previdenza then voted to liquidate the company.

Integration of the assets and equity investments of the ING Sviluppo Finanziaria group
During the half year, the acquisition of the retail and private banking division of ING Bank's Italian branch was finalised, and the assets of the ING Sviluppo Finanziaria Group acquired in December were reallocated to the companies of the Division based on their respective businesses.

Specifically:

- UniCredit Xelion Banca acquired the retail portion of the retail and private banking division of ING Bank's Italian branch, the network of financial consultants from Sviluppo Investimenti SIM (formerly ING Sviluppo Investimenti SIM), and the equity investment in XAA Agenzia Assicurativa S.p.A. (formerly ING Agenzia Assicurativa) from Sviluppo Finanziaria S.p.A. (formerly ING Sviluppo Finanziaria).
- Pioneer Global Asset Management S.p.A., the sub-holding company in the asset management area, acquired 100% of PIXel Investment Management SGRpa (formerly ING Investment Management Italia SGRpA) from Sviluppo Finanziaria in order to maintain a company dedicated to promoting funds that target the customers of former ING financial consultants.
- UniCredit Private Banking S.p.A. and PIXel respectively purchased the private and segregated accounts portions of the above retail and private banking division of the Italian branch of ING Bank NV.

Having finalised the first part of the plan to integrate operations in accordance with the business profiles of the UniCredit Group, it was then necessary to rationalise, within the Group, those companies of the ING sub-conglomerate that were no longer considered strategic. In this context, the process was initiated for the merger of Sviluppo Investimenti Sim and Employee Benefits into Sviluppo Finanziaria. After the latter company sold its assets to Xelion Banca and the former company sold its assets to Commercial Union Vita, the operations of these companies are limited to ancillary activities related to their previous operations. The transaction should be finalised by the end of September.

Also in the context of the integration of the remaining operations of the former ING sub-conglomerate, the process was initiated for the merger of Sviluppo Fiduciaria Sim (owned by Sviluppo Finanziaria) into FRT-Fiduciaria Risparmio Torino Sim (owned by UniCredit Private Banking) in order to eliminate overlapping positions and improve efficiency and profitability as a result of cost synergies. To facilitate the merger, UniCredit Private Banking will acquire 100% of the capital stock of Sviluppo Fiduciaria Sim from Sviluppo Finanziaria.

CORPORATE & INVESTMENT BANKING DIVISION
Reorganisation activities involved the centralisation of the Group's factoring and investment banking activities into UniCredit Factoring S.p.A. and UniCredit Banca Mobiliare S.p.A. respectively, and the integration of non-financial services performed by UniCredit ServiceLab S.p.A. and UniCredit International Services UniCIIS Srl into their parent company, UniCredit Banca d'Impresa S.p.A.

Rationalisation of the Group's factoring activities

In order to rationalise the factoring activities managed by UniCredit Factoring S.p.A. and Grifofactor S.p.A. in the Group, the process was initiated for the merger of these companies by absorbing the latter into UniCredit Factoring. The project was approved by the shareholders' meetings of the two companies on 1 July 2004 and should be finalised by next October. This project will make it possible to focus the business in keeping with the new division and segment model by centralising all operations into UniCredit Factoring S.p.A. This company is wholly owned by UniCredit Banca d'Impresa, and reports to the Corporate Division through the latter with resulting cost synergies.

Reorganisation of the Group's investment banking activities

In keeping with the new divisional model, it was also decided to integrate the Group's investment banking operations through the merger of the Group's wholly owned subsidiary, TradingLab Banca S.p.A., into UniCredit Banca Mobiliare S.p.A. The project will make it possible to achieve better co-ordination of the above operations, and as a consequence, better results in terms of improved competitiveness and efficiency at the Group level while maintaining the standards of service to customers and effective market risk management, which will be more standardised and consistent with the Group's risk measurement. The merger went into effect on 1 July.

Integration of non-financial activities of UniCredit Service Lab and UNICIIS into UniCredit Banca d'Impresa

In addition, the project to integrate the wholly owned subsidiary, UniCredit Service Lab S.p.A., into UniCredit Banca d'Impresa has been completed. The former company specialises in providing non-financial services aimed primarily at improving efficiency and outsourcing customers' non-core company processes. The transaction was justified as a way to bring together and satisfy customer needs in the best way possible. It was deemed to be more efficient from a business standpoint to allow the Corporate Bank's commercial network to offer products, services and consulting of a financial nature together with other products, services and consulting of a non-financial nature in order to improve the efficiency and profitability of companies. Based on the above, UniCredit ServiceLab was no longer considered to be strategic for the Group or for UniCredit Banca d'Impresa, and accordingly, on 30 June 2004 it was incorporated into UniCredit Banca d'Impresa.

Also in the context of understanding and meeting the needs of its customers in the most efficient manner, at the end of June UniCredit Banca d'Impresa completed the merger of its wholly owned subsidiary, UniCredit International Services UniCIIS Srl. This company was formerly involved in providing small and medium-sized companies with integrated assistance and consulting services to develop business with foreign countries.

RETAIL DIVISION

Vivacity

Effective 1 May, UniCredit Banca S.p.A. absorbed Vivacity S.p.A., a wholly owned subsidiary. As a result of several factors, this company's business was no longer considered strategic for the company and for the bank. These factors included: the change in the macroeconomic situation in

recent years and the change in the business priorities of UniCredit Banca from those defined during the period when the project was conceived to create Internet portals, as well as the type of services offered to Vivacity users (including UniCredit Banca customers).

NEW EUROPE DIVISION

Bulgaria

In February, Bulbank acquired 100% of Unileasing OOD, a leasing company (now called UniCredit Leasing Bulgaria EOOD) operating in Bulgaria, which in turn has a controlling interest in Unileasing Auto EOOD, now called UniCredit Leasing Auto Bulgaria EOOD. This acquisition, which forms part of the strategy to develop lease-related business in New Europe, will allow Bulbank to immediately expand its operations in the local lease market which has strong growth potential.

Romania

UniCredit provided the capital increase of about €3.6 million for its subsidiary UniCredit Leasing Romania. The transaction, which was completed in March, was aimed at providing the subsidiary with the funds needed to support the growth of operations in order to continue the positive growth trend in recent years.

Czech Republic

In January UniCredito Italiano sold to Simest (whose purpose is to invest in companies outside the European Union which are sponsored or partially owned by Italian companies) a 1.22% stake in Zivnostenska Banka d.d. for a total price of €2.5 million.

Croatia and Bosnia Herzegovina

As a part of the process to rationalise the presence of the Group's banks in Croatia and Bosnia Herzegovina, on 1 July the merger of Varazdinska Banka into its parent company Zagrebacka Banka d.d. ("Zaba") took effect. Based on the share exchange methods used, the UniCredito Italiano stake in the capital stock of the latter remained unchanged at 81.91%.

Again on 1 July, the merger of Universal Banka into Zagrebacka Banka BH ("Zaba BH") went into effect. Both banks are subsidiaries of Zaba. Following this transaction, the shareholder structure of Zaba BH, which also changed its name to UniCredit Zagrebacka Banka d.d., consisted of Zaba (93.95%), UniCredito Italiano (4.69%) and other shareholders (1.36%).

OTHER CORPORATE TRANSACTIONS

Locat public offering

In order to acquire 100% of the capital stock of Locat, which was 94.90% owned at the end of 2003, at the beginning of February the Parent Company launched a Residual Public Offer for the remaining outstanding shares of the company (26.3 million shares) and for all shares that could be issued during the offer period if options awarded to employees and outside contractors were to be exercised (equal to 2.5 million shares) at a unit price of €1.024. In accordance with this offer, which was concluded on 5 March 2004, a total of 25.7 million shares were tendered (for a total

outlay of €26.4 million) increasing UniCredit's stake in Locat's capital (at that time) to 99.21%. In addition to the above shares, a total of 50,090 shares encumbered until 4 September 2004 and 49,850 shares encumbered until 4 September 2005 were tendered.

In addition, in June UniCredito Italiano acquired 5.3 million Locat shares at a total cost of €5.6 million increasing its stake in the current capital stock of Locat to 99.22%. These shares were acquired from management and Locat agents who are beneficiaries of the medium-term, incentive stock option plan.

Again in June, as a part of the legal procedure to acquire the remaining Locat shares initiated pursuant to Article 111 of Legislative Decree 58/98, UniCredito Italiano filed a petition with the presiding judge of the Court of Bologna to have an expert appointed to determine the purchase price of the remaining Locat shares.

This expert was appointed in a decision filed on 30 June and started the analyses of Locat's balance sheet for the purposes of determining the price.

Rationalisation of Irish companies

As part of the programme to rationalise the Parent Company's wholly owned subsidiaries operating in Ireland in the banking and financial sector (in particular UniCredito Italiano Bank Ireland Plc, Cariverona Ireland Plc and CR Trieste Ireland Ltd), and in order to eliminate overlapping positions and achieve greater synergies, it was decided:

- To liquidate CR Trieste Ireland after repaying the €36 million capital contribution to UniCredit and distributing 2003 profit and reserves;
- To sell Cariverona Ireland to UniCredito Italiano Bank Ireland, again after repaying the €199 million capital contribution to UniCredit and distributing 2003 profit and reserves. This sale is connected to the use of Cariverona Ireland (which will be renamed UniCredit Ireland Financial Services Plc) as a company to support the Irish bank to perform financial transactions. At the same time, in May the capital endowment of UniCredito Italiano Bank Ireland was increased from €635 to 878 million.

UniCredit Produzioni Accentrate

Finally, effective 1 April 2004, UniCredit Banca sold the accounting and back office operations related to the Agency Treasury service to UniCredit Produzioni Accentrate S.p.A. (the Group's administrative service company).

In addition, on 1 July UPA acquired the back office administrative division of Cassa Risparmio Carpi (a subsidiary of UniCredit Banca).

These transactions are a part of the project to rationalise operations in order to centralise the back office operations into UPA's dedicated structures.

Subsequent Events and Outlook

GROUP ORGANISATIONAL STRUCTURE

As a part of the UniCredit Group's reorganisation, which was launched with the S3 Project, and which, one and a half years ago, led to the creation of three segment banks and four divisions (Retail, Corporate & Investment Banking, Private Banking & Asset Management and New Europe), at its meeting on 22 July, the Board of Directors decided to create a fifth Division called Global Banking Services, which will be given the responsibility of optimising cost structures and internal Group processes in order to provide further synergies and savings.

The following areas will be a part of the new structure: human resources, organisation, information and communication technology together with our IT company, purchasing, security, global investor services, international and correspondent banking, as well as our property company and centralised services company.

The board of directors has appointed Paolo Fiorentino to head the new division; he was previously Deputy General Manager in charge of the New Europe Division. His position was taken by Deputy General Manager Andrea Moneta, who in turn transferred responsibility for the Private Banking and Asset Management Division to Dario Frigerio, the Managing Director/CEO of Pioneer Investments, who was appointed a Deputy CEO.

As a part of the change in organisational structure, the internal audit unit, which previously reported directly to the chairman, now reports to the entire board of directors. In the new audit model, the Audit Committee will play a particularly important role. Its members will be required to provide a more specialised and intense commitment in support of the board of directors on related matters.

EQUITY INVESTMENTS

Last July, UniCredit Banca contributed its applicable share of €49 million for the second tranche (€100 million) of the capital increase of Commercial Union Vita S.p.A. totalling €200 million (including the first tranche of €100 million, which was made at the end of 2002), which was approved by the subsidiary on 11 September 2002 in order to provide the necessary financial resources to implement the bancassurance project between the above insurance company and Banca Popolare Commercio e Industria.

Effective 1 September 2004, UniCredit Banca sold its divisions called the Call Centre Information System and Customer Relationship Management Information System to UniCredit Servizi Informativi S.p.A. These transactions are a part of the Group's strategic plan that calls for centralising the Group's information technology activities under USI in order to achieve operating synergies and cost containment.

Finally, in order to strengthen the capital structure of the subsidiary UniCredit Romania S.A. and support the further development of the bank's operations, on 31 August the ordinary shareholders' meeting of the subsidiary approved an increase in capital stock of €30 million.

During the first half of the year, the international economic cycle gathered strength. The United States demonstrated growth rates higher than potential performance, and the recovery took hold in Japan and accelerated in the eurozone but at a significantly slower pace than in the United States. However, there are still elements of uncertainty that create doubts on the future sustainability of European growth which is still too dependent on exports. Such uncertainties are due primarily to geo-political tensions, high oil prices and the strength of the euro and recent signs of a slowdown in the United States.

With regard to monetary policy and in line with expectations, the strengthening of the macroeconomic situation led to a course correction by the Federal Reserve. However, in an environment of moderate growth, the ECB confirmed its neutral policy.

Prospects for the remainder of the year continue to be on the side of cautious optimism. In fact, at the moment, the risk of a negative impact on growth and inflation due to excessive rises in crude oil prices still appears to be modest due to the strength of the US recovery.

In the eurozone, a period of relative strengthening in growth rates is taking shape as a result of exports as well as domestic demand, which should benefit from the improved confidence of businesses and households. The monetary policy stance of the ECB is expected to remain neutral with key rates projected to stay the same for the rest of the year. Although stock markets continue to be relatively volatile, it is expected they will end the year with an increase.

The macroeconomic environment remains relatively favourable for profit expectations in the banking industry. Operating profit should again rise in 2004 but at a slower pace. In fact, the contribution of net interest income will be modest due to extremely low rates. In addition, the recovery of service income could be affected by the favourable, but still modest performance of financial markets and customers' continuing high aversion to risk.

In the above environment, and despite performance for the first half of the year that was lower than the same period of the previous year, the Group has confirmed its overall growth targets for 2004 partly because it achieved results in the second quarter of this year that were better than the first quarter.

Specifically:
- Net interest income is projected to rise due to higher volume, and especially in medium-term loans, mortgages, consumer finance and medium and long-term loans to businesses;
- Net commission is expected to increase driven by assets under management, the launch of new products and the increase in the customer base;
- In the area of costs, cost containment policies and efforts to improve the efficiency of processes will continue, as will expenses and investments connected to development projects.

Despite the usual prudence in terms of writedowns of loans and other assets, and taking into account the projected generation of a capital gain from the sale of the equity investment in Autostrada Serenissima, the steps taken should make it possible to achieve net profit in line with objectives if the external environment performs as expected.

Milan, 10 September 2004

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

Structure of the Consolidated First Half Report

The consolidated first half report was prepared in accordance with the directives of CONSOB Regulation No. 11971 dated 14 May 1999, as amended, and on the basis of the provisions of Legislative Decree No. 87 dated 27 January 1992 enacted to implement EEC Directive 86/635, and the instructions issued by the Bank of Italy under Order No. 100 dated 15 July 1992 and subsequent revisions.

CONTENTS

In addition to the report on operations, already provided, and the accounts (balance sheet and profit and loss accounts) which together comprise Part A "Report on Operations", the consolidated half-year report is made up of:

FORM

Unless otherwise indicated, the amounts in the balance sheet and profit and loss account, as well as in the tables providing details, are stated in € thousands.

COMPARISON WITH CORRESPONDING PRIOR PERIOD FOLLOWING CHANGED SCOPE OF CONSOLIDATION

To ensure consistency and allow a meaningful comparison between similar figures, the balance sheet and profit and loss accounts for June and December 2003, which are reported in comparison with figures for June 2004, have been restated by taking into account the most significant changes that occurred in the structure of Group equity investments.

More specifically, the most significant change concerns the results from ING Sviluppo Finanziaria S.p.A. and its subsidiaries; bearing in mind that the consolidation is effective from the start of December 2003, both the balance sheet and profit and loss figures have been restated for June 2003 and only the profit and loss figures for December 2003.

The method adopted for the restatement of the accounts involved the addition of the amounts from the accounts of the companies in question (for further details see the restated accounts), while leaving unchanged Group amounts regarding net profit and shareholders' equity as at the reference date.

This restatement was effected in accordance with the instructions of the Bank of Italy, which, in implementation of the provisions of paragraph 2 of art. 6 of Legislative Decree No. 87/92, where the figures being compared are not comparable, require that the figures for the prior period be adjusted.

Finally, as mentioned in the specific accounts, it should be noted that the restatement of the balance sheet and profit and loss figures to improve comparability was not audited.

INFORMATION ON THE PARENT COMPANY

Concerning the Parent Company, the following were provided:
- Balance Sheet and Profit and Loss Account (in thousands of €)
- Powers delegated to Directors

Consolidated Balance Sheet and Profit and Loss Account

(€ '000)

CONSOLIDATED BALANCE SHEET

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
ASSETS				
10. Cash and deposits with central banks and post offices	**1,621,041**	**1,952,396**	**1,275,109**	**1,275,087**
20. Treasury notes and similar securities eligible for refinancing	**1,858,622**	**2,054,001**	**2,769,003**	**2,769,003**
30. Loans to banks:	**28,627,201**	**32,783,258**	**28,464,524**	**28,454,346**
a) on demand	3,138,982	2,039,916	2,673,506	2,664,870
b) other loans	25,488,219	30,743,342	25,791,018	25,789,476
40. Loans to customers	**133,197,990**	**126,709,237**	**116,521,928**	**116,513,611**
of which:				
- loans with deposits received in administration	*146,752*	*138,662*	*143,014*	*143,014*
50. Bonds and other debt securities:	**28,968,337**	**25,348,504**	**30,728,806**	**30,699,018**
a) of government issuers	17,585,342	15,264,363	18,774,903	18,745,115
b) of banks	5,534,138	5,659,796	5,491,113	5,491,113
of which:				
- own securities	*15,606*	*10,533*	-	-
c) of financial institutions	4,678,020	3,111,978	4,651,591	4,651,591
of which:				
- own securities	-	-	-	-
d) of other issuers	1,170,837	1,312,367	1,811,199	1,811,199
60. Shares, interests and other equity securities	**2,097,016**	**2,124,084**	**1,905,656**	**1,905,653**
70. Equity investments	**3,356,987**	**3,367,224**	**3,097,134**	**3,097,134**
a) valued at net equity	592,186	594,484	519,585	519,585
b) other	2,764,801	2,772,740	2,577,549	2,577,549
80. Equity investments in Group companies	**139,455**	**137,242**	**161,848**	**148,551**
a) valued at net equity	130,026	127,693	146,375	138,360
b) other	9,429	9,549	15,473	10,191
90. Positive consolidation differences	**1,160,495**	**1,229,299**	**1,176,234**	**1,176,234**
100. Positive net equity differences	**2,644**	**2,907**	**3,366**	**3,366**
110. Intangible fixed assets	**1,150,961**	**1,167,290**	**1,199,115**	**1,195,422**
of which:				
- start-up costs	*1,705*	*2,064*	*2,633*	*2,587*
- goodwill	*742,022*	*770,785*	*833,145*	*833,145*
120. Tangible fixed assets	**3,219,814**	**3,238,372**	**3,444,726**	**3,438,792**
150. Other assets	**35,679,736**	**36,124,218**	**36,017,603**	**36,011,150**
160. Accrued income and prepaid expenses:	**2,457,824**	**2,017,604**	**2,078,470**	**2,073,123**
a) accrued income	1,790,169	1,454,660	1,656,332	1,655,494
b) pre-paid expenses	667,655	562,944	422,138	417,629
of which:				
- issue discount on securities	*18,809*	*8,753*	*9,059*	*9,059*
Total assets	**243,538,123**	**238,255,636**	**228,843,522**	**228,760,490**

Note: The restated balance sheets take into account the most significant changes in the scope of consolidation.

(€ '000)

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
Liabilities and Shareholders' Equity				
10. Due to banks:	**42,830,755**	**44,252,285**	**39,784,696**	**39,784,556**
a) on demand	2,723,818	2,910,240	3,130,912	3,130,781
b) on term or with notice	40,106,937	41,342,045	36,653,784	36,653,775
20. Due to customers:	**98,399,251**	**97,802,811**	**93,778,046**	**93,774,644**
a) on demand	65,840,523	62,754,025	61,249,299	61,249,299
b) on term or with notice	32,558,728	35,048,786	32,528,747	32,525,345
30. Securities in issue:	**41,206,697**	**37,297,683**	**33,291,520**	**33,291,520**
a) bonds	17,707,665	10,839,450	11,904,228	11,904,228
b) certificates of deposit	21,661,099	25,645,472	19,516,454	19,516,454
c) other securities	1,837,933	812,761	1,870,838	1,870,838
40. Deposits received in administration	**172,301**	**173,344**	**202,085**	**202,085**
50. Other liabilities	**35,141,404**	**31,841,817**	**35,363,867**	**35,349,571**
60. Accrued liabilities and deferred income:	**2,055,482**	**1,749,273**	**2,000,012**	**1,996,997**
a) accrued liabilities	1,647,749	1,336,777	1,721,584	1,718,569
b) deferred income	407,733	412,496	278,428	278,428
70. Reserve for employee severance pay	**1,027,389**	**993,624**	**986,800**	**983,779**
80. Reserves for risks and charges:	**2,429,721**	**3,836,482**	**3,056,243**	**3,051,278**
a) reserve for pensions and similar obligations	512,494	520,513	527,239	527,239
b) taxation reserve	845,270	1,984,233	1,469,941	1,468,794
c) consolidation reserve for future risks and charges	3,886	3,886	4,271	4,271
d) other reserves	1,068,071	1,327,850	1,054,792	1,050,974
90. Loan loss reserves	**-**	**69,163**	**104,859**	**104,832**
100. Fund for general banking risks	**133,323**	**133,260**	**137,107**	**137,107**
110. Subordinated debt	**6,202,633**	**6,189,574**	**6,782,330**	**6,782,330**
120. Negative consolidation differences	**51,778**	**51,620**	**51,788**	**51,788**
130. Negative net equity differences	**10,208**	**12,425**	**10,485**	**10,485**
140. Minority portion of shareholders' equity (+/-)	**+963,622**	**+972,978**	**+1,071,595**	**+1,017,429**
150. Capital	**3,158,168**	**3,158,168**	**3,148,070**	**3,148,070**
160. Share premium reserve	**2,308,639**	**3,308,639**	**3,308,639**	**3,308,639**
170. Reserves:	**6,115,938**	**4,166,693**	**4,335,661**	**4,335,661**
a) Legal reserves:	631,634	508,136	508,136	508,136
b) reserve for own shares or interests	-	-	-	-
c) statutory reserve	1,593,411	1,015,472	1,015,472	1,015,472
d) other reserves	3,890,893	2,643,085	2,812,053	2,812,053
180. Revaluation reserves	**281,782**	**285,217**	**297,772**	**297,772**
190. Retained earnings	**-**	**-**	**-**	**-**
200. Net profit	**1,049,032**	**1,960,580**	**1,131,947**	**1,131,947**
Total liabilities and shareholders' equity	**243,538,123**	**238,255,636**	**228,843,522**	**228,760,490**

Guarantees and Commitments				
ITEMS				
10. Guarantees given	**13,058,784**	**12,268,915**	**13,624,154**	**13,624,154**
of which:				
- acceptances	*92,251*	*36,875*	*96,831*	*96,831*
- other guarantees	*12,966,533*	*12,232,040*	*13,527,323*	*13,527,323*
20. Commitments	**29,287,363**	**22,326,036**	**26,715,426**	**26,715,426**
of which:				
- for sales with repurchase obligations	-	-	-	-

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

Consolidated Accounts

(€ '000)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Items	FIRST HALF 2004	FIRST HALF 2003 Restated	FIRST HALF 2003 Historical	FULL YEAR 2003 Restated	FULL YEAR 2003 Historical
10. Interest income and similar revenues	4,533,093	4,850,076	4,876,937	9,491,313	9,541,310
of which:					
- on loans to customers	*3,429,617*	*3,468,920*	*3,496,566*	*6,651,529*	*6,703,622*
- on debt securities	*760,012*	*949,317*	*948,729*	*2,001,365*	*1,999,663*
20. Interest expense and similar charges	2,133,979	2,406,758	2,406,757	4,746,811	4,746,808
of which:					
- on amounts due to customers	*656,245*	*789,333*	*789,333*	*1,427,753*	*1,427,753*
- on securities in issue	*431,066*	*437,709*	*437,709*	*827,537*	*827,537*
30. Dividends and other revenues:	102,290	140,062	183,255	234,015	286,185
a) on shares, interests and other equity securities	75,711	116,910	147,898	197,297	228,299
b) on equity investments	26,579	23,152	35,357	36,718	57,886
c) on equity investments in Group companies	-	-	-	-	-
40. Commission income	1,927,293	1,974,082	1,953,704	3,901,278	3,877,743
50. Commission expense	274,830	353,840	334,373	594,374	561,586
60. Trading profit (loss)	587,335	784,782	784,862	1,287,456	1,287,537
70. Other operating income	551,390	534,216	491,099	1,083,267	986,099
80. Administrative expenses:	2,703,390	2,620,504	2,600,984	5,252,289	5,216,544
a) payroll costs	1,688,807	1,639,708	1,639,139	3,279,953	3,280,810
of which:					
- wages and salaries	*1,198,836*	*1,163,497*	*1,183,138*	*2,328,787*	*2,367,316*
- social security contributions	*312,092*	*299,647*	*304,307*	*603,934*	*613,612*
- severance pay	*74,611*	*72,076*	*71,602*	*142,736*	*141,962*
- pensions and similar benefits	*47,390*	*46,960*	*46,879*	*97,169*	*97,115*
b) other administrative expenses	1,014,583	980,796	961,845	1,972,336	1,935,734
90. Writedowns of intangible and tangible fixed assets	362,983	361,477	359,142	754,063	749,745
100. Provisions for risks and charges	35,859	134,363	134,328	230,323	230,293
110. Other operating expenses	108,124	127,680	127,031	214,488	212,705
120. Writedowns of loans and provisions for guarantees and commitments	738,297	670,503	670,503	1,489,225	1,489,225
130. Write-backs of loans and provisions for guarantees and commitments	300,050	307,117	307,117	531,946	531,946
140. Provisions to loan loss reserves	-	-	-	43,931	43,931
150. Writedowns of financial investments	7,980	14,897	14,897	30,158	30,158
160. Write-backs of financial investments	8,066	13,211	13,211	19,806	19,806
170. Income from equity investments valued at net equity valutate al patrimonio netto	18,998	1,653	1,653	6,994	6,994
180. Profit before extraordinary items and income tax	**1,663,073**	**1,915,177**	**1,963,823**	**3,200,413**	**3,256,625**
190. Extraordinary income	188,351	187,601	187,403	447,586	448,079
200. Extraordinary charges	86,152	118,599	117,855	232,499	233,480
210. Extraordinary income - net	**102,199**	**69,002**	**69,548**	**215,087**	**214,599**
230. Change in fund for general banking risks	-	-	-	-3,841	-3,841
240. Income tax for the period	630,800	781,879	824,738	1,334,587	1,385,620
250. Minorities	85,440	70,353	76,686	124,174	128,865
260. Net profit (loss) for the period	**1,049,032**	**1,131,947**	**1,131,947**	**1,960,580**	**1,960,580**

Note: The restated profit and loss accounts take into account the most significant changes in the scope of consolidation and the reclassifications necessary to standardise results with 2004 figures, the most significant of which concerns the elimination of tax credits on dividends (a balancing entry to taxes and duties).

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

(€ '000)

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2003

Items	AMOUNTS AS AT 31.12.2003 Historical	CHANGE IN SCOPE OF CONSOLIDATION AND RECLASSIFICATIONS	AMOUNTS AS AT 31.12.2003 Restated
10. Interest income and similar revenues	9,541,310	-49,997	9,491,313
of which:			
- on loans to customers	*6,703,622*	*-52,093*	*6,651,529*
- on debt securities	*1,999,663*	*1,702*	*2,001,365*
20. Interest expense and similar charges	4,746,808	3	4,746,811
of which:			
- on amounts due to customers	*1,427,753*	-	*1,427,753*
- on securities in issue	*827,537*	-	*827,537*
30. Dividends and other revenues:	286,185	-52,170	234,015
a) on shares, interests and other equity securities	228,299	-31,002	197,297
b) on equity investments	57,886	-21,168	36,718
c) on equity investments in Group companies	-	-	-
40. Commission income	3,877,743	23,535	3,901,278
50. Commission expense	561,586	32,788	594,374
60. Trading profit (loss)	1,287,537	-81	1,287,456
70. Other operating income	986,099	97,168	1,083,267
80. Administrative expenses:	5,216,544	35,745	5,252,289
a) payroll costs	3,280,810	-857	3,279,953
of which:			
- wages and salaries	*2,367,316*	*-38,529*	*2,328,787*
- social security contributions	*613,612*	*-9,678*	*603,934*
- severance pay	*141,962*	*774*	*142,736*
- pensions and similar benefits	*97,115*	*54*	*97,169*
b) other administrative expenses	1,935,734	36,602	1,972,336
90. Writedowns of intangible and tangible fixed assets	749,745	4,318	754,063
100. Provisions for risks and charges	230,293	30	230,323
110. Other operating expense	212,705	1,783	214,488
120. Writedowns of loans and provisions for guarantees and commitments	1,489,225	-	1,489,225
130. Write-backs of loans and provisions for guarantees and commitments	531,946	-	531,946
140. Provisions to loan loss reserves	43,931	-	43,931
150. Writedowns of financial investments	30,158	-	30,158
160. Write-backs of financial investments	19,806	-	19,806
170. Income from equity investments valued at net equity	6,994	-	6,994
180. Profit (loss) before extraordinary items and income tax	**3,256,625**	**-56,212**	**3,200,413**
190. Extraordinary income	448,079	-493	447,586
200. Extraordinary charges	233,480	-981	232,499
210. Extraordinary income - net	**214,599**	**488**	**215,087**
230. Change in fund for general banking risks	-3,841	-	-3,841
240. Income tax for the period	1,385,620	-51,033	1,334,587
250. Minorities	128,865	-4,691	124,174
260. Net profit for the period	**1,960,580**	**-**	**1,960,580**

(€ '000)

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 30 JUNE 2003	AMOUNTS AS AT 30.06.2003 Historical	CHANGE IN SCOPE OF CONSOLIDATION AND RECLASSIFICATIONS	AMOUNTS AS AT 30.06.2003 Restated
Items			
10. Interest income and similar revenues	4,876,937	-26,861	4,850,076
of which:			
- on loans to customers	*3,496,566*	*-27,646*	*3,468,920*
- on debt securities	*948,729*	*588*	*949,317*
20. Interest expense and similar charges	2,406,757	1	2,406,758
of which:			
- on amounts due to customers	*789,333*	*-*	*789,333*
- on securities in issue	*437,709*	*-*	*437,709*
30. Dividends and other revenues:	183,255	-43,193	140,062
a) on shares, interests and other equity securities	147,898	-30,988	116,910
b) on equity investments	35,357	-12,205	23,152
c) on equity investments in Group companies	-	-	-
40. Commission income	1,953,704	20,378	1,974,082
50. Commission expense	334,373	19,467	353,840
60. Trading profit (loss)	784,862	-80	784,782
70. Other operating income	491,099	43,117	534,216
80. Administrative expenses:	2,600,984	19,520	2,620,504
a) payroll costs	1,639,139	569	1,639,708
of which:			
- wages and salaries	*1,183,138*	*-19,641*	*1,163,497*
- social security contributions	*304,307*	*-4,660*	*299,647*
- social security contributions	*71,602*	*474*	*72,076*
- pensions and similar benefits	*46,879*	*81*	*46,960*
b) other administrative expenses	961,845	18,951	980,796
90. Writedowns of intangible and tangible fixed assets	359,142	2,335	361,477
100. Provisions for risks and charges	134,328	35	134,363
110. Other operating expense	127,031	649	127,680
120. Writedowns of loans and provisions for guarantees and commitments	670,503	-	670,503
130. Write-backs of loans and provisions for guarantees and commitments	307,117	-	307,117
140. Provisions to loan loss reserves	-	-	-
150. Writedowns of financial investments	14,897	-	14,897
160. Write-backs of financial investments	13,211	-	13,211
170. Income from equity investments valued at net equity	1,653	-	1,653
180. Profit (Loss) before extraordinary items and income tax	**1,963,823**	**(48,646)**	**1,915,177**
190. Extraordinary income	187,403	198	187,601
200. Extraordinary charges	117,855	744	118,599
210. Extraordinary income - net	**69,548**	**(546)**	**69,002**
230. Change in fund for general banking risks	-	-	-
240. Income tax for the period	824,738	-42,859	781,879
250. Minorities	76,686	-6,333	70,353
260. Net profit for the period	**1,131,947**	**-**	**1,131,947**

(€ '000)

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2003

	AMOUNTS AS AT 30.06.2003 Historical	CHANGE IN SCOPE OF CONSOLIDATION AND RECLASSIFICATIONS	AMOUNTS AS AT 30.06.2003 Restated
Assets			
10. Cash and deposits with central banks and post offices	**1,275,087**	**22**	**1,275,109**
20. Treasury notes and similar securities eligible for refinancing at central banks	**2,769,003**	**-**	**2,769,003**
30. Loans to banks:	**28,454,346**	**10,178**	**28,464,524**
a) on demand	2,664,870	8,636	2,673,506
b) other loans	25,789,476	1,542	25,791,018
40. Customers	**116,513,611**	**8,317**	**116,521,928**
of which:			
- loans with deposits received in administration	*143,014*	*-*	*143,014*
50. Bonds and other debt securities:	**30,699,018**	**29,788**	**30,728,806**
a) of government issuers	18,745,115	29,788	18,774,903
b) of banks	5,491,113	-	5,491,113
of which:			
- own securities	-	-	-
c) of financial institutions	4,651,591	-	4,651,591
of which:			
- own securities	-	-	-
d) of other issuers	1,811,199	-	1,811,199
60. Shares, interests and other equity securities	**1,905,653**	**3**	**1,905,656**
70. Equity investments	**3,097,134**	**-**	**3,097,134**
a) valued at net equity	519,585	-	519,585
b) other	2,577,549	-	2,577,549
80. Equity investments in Group companies	**148,551**	**13,297**	**161,848**
a) valued at net equity	138,360	8,015	146,375
b) other	10,191	5,282	15,473
90. Positive consolidation differences	**1,176,234**	**-**	**1,176,234**
100. Positive net equity differences	**3,366**	**-**	**3,366**
110. Intangible fixed assets	**1,195,422**	**3,693**	**1,199,115**
of which:			
- start-up costs	*2,587*	*46*	*2,633*
- goodwill	*833,145*	*-*	*833,145*
120. Tangible fixed assets	**3,438,792**	**5,934**	**3,444,726**
150. Other assets	**36,011,150**	**6,453**	**36,017,603**
160. Accrued income and prepaid expenses:	**2,073,123**	**5,347**	**2,078,470**
a) accrued income	1,655,494	838	1,656,332
b) pre-paid expenses	417,629	4,509	422,138
of which:			
- issue discount on securities	*9,059*	*-*	*9,059*
Total assets	**228,760,490**	**83,032**	**228,843,522**

(€ '000)

	AMOUNTS AS AT 30.06.2003 Historical	CHANGE IN SCOPE OF CONSOLIDATION AND RECLASSIFICATIONS	AMOUNTS AS AT 30.06.2003 Restated
Liabilities and Shareholders' Equity			
10. Due to banks:	**39,784,556**	**140**	**39,784,696**
a) on demand	3,130,781	131	3,130,912
b) on term or with notice	36,653,775	9	36,653,784
20. Due to customers:	**93,774,644**	**3,402**	**93,778,046**
a) on demand	61,249,299	-	61,249,299
b) on term or with notice	32,525,345	3,402	32,528,747
30. Securities in issue:	**33,291,520**	**-**	**33,291,520**
a) bonds	11,904,228	-	11,904,228
b) certificates of deposit	19,516,454	-	19,516,454
c) other securities	1,870,838	-	1,870,838
40. Deposits received in administration	**202,085**	**-**	**202,085**
50. Other liabilities	**35,349,571**	**14,296**	**35,363,867**
60. Accrued liabilities and deferred income:	**1,996,997**	**3,015**	**2,000,012**
a) accrued liabilities	1,718,569	3,015	1,721,584
b) deferred income	278,428	-	278,428
70. Reserve for employee severance pay	**983,779**	**3,021**	**986,800**
80. Reserves for risks and charges:	**3,051,278**	**4,965**	**3,056,243**
a) reserve for pensions and similar obligations	527,239	-	527,239
b) taxation reserve	1,468,794	1,147	1,469,941
c) consolidation reserve for future risks and charges	4,271	-	4,271
d) other reserves	1,050,974	3,818	1,054,792
90. Loan loss reserves	**104,832**	**27**	**104,859**
100. Fund for general banking risks	**137,107**	**-**	**137,107**
110. Subordinated debt	**6,782,330**	**-**	**6,782,330**
120. Negative consolidation differences	**51,788**	**-**	**51,788**
130. Negative net equity differences	**10,485**	**-**	**10,485**
140. Minority portion of shareholders' equity (+/-)	**+1,017,429**	**+54,166**	**+1,071,595**
150. Capital	**3,148,070**	**-**	**3,148,070**
160. Share premium reserve	**3,308,639**	**-**	**3,308,639**
170. Reserves:	**4,335,661**	**-**	**4,335,661**
a) legal reserve	508,136	-	508,136
b) reserve for own shares or interests	-	-	-
c) statutory reserves	1,015,472		1,015,472
d) other reserves	2,812,053	-	2,812,053
180. Revaluation reserves	**297,772**	**-**	**297,772**
190. Retained earnings	**-**	**-**	**-**
200. Net profit (loss) for the period	**1,131,947**	**-**	**1,131,947**
Total liabilities and shareholders' equity	**228,760,490**	**83,032**	**228,843,522**

Guarantees and Commitments			
ITEMS			
10. Guarantees given	**13,624,154**	**-**	**13,624,154**
of which:			
- acceptances	*96,831*	-	*96,831*
- other guarantees	*13,527,323*	-	*13,527,323*
20. Commitments	**26,715,426**	**-**	**26,715,426**
of which:			
- for sales with repurchase obligations	-	-	-



PART B - ACCOUNTING PRINCIPLES

Section 1 - Description of accounting principles

The Parent Company has provided appropriate guidelines for obtaining a high degree of standardisation in accounting policies and principles used and for reporting certain operating events.

The accounting principles used are in line with those used for the preparation of the consolidated accounts as at 31 December 2003.

Furthermore, in accordance with legislative provisions, assets and liabilities reported in accounts and "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

1. LOANS - GUARANTEES AND COMMITMENTS

LOANS

Loans are valued at their estimated realisable value, which is also determined by taking into account market prices, when available, on the basis of:

a) the debtors' solvency;

b) the difficulty of servicing debt in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising the history of the relationships, and also taking into account information available as to the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of the business performed, the degree of risk of the particular type of credit facility, and any guarantees given.

The following should be noted regarding the various categories of **"bad and doubtful debts"**:

- **Non-performing** loans are those loans that have formally deteriorated, and consist of exposure to customers that find themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;

- **Doubtful loans** are defined as loans to borrowers that find themselves in temporary difficulties, which are expected to be resolved within a reasonable period. They are usually assessed for a

total amount on a historical and statistical basis, and analytically when circumstances make this advisable;

- **Loans to countries at risk**, i.e., to central governments, banks or customers in countries having difficulties servicing their debt. They are valued using the percentages used by the Italian banking industry, and are subject to period review with regard to the countries to be included in this area and the degree of the writedown to be applied; when circumstances make it advisable, general writedowns are supplemented by specific writedowns;

- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been or are being concluded, which call for the granting of a moratorium on debt repayment and the simultaneous renegotiation of terms and conditions at below-market terms and interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs. They are valued on a specific basis, with the inclusion in writedowns of the discounted charge resulting from any renegotiated rates and terms which are lower than the related cost of funds.

Bad and doubtful debts are identified by the portfolio managers responsible for the relationships concerned. They operate under powers delegated to them, using, as necessary, specialised scoring systems which analyse the performance of the relationship in question.

Each Group bank has a centralised team which is responsible for monitoring and overseeing the entire customer portfolio.

With regard to **"performing loans"** to customers, a general writedown is made (for so-called inherent risk) on exposures related to the entire loan portfolio or those business sectors which have a higher risk profile at that time.

GUARANTEES AND COMMITMENTS

Guarantees issued and commitments assumed that incorporate credit risk are reported at the total amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate reserves.

If the reasons which gave rise to the writedowns relating to loans, guarantees and commitments are no longer applicable in whole or in part, the necessary write-backs are made.

2. SECURITIES AND OFF-BALANCE SHEET TRANSACTIONS (OTHER THAN THOSE INVOLVING FOREIGN CURRENCIES)

2.1. INVESTMENT SECURITIES

Securities that are classified as financial fixed assets are valued at purchase cost adjusted, as applicable, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and of the debt repayment capacity of the issuer's country of residence, unless there are appropriate guarantees.

The writedowns carried out are cancelled, in whole or in part, when the reasons which gave rise to them no longer apply.

Cost is determined daily using the principle of "weighted-average rolling cost". This is adjusted using the so-called "trading spread", that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

2.2. TRADING SECURITIES

Securities not classified as financial fixed assets are valued:
a) at market value, if listed on regulated markets;
b) at the lower of cost or market, if not listed on regulated markets.

Cost is determined daily using the principle of "weighted-average rolling cost" adjusted for the applicable portion, during the period, of the premium or discount on the securities (net of withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:
a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period, when a substantial portion of the securities are hedged by derivative contracts; for all other cases, the average price for the last month of the reference period is used;
b) for securities not listed on regulated Italian and foreign markets, using the estimated realisable value.

Reference is made to the following to determine the latter value:
- market performance for similar securities listed on regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of issuers;
- any difficulty servicing debt in countries where issuers reside;
- other information that can be determined objectively.

2.3. OFF-BALANCE SHEET TRANSACTIONS

Off-balance sheet transactions, except those for foreign currencies, which are classified as financial fixed assets, are valued at contract value for spot or forward securities trading contracts that have not been settled, or for derivative contracts with an underlying security.

Off-balance sheet transactions, except those for foreign currencies, which are not classified as financial fixed assets, are primarily valued using the following criteria:

a) spot or forward contracts that have not been settled:
- if involving securities that are listed on regulated markets, at the market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if involving securities that are not listed on regulated markets, at the lower of the contract value and the market value for purchases, and at the higher of the above for sales. To determine market value, reference is made to the principles reported in the discussion of valuation of unlisted "trading" securities, and to the paragraph above;

b) derivative contracts with underlying securities, or which are linked to interest rates, indices or other assets:
- if held as part of trading portfolios, they are valued on the basis of market values defined as follows:
  - for contracts listed on regulated markets, the respective prices;
  - for other contracts, the values obtained by referring to parameters that are listed or available through standard international information channels, and in any event determined objectively;
- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Therefore:
  - if they are related to assets or liabilities that are interest bearing and valued at cost/face value (e.g. deposits or investment securities), the derivative contracts are also valued at cost and the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense), based on a time distribution in keeping with that for recording interest generated by the assets or liabilities hedged, in the case of specific hedges, or based on the contract term, in the case of general hedging (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if this is notional, and for forward rate agreements to the length of time in relation to which the interest differential is calculated);
  - if the assets/liabilities are interest bearing but are valued at market (e.g. portfolios of trading securities):
    - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g. futures and options), which are instead allocated to trading profits or losses;
    - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;
- finally, if the assets or liabilities hedged are not interest bearing and are valued at market (e.g. stocks), the derivative contracts used for hedging (options, futures) are also valued at market and the results flow to trading profits or losses.

3. EQUITY INVESTMENTS

Equity investments in companies subject to significant influence are reported in consolidated accounts at a value determined using the equity method as indicated in **"Consolidation principles".**

Equity investments in companies in which the stake held is less than 20% of ordinary capital are valued at the acquisition cost, adjusted, as applicable, for any writedowns necessary to take into account any permanent loss in value.

The writedowns carried out are cancelled, in whole or in part, when the reasons which gave rise to them no longer apply.

Equity investments in subsidiaries whose total assets are not material or that do not operate in a similar sector are valued at equity, while those subject to significant influence that are not material or are to be sold are valued at cost.

4. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES (INCLUDING OFF-BALANCE SHEET TRANSACTIONS)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate in effect on the date the period ends.

Financial fixed assets which are not hedged, overall or individually, on the spot or forward markets, are valued at the exchange rate in effect on their purchase date.

Off-balance sheet foreign currency transactions are valued as follows:

- spot transactions to be settled, at the spot exchange rate in effect on the date the period ends;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect on the date the period ends;

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to the hedging transactions: deposits in the respective currencies and spot exchange transactions. The operating structure governed by this approach manages the two components of risk separately:

- that related to the "base," by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of "applicability".

Other off-balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the assets or liabilities hedged if held for hedging purposes, in accordance with the approach noted above in point 2.3 b.

5. TANGIBLE FIXED ASSETS

Tangible fixed assets are reported at purchase cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made in accordance with the law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis over their remaining useful life.

Tangible fixed assets which, on the date the period ends, have experienced a permanent decline lower than the cost or value described above, are reported at such lower value.

6. INTANGIBLE FIXED ASSETS

Goodwill and positive consolidation differences are generally amortised over a ten-year period.

The cost of patents, rights to use intellectual property and licences, trademarks and similar rights and assets, are amortised on a straight-line basis over their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

7. OTHER ASPECTS

Amounts due to banks and customers and deposits received in administration are reported at face value.

Securities in issue, consisting of bonds, certificates of deposit and bank drafts, are also reported at face value, while zero coupon bonds are posted at issue price plus accrued interest.

Other assets include advances made as a part of tax collection operations for uncollected taxes, while other liabilities include the amounts of taxes collected but not yet paid to tax authorities, including any advance tax payments received from taxpayers.

7.1 DEFERRED TAXATION

This item includes deferred tax assets and liabilities originating from the criteria used to determine net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, in terms of any timing differences.

Deferred tax assets are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.

Deferred tax liabilities are reported unless it is unlikely that they will be incurred.

Each company, based on instructions of the Parent Company, has made the appropriate entries based on its own specific current and future tax situation.

Section 2 – Adjustments and tax provisions

2.1 Writedowns made solely in accordance with tax laws.
None.

2.2 Provisions made solely in accordance with tax laws
None.

Article 7, paragraph 1, letters b) and c) of Legislative Decree No. 37 of 6/2/2004, repealing Articles 15, paragraph 3, and 39, paragraph 2, of Legislative Decree No. 87/92, ended the possibility of carrying out writedowns and provisions solely in accordance with the tax laws.

This also means that it is not possible to continue recording in the accounts the residual values of entries made in previous periods.

The current regulations concerning financial statements of banks state that if following the introduction of new accounting rules, changes in value take place in the balance sheet aggregates the effect of the change must be shown in the profit and loss account.

In particular, the Company accounts as at 31 December 2003 contain provisions for "Loan Loss Reserves" made in respect of "risks that may happen".

Previous tax interference has thus been eliminated by cancelling this item and making a balancing entry under "Extraordinary Income" and showing, by use of assumptions, the related deferred taxation.

The overall net impact on profits for the period was € 44.948 thousand (all relating to the Group).



PART C - NOTES TO THE CONSOLIDATED BALANCE SHEET

(€ thousand)

1. Distribution of loans by sector

ITEM 40, LOANS TO CUSTOMERS	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
a) Governments	2,364,474	2,168,625	2,029,252	2,029,252
b) Other public entities	2,953,971	3,091,230	3,505,242	3,505,242
c) Non-financial entities	73,174,258	70,205,523	65,728,335	65,728,335
d) Financial companies	6,270,616	7,646,296	7,414,412	7,414,412
e) Family firms	6,906,555	6,656,104	6,158,918	6,158,918
f) Other borrowers	41,528,116	36,941,459	31,685,769	31,677,452
Total	**133,197,990**	**126,709,237**	**116,521,928**	**116,513,611**

2. Loans to Italian non-financial companies and family firms

(Top 5 sectors of economic activity)

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
a) Other services	15,700,993	14,310,520	12,163,187	12,163,187
b) Commercial, recovery and repair services	11,399,371	11,038,492	10,329,928	10,329,928
c) Construction and civil engineering	6,739,904	6,301,476	5,792,489	5,792,489
d) Textile, leather and footwear and clothing products	3,512,224	3,382,316	3,209,797	3,209,797
e) Metal products excluding machinery and means of transport	3,283,517	3,080,209	2,879,051	2,879,051
f) Other sectors	29,587,925	29,258,411	27,440,298	27,440,298
	70,223,934	**67,371,424**	**61,814,750**	**61,814,750**

3. Guarantees given (Item 10 of guarantees and commitments)

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
a) Governments	11,551	14,790	6,017	6,017
b) Other public entities	129,761	131,237	94,865	94,865
c) Banks	1,147,975	1,029,505	930,133	930,133
d) Non-financial entities	10,151,352	9,434,690	10,734,831	10,734,831
e) Financial companies	422,053	371,517	541,978	541,978
f) Family firms	142,675	130,792	148,222	148,222
g) Other borrowers	1,053,417	1,156,384	1,168,108	1,168,108
Total	**13,058,784**	**12,268,915**	**13,624,154**	**13,624,154**

4. Large exposures

	AMOUNTS AS AT		
	30.06.2004	31.12.2003	30.06.2003
a) Amount	**1,675,162**	3,608,827	5,711,892
b) Number	**1**	2	3

This figure reflects the total weighted amount of risk positions that constitute "large exposures" in accordance with current regulatory provisions (exposure exceeding 10% of consolidated capital for regulatory purposes).

5. Breakdown of assets and liabilities by maturity

ASSETS

	AMOUNTS AS AT 30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
ON DEMAND				
1.1 Refinanceable treasury notes	132,728	79,186	174,757	174,757
1.2 Loans to banks	9,995,019	2,370,766	6,471,982	6,464,227
1.3 Loans to customers	28,982,052	24,799,631	27,462,881	27,462,881
1.4 Bonds and other debt securities	598,672	134,717	123,364	123,364
	39,708,471	**27,384,300**	**34,232,984**	**34,225,229**
1.5 "Off balance sheet" transactions	76,707,783	15,306,099	52,741,756	52,741,756
	116,416,254	**42,690,399**	**86,974,740**	**86,966,985**
UP TO 3 MONTHS				
1.1 Refinanceable treasury notes	62,872	338,856	80,062	80,062
1.2 Loans to banks	12,637,259	22,892,279	13,948,385	13,946,843
1.3 Loans to customers	17,485,511	20,936,501	17,775,236	17,766,919
1.4 Bonds and other debt securities	4,394,627	3,943,035	2,840,243	2,840,243
	34,580,269	**48,110,671**	**34,643,926**	**34,634,067**
1.5 "Off balance sheet" transactions	527,900,674	485,673,794	413,062,282	413,062,282
	562,480,943	**533,784,465**	**447,706,208**	**447,696,349**
3 TO 12 MONTHS				
1.1 Refinanceable treasury notes	327,884	141,224	498,155	498,155
1.2 Loans to banks	3,442,998	3,788,431	4,270,283	4,270,283
1.3 Loans to customers	14,348,090	13,321,327	13,497,604	13,497,604
1.4 Bonds and other debt securities	7,346,834	5,886,111	11,758,634	11,748,621
	25,465,806	**23,137,093**	**30,024,676**	**30,014,663**
1.5 "Off balance sheet" transactions	474,293,366	452,584,865	314,418,367	314,418,367
	499,759,172	**475,721,958**	**344,443,043**	**344,433,030**
1 TO 5 YEARS (fixed rate)				
1.1 Refinanceable treasury notes	95,264	64,347	302,851	302,851
1.2 Loans to banks	1,229,054	1,211,043	371,778	371,778
1.3 Loans to customers	7,167,718	7,156,250	6,076,988	6,076,988
1.4 Bonds and other debt securities	5,386,464	4,821,723	5,299,788	5,280,797
	13,878,500	**13,253,363**	**12,051,405**	**12,032,414**
1.5 "Off balance sheet" transactions	495,422,988	349,189,606	246,251,042	246,251,042
	509,301,488	**362,442,969**	**258,302,447**	**258,283,456**

LIABILITIES

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
ON DEMAND				
2.1 Due to banks	7,424,588	3,713,846	6,295,366	6,295,235
2.2 Due to customers	73,391,020	63,025,834	69,222,125	69,222,125
2.3 Securities in issue: - bonds	58,954	114,595	100,033	100,033
- certificates of deposit	133,534	116,640	636,692	636,692
- other securities	927,065	788,696	829,602	829,602
2.4 Subordinated debt	-	-	37,336	37,336
	81,935,161	**67,759,611**	**77,121,154**	**77,121,023**
2.5 "Off balance sheet" transactions	70,900,330	13,338,134	37,804,184	37,804,184
	152,835,491	**81,097,745**	**114,925,338**	**114,925,207**
UP TO 3 MONTHS				
2.1 Due to banks	26,932,871	33,494,763	26,317,163	26,317,154
2.2 Due to customers	18,711,494	29,942,372	19,229,256	19,225,854
2.3 Securities in issue: - bonds	229,067	935,093	878,240	878,240
- certificates of deposit	17,216,311	22,934,753	15,939,223	15,939,223
- other securities	20,232	15,965	31,864	31,864
2.4 Subordinated debt	599,699	-	218,780	218,780
	63,709,674	**87,322,946**	**62,614,526**	**62,611,115**
2.5 "Off balance sheet" transactions	518,776,627	474,844,951	405,865,959	405,865,959
	582,486,301	**562,167,897**	**468,480,485**	**468,477,074**
3 TO 12 MONTHS				
2.1 Due to banks	5,438,268	4,436,624	4,287,569	4,287,569
2.2 Due to customers	4,465,039	3,182,449	3,632,046	3,632,046
2.3 Securities in issue: - bonds	3,814,071	1,978,093	3,793,129	3,793,129
- certificates of deposit	2,918,745	2,409,289	2,762,992	2,762,992
- other securities	11,925	7,913	1,009,278	1,009,278
2.4 Subordinated debt	23,757	599,887	264,084	264,084
	16,671,805	**12,614,255**	**15,749,098**	**15,749,098**
2.5 "Off balance sheet" transactions	503,133,752	461,554,182	322,948,712	322,948,712
	519,805,557	**474,168,437**	**338,697,810**	**338,697,810**
1 TO 5 YEARS (fixed rate)				
2.1 Due to banks	390,227	1,041,856	932,623	932,623
2.2 Due to customers	414,022	412,356	380,001	380,001
2.3 Securities in issue: - bonds	3,843,558	4,793,017	2,978,678	2,978,678
- certificates of deposit	1,351,005	123,905	125,568	125,568
- other securities	41,228	187	94	94
2.4 Subordinated debt	60,000	40,000	39,571	39,571
	6,100,040	**6,411,321**	**4,456,535**	**4,456,535**
2.5 "Off balance sheet" transactions	477,456,983	415,458,833	324,900,834	324,900,834
	483,557,023	**421,870,154**	**329,357,369**	**329,357,369**

ASSETS

	AMOUNTS AS AT 30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
1 TO 5 YEARS (indexed rate)				
1.1 Refinanceable treasury notes	296,046	446,242	355,106	355,106
1.2 Loans to banks	80,180	74,782	784,812	784,812
1.3 Loans to customers	25,671,388	24,658,887	22,183,260	22,183,260
1.4 Bonds and other debt securities	4,312,539	3,034,017	3,597,844	3,597,060
	30,360,153	**28,213,928**	**26,921,022**	**26,920,238**
1.5 "Off balance sheet" transactions	70,767,971	142,472,105	178,097,460	178,097,460
	101,128,124	**170,686,033**	**205,018,482**	**205,017,698**
OVER 5 YEARS (fixed rate)				
1.1 Refinanceable treasury notes	889,193	939,724	1,290,486	1,290,486
1.2 Loans to banks	4,292	737	10,984	10,984
1.3 Loans to customers	4,859,953	4,707,186	3,980,590	3,980,590
1.4 Bonds and other debt securities	3,909,810	4,150,080	3,370,448	3,370,448
	9,663,248	**9,797,727**	**8,652,508**	**8,652,508**
1.5 "Off balance sheet" transactions	112,655,447	119,427,591	110,646,451	110,646,451
	122,318,695	**129,225,318**	**119,298,959**	**119,298,959**
OVER 5 YEARS (indexed rate)				
1.1 Refinanceable treasury notes	54,635	44,422	67,586	67,586
1.2 Loans to banks	592	5,864	26,691	25,810
1.3 Loans to customers	30,751,150	27,305,309	21,881,471	21,881,471
1.4 Bonds and other debt securities	3,007,710	3,267,097	3,712,699	3,712,699
	33,814,087	**30,622,692**	**25,688,447**	**25,687,566**
1.5 "Off balance sheet" transactions	2,774,033	3,472,510	3,059,760	3,059,760
	36,588,120	**34,095,202**	**28,748,207**	**28,747,326**
TERM NOT SPECIFIED				
1.1 Refinanceable treasury notes	-	-	-	-
1.2 Loans to banks	1,237,807	2,439,356	2,579,609	2,579,609
1.3 Loans to customers	3,932,128	3,824,146	3,663,898	3,663,898
1.4 Bonds and other debt securities	11,681	111,724	25,786	25,786
	5,181,616	**6,375,226**	**6,269,293**	**6,269,293**
1.5 "Off balance sheet" transactions	-	356,013	37,961	37,961
	5,181,616	**6,731,239**	**6,307,254**	**6,307,254**
TOTAL				
1.1 Refinanceable treasury notes	1,858,622	2,054,001	2,769,003	2,769,003
1.2 Loans to banks	28,627,201	32,783,258	28,464,524	28,454,346
1.3 Loans to customers	133,197,990	126,709,237	116,521,928	116,513,611
1.4 Bonds and other debt securities	28,968,337	25,348,504	30,728,806	30,699,018
	192,652,150	**186,895,000**	**178,484,261**	**178,435,978**
1.5 "Off balance sheet" transactions	1,760,522,262	1,568,482,583	1,318,315,079	1,318,315,079
	1,953,174,412	**1,755,377,583**	**1,496,799,340**	**1,496,751,057**

LIABILITIES

		AMOUNTS AS AT			
		30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
1 TO 5 YEARS (indexed rate)					
2.1 Due to banks		1,802,260	1,044,321	704,902	704,902
2.2 Due to customers		1,187,802	669,898	657,534	657,534
2.3 Securities in issue:	- bonds	6,414,278	2,257,595	3,307,778	3,307,778
	- certificates of deposit	41,491	51,221	51,979	51,979
	- other securities	796,348	-	-	-
2.4 Subordinated debt		627,317	91,551	718,785	718,785
		10,869,496	**4,114,586**	**5,440,978**	**5,440,978**
2.5 "Off balance sheet" transactions		80,079,338	108,710,914	138,169,416	138,169,416
		90,948,834	**112,825,500**	**143,610,394**	**143,610,394**
OVER 5 YEARS (fixed rate)					
2.1 Due to banks		300,851	278,521	33,309	33,309
2.2 Due to customers		29,759	81,033	77,689	77,689
2.3 Securities in issue:	- bonds	1,745,591	453,047	502,060	502,060
	- certificates of deposit	-	-	-	-
	- other securities	41,135	-	-	-
2.4 Subordinated debt		2,352,186	2,357,309	2,933,804	2,933,804
		4,469,522	**3,169,910**	**3,546,862**	**3,546,862**
2.5 "Off balance sheet" transactions		107,529,815	92,471,765	85,724,388	85,724,388
		111,999,337	**95,641,675**	**89,271,250**	**89,271,250**
OVER 5 YEARS (indexed rate)					
2.1 Due to banks		541,292	242,354	838,109	838,109
2.2 Due to customers		181,330	434,498	448,771	448,771
2.3 Securities in issue:	- bonds	1,599,992	213,883	311,566	311,566
	- certificates of deposit	13	9,664	-	-
	- other securities	-	-	-	-
2.4 Subordinated debt		2,539,674	3,100,827	2,173,868	2,173,868
		4,862,301	**4,001,226**	**3,772,314**	**3,772,314**
2.5 "Off balance sheet" transactions		2,221,354	1,758,088	2,313,722	2,313,722
		7,083,655	**5,759,314**	**6,086,036**	**6,086,036**
TERM NOT SPECIFIED					
2.1 Due to banks		398	-	375,655	375,655
2.2 Due to customers		18,785	54,371	130,624	130,624
2.3 Securities in issue:	- bonds	2,154	94,127	32,744	32,744
	- certificates of deposit	-	-	-	-
	- other securities	-	-	-	-
2.4 Subordinated debt		-	-	396,102	396,102
		21,337	**148,498**	**935,125**	**935,125**
2.5 "Off balance sheet" transactions		424,063	345,716	587,864	587,864
		445,400	**494,214**	**1,522,989**	**1,522,989**
TOTAL					
2.1 Due to banks		42,830,755	44,252,285	39,784,696	39,784,556
2.2 Due to customers		98,399,251	97,802,811	93,778,046	93,774,644
2.3 Securities in issue:	- bonds	17,707,665	10,839,450	11,904,228	11,904,228
	- certificates of deposit	21,661,099	25,645,472	19,516,454	19,516,454
	- other securities	1,837,933	812,761	1,870,838	1,870,838
2.4 Subordinated debt		6,202,633	6,189,574	6,782,330	6,782,330
		188,639,336	**185,542,353**	**173,636,592**	**173,633,050**
2.5 "Off balance sheet" transactions		1,760,522,262	1,568,482,583	1,318,315,079	1,318,315,079
		1,949,161,598	**1,754,024,936**	**1,491,951,671**	**1,491,948,129**

Currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively burdensome.
Assets and liabilities have been distributed by maturity on the basis of their remaining life. The "on demand" category also includes assets and liabilities with a residual life of not more than 24 hours. Therefore, "on demand" loans to banks and "on demand" amounts due to banks and customers do not correspond to the amounts shown in the accounts, which take into account only the contractual nature of the position.

6. Geographical distribution of assets and liabilities

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
1 ASSETS				
ITALY				
1.1 Loans to banks	4,876,019	4,642,374	5,957,161	5,946,983
1.2 Loans to customers	115,993,996	111,235,377	100,800,118	100,791,801
1.3 Securities	16,479,010	15,381,851	19,090,391	19,060,600
	137,349,025	**131,259,602**	**125,847,670**	**125,799,384**
OTHER E.U. COUNTRIES				
1.1 Loans to banks	21,541,388	24,065,401	5,642,202	5,642,202
1.2 Loans to customers	9,952,988	2,510,420	1,665,945	1,665,945
1.3 Securities	12,648,514	5,919,482	7,839,515	7,839,515
	44,142,890	**32,495,303**	**15,147,662**	**15,147,662**
OTHER COUNTRIES				
1.1 Loans to banks	2,209,794	4,075,483	16,865,161	16,865,161
1.2 Loans to customers	7,251,006	12,963,440	14,055,865	14,055,865
1.3 Securities	3,796,451	8,225,256	8,473,559	8,473,559
	13,257,251	**25,264,179**	**39,394,585**	**39,394,585**
TOTAL ASSETS				
1.1 Loans to banks	28,627,201	32,783,258	28,464,524	28,454,346
1.2 Loans to customers	133,197,990	126,709,237	116,521,928	116,513,611
1.3 Securities	32,923,975	29,526,589	35,403,465	35,373,674
	194,749,166	**189,019,084**	**180,389,917**	**180,341,631**
2 LIABILITIES				
ITALY				
2.1 Due to banks	12,885,492	13,396,991	11,666,042	11,665,902
2.2 Due to customers	67,875,184	71,175,278	65,940,751	65,937,349
2.3 Securities in issue	14,939,460	12,073,885	13,883,356	13,883,356
2.4 Other accounts	5,462,415	5,464,322	5,748,516	5,748,516
	101,162,551	**102,110,476**	**97,238,665**	**97,235,123**
OTHER E.U. COUNTRIES				
2.1 Due to banks	18,553,441	16,774,958	12,077,375	12,077,375
2.2 Due to customers	19,781,543	3,851,718	4,378,555	4,378,555
2.3 Securities in issue	21,924,906	23,867,792	18,578,640	18,578,640
2.4 Other accounts	-	-	302,104	302,104
	60,259,890	**44,494,468**	**35,336,674**	**35,336,674**
OTHER COUNTRIES				
2.1 Due to banks	11,391,822	14,080,336	16,041,279	16,041,279
2.2 Due to customers	10,742,524	22,775,815	23,458,740	23,458,740
2.3 Securities in issue	4,342,331	1,356,006	829,524	829,524
2.4 Other accounts	912,519	898,596	933,795	933,795
	27,389,196	**39,110,753**	**41,263,338**	**41,263,338**
TOTAL LIABILITIES				
2.1 Due to banks	42,830,755	44,252,285	39,784,696	39,784,556
2.2 Due to customers	98,399,251	97,802,811	93,778,046	93,774,644
2.3 Securities in issue	41,206,697	37,297,683	33,291,520	33,291,520
2.4 Other accounts	6,374,934	6,362,918	6,984,415	6,984,415
	188,811,637	**185,715,697**	**173,838,677**	**173,835,135**
3 GUARANTEES AND COMMITMENTS				
ITALY	24,603,467	21,538,830	23,057,505	23,057,505
OTHER E.U. COUNTRIES	9,517,379	3,805,213	2,971,641	2,971,641
OTHER COUNTRIES	8,225,301	9,250,908	14,310,434	14,310,434
TOTAL	**42,346,147**	**34,594,951**	**40,339,580**	**40,339,580**

Based on current regulations, the "other accounts" under liabilities are made up of items 40 and 110.

7. Assets and liabilities in foreign currencies

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
a) Assets				
1. Loans to banks	5,295,737	5,342,462	6,231,312	6,231,312
2. Loans to customers	13,989,960	12,691,231	13,617,571	13,617,571
3. Securities	7,883,200	7,875,868	8,475,039	8,475,039
4. Equity investments	154,089	148,225	156,468	156,468
5. Other accounts	593,105	540,720	374,353	374,353
	27,916,091	**26,598,506**	**28,854,743**	**28,854,743**
b) Liabilities				
1. Due to banks	12,987,463	13,659,853	11,330,208	11,330,208
2. Due to customers	19,643,898	19,691,374	18,401,122	18,401,122
3. Securities in issue	18,686,258	17,480,509	12,742,121	12,742,121
4. Other accounts	371,312	357,388	1,104,213	1,104,213
	51,688,931	**51,189,124**	**43,577,664**	**43,577,664**

Based on current regulations, "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

8. Loans to banks

8.1 LOANS TO BANKS - BAD AND DOUBTFUL DEBTS

	AMOUNTS AS AT 30.06.2004			AMOUNTS AS AT 31.12.2003 HISTORICAL		
CATEGORIES/SECURITIES	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**127,993**	**86,705**	**41,288**	**146,541**	**105,229**	**41,312**
A.1. Non-performing loans	84,367	83,088	1,279	106,823	101,845	4,978
A.2. Doubtful loans	-	-	-	539	135	404
A.3. Loans subject to restructuring	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	-	-	-
A.5. Unsecured loans to countries at risk	43,626	3,617	40,009	39,179	3,249	35,930
B. Performing loans	**28,586,287**	**374**	**28,585,913**	**32,742,292**	**346**	**32,741,946**
Total (A+B)	**28,714,280**	**87,079**	**28,627,201**	**32,888,833**	**105,575**	**32,783,258**

8.2 CHANGES IN BAD AND DOUBTFUL DEBTS - BANKS

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**106,823**	**539**	**-**	**-**	**39,179**
A.1 of which: for overdue interest	*30,881*	-	-	-	-
B. Increases	**8,066**	**23**	**-**	**-**	**14,990**
B.1 Transfers from performing loans	145	-	-	-	408
B.2 Overdue interest	1,957	-	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	-	-	-	-	-
B.4 Other increases	5,964	23	-	-	14,582
C. Decreases	**30,522**	**562**	**-**	**-**	**10,543**
C.1 Transfers to performing loans	-	562	-	-	3,088
C.2 Write-offs	26,522	-	-	-	-
C.3 Recoveries	1,374	-	-	-	475
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	-	-	-	-	-
C.6 Other decreases	2,626	-	-	-	6,980
D. Final gross exposure	**84,367**	**-**	**-**	**-**	**43,626**
D.1 of which: for overdue interest	*34,102*	-	-	-	-

8.3 CHANGES IN BAD AND DOUBTFUL DEBT ADJUSTMENTS - BANKS

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**101,845**	**135**	**-**	**-**	**3,249**	**346**
A.1 of which: for overdue interest	*30,881*	-	-	-	-	*336*
B. Increases	**10,582**	**6**	**-**	**-**	**1,563**	**76**
B.1 Writedowns	5,576	-	-	-	1,454	75
B.1.1 of which: for overdue interest	*2,354*	-	-	-	-	*19*
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other categories of debts	-	-	-	-	-	-
B.4 Other increases	5,006	6	-	-	109	1
C. Decreases	**29,339**	**141**	**-**	**-**	**1,195**	**48**
C.1 Write-backs from assessments	-	136	-	-	1,164	-
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs from recoveries	420	-	-	-	31	48
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 Write-offs	26,522	-	-	-	-	-
C.4 Transfers to other categories of debts	-	-	-	-	-	-
C.5 Other decreases	2,397	5	-	-	-	-
D. Final total writedowns	**83,088**	**-**	**-**	**-**	**3,617**	**374**
D.1 of which: overdue interest	*34,102*	-	-	-	-	*355*

9. Loans to customers

9.1 DETAILS OF LOANS TO CUSTOMERS

CATEGORIES/SECURITIES	AMOUNTS AS AT 30.06.2004			AMOUNTS AS AT 31.12.2003 HISTORICAL		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**9,179,514**	**4,329,749**	**4,849,765**	**8,907,987**	**4,194,605**	**4,713,382**
A.1. Non-performing loans	6,258,505	3,709,559	2,548,946	5,882,411	3,509,630	2,372,781
A.2. Doubtful loans	2,505,477	501,060	2,004,417	2,737,345	579,694	2,157,651
A.3. Loans subject to estructuring	142,174	11,885	130,289	18,883	5,752	13,131
A.4. Restructured loans	239,304	100,001	139,303	225,540	89,692	135,848
A.5. Unsecured loans to countries at risk	34,054	7,244	26,810	43,808	9,837	33,971
B. Performing loans	**129,638,605**	**1,290,380**	**128,348,225**	**123,186,987**	**1,191,132**	**121,995,855**
Total (A+B)	**138,818,119**	**5,620,129**	**133,197,990**	**132,094,974**	**5,385,737**	**126,709,237**

9.2 CHANGES IN BAD AND DOUBTFUL DEBTS - CUSTOMERS

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**5,882,411**	**2,737,345**	**18,883**	**225,540**	**43,808**
A.1 of which: for overdue interest	*1,281,865*	*56,999*	*54*	*119*	-
B. Increases	**1,274,896**	**1,178,161**	**219,309**	**83,820**	**20,775**
B.1 Transfers from performing loans	142,044	930,165	205,743	10,332	13,317
B.2 Overdue interest	132,230	16,456	75	67	-
B.3 Transfers from other categories of bad and doubtful debts	746,202	21,989	8,444	70,166	7
B.4 Other increases	254,420	209,551	5,047	3,255	7,451
C. Decreases	**898,802**	**1,410,029**	**96,018**	**70,056**	**30,529**
C.1 Transfers to performing loans	33,108	191,825	587	56,392	223
C.2 Write-offs	425,982	11,483	-	2,159	-
C.3 Recoveries	311,794	351,749	24,239	8,978	26,646
C.4 Sales proceeds	34,876	7,574	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	30,459	742,551	71,192	2,525	81
C.6 Other decreases	62,583	104,847	-	2	3,579
D. Final gross exposure	**6,258,505**	**2,505,477**	**142,174**	**239,304**	**34,054**
D.1 of which: for overdue interest	*1,351,845*	*53,845*	*75*	*215*	-

9.3 CHANGES IN TOTAL WRITEDOWNS OF LOANS TO CUSTOMERS

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**3,509,630**	**579,694**	**5,752**	**89,692**	**9,837**	**1,191,132**
A.1 of which: for overdue interest	*1,281,797*	*56,707*	*54*	*119*	-	*103,399*
B. Increases	**785,051**	**181,478**	**11,635**	**15,967**	**3,036**	**151,794**
B.1 Writedowns	561,127	164,498	7,421	9,360	2,680	121,946
B.1.1 of which: for overdue interest	*122,391*	*11,412*	*74*	*65*	-	*12,764*
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other categories of loans	133,814	12,100	4,214	6,607	151	8,457
B.4 Other increases	90,110	4,880	-	-	205	21,391
C. Decreases	**585,122**	**260,112**	**5,502**	**5,658**	**5,629**	**52,546**
C.1 Write-backs from assessments	37,977	40,224	-	300	1,093	4,926
C.1.1 of which: for overdue interest	*48*	-	-	-	-	-
C.2 Write-backs from collection	98,802	39,333	-	529	4,453	20,519
C.2.1 of which: for overdue interest	*11,233*	*10,285*	-	-	-	*3,043*
C.3 Write-offs	425,982	11,483	-	2,159	-	9,650
C.4 Transfers to other categories of loans	8,587	135,091	5,502	2,670	16	13,477
C.5 Other decreases	13,774	33,981	-	-	67	3,974
D. Final total writedowns	**3,709,559**	**501,060**	**11,885**	**100,001**	**7,244**	**1,290,380**
D.1 of which: overdue interest	*1,351,809*	*52,612*	*75*	*215*	-	*101,995*

10. Secured loans to customers

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
a) By mortgages	**46,631,631**	**43,226,129**	**35,385,703**	**35,385,703**
b) By charges over:				
1. Cash deposits	931,294	905,750	1,049,503	1,049,503
2. Securities	2,914,527	2,711,668	2,528,833	2,528,833
3. Other items of value	2,426,612	2,421,787	2,838,900	2,838,900
	6,272,433	**6,039,205**	**6,417,236**	**6,417,236**
c) By guarantees provided by:				
1. Governments	884,707	933,237	955,763	955,763
2. Other public entities	34,531	28,610	25,033	25,033
3. Banks	1,418,843	1,629,457	1,382,615	1,382,615
4. Others	20,446,746	17,389,643	18,360,181	18,360,181
	22,784,827	**19,980,947**	**20,723,592**	**20,723,592**
Total	**75,688,891**	**69,246,281**	**62,526,531**	**62,526,531**

11. Loans to central banks (included in Item 30 of assets)

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
a) Loans to central banks	**3,019,108**	4,064,970	4,125,984	4,125,984

12. Breakdown of securities

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
a) Investment securities	10,080,129	11,271,184	12,718,738	12,718,738
b) Trading securities	22,843,846	18,255,405	22,684,727	22,654,936
Total	**32,923,975**	**29,526,589**	**35,403,465**	**35,373,674**

13. Guarantees and commitments

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
13.1 Guarantees (Item 10 of guarantees and commitments)				
a) Commercial guarantees	8,662,228	8,194,996	8,944,991	8,944,991
b) Financial guarantees given	4,340,440	4,071,184	4,647,826	4,647,826
c) Assets pledged	56,116	2,735	31,337	31,337
Total	**13,058,784**	**12,268,915**	**13,624,154**	**13,624,154**
13.2 Commitments (Item 20 of guarantees and commitments)				
a) Commitments to disburse funds, usage certain	**18,991,488**	**13,507,390**	**22,374,453**	**22,374,453**
of which:				
- Amounts available under irrevocable lines of credit	*4,037,067*	*3,737,353*	*6,589,872*	*6,589,872*
- Securities to be received for transactions to be settled	*4,846,143*	*2,861,361*	*5,802,402*	*5,802,402*
- Deposits and loans to be disbursed	*7,445,429*	*2,927,653*	*5,349,414*	*5,349,414*
- Credit derivatives.				
Exposure to reference entity	-	*230,000*	*251,985*	*251,985*
- Other commitments to disburse funds	*2,662,849*	*3,751,023*	*4,380,780*	*4,380,780*
b) Commitments to disburse funds, usage uncertain	**10,295,875**	**8,818,646**	**4,340,973**	**4,340,973**
of which:				
- Commitment to Interbank Deposit Protection Fund	*129,746*	*143,019*	*130,016*	*130,016*
- Credit derivatives.				
Exposure to reference entity	*1,001,897*	*891,704*	-	-
- Other commitments to disburse funds	*9,164,232*	*7,783,923*	*4,210,957*	*4,210,957*
Total	**29,287,363**	**22,326,036**	**26,715,426**	**26,715,426**

14. Unused portions of credit lines

	AMOUNTS AS AT		
	30.06.2004	31.12.2003	30.06.2003
a) Central banks	1,209,765	2,373,573	598,491
b) Other banks	33,812	279,205	650,454
Total	**1,243,577**	**2,652,778**	**1,248,945**

15. Forward transactions

AMOUNTS AS AT	30.06.2004			31.12.2003 Historical		
TRANSACTION TYPE	HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
1. Trading	**37,955,241**	**37,792,808**	**-**	**37,929,708**	**31,437,279**	**-**
1.1 Securities	528	9,721,132	-	-	5,259,691	-
- purchases	*264*	*4,845,879*	-	-	*2,861,361*	-
- sales	*264*	*4,875,253*	-	-	*2,398,330*	-
1.2 Currencies	37,954,713	28,071,676	-	37,929,708	26,177,588	-
- currencies against currencies	*3,211,592*	*3,422,270*	-	*4,320,449*	*2,433,442*	-
- purchases against euro	*31,071,579*	*13,224,600*	-	*31,881,818*	*12,443,552*	-
- sales against euro	*3,671,542*	*11,424,806*	-	*1,727,441*	*11,300,594*	-
2. Deposits and loans	**-**	**7,336,261**	**5,600,089**	**-**	**2,379,953**	**3,060,829**
- to be disbursed	-	*4,914,509*	*2,530,920*	-	*1,687,593*	*1,240,060*
- to be received	-	*2,421,752*	*3,069,169*	-	*692,360*	*1,820,769*
3. Derivatives	**121,594,697**	**1,989,470,904**	**3,758,296**	**110,593,148**	**1,889,181,064**	**4,375,839**
3.1 With exchange of principal	6,711,805	43,553,626	200,000	4,902,605	41,365,552	356,661
a) securities	874,076	5,101,963	200,000	608,233	2,250,999	356,661
- purchases	*53,664*	*2,744,236*	-	-	*981,650*	-
- sales	*820,412*	*2,357,727*	*200,000*	*608,233*	*1,269,349*	*356,661*
b) currencies	5,837,729	38,451,663	-	4,294,372	39,114,553	-
- currencies against currencies	*3,398,222*	*1,807,388*	-	*4,284,372*	*1,171,598*	-
- purchases against euro	*1,912,671*	*16,300,919*	-	*10,000*	*17,714,743*	-
- sales against euro	*526,836*	*20,343,356*	-	-	*20,228,212*	-
c) other items of value	-	-	-	-	-	-
- purchases	-	-	-	-	-	-
- sales	-	-	-	-	-	-
3.2 Without exchange of principal	114,882,892	1,945,917,278	3,558,296	105,690,543	1,847,815,512	4,019,178
a) Currencies	657,970	5,034,785	34,075	209,332	3,764,098	119,826
- currencies against currencies	*623,895*	-	-	*89,506*	-	-
- purchases against euro	*4,521*	*2,479,181*	*29,554*	*118,646*	*1,891,604*	*1,180*
- sales against euro	*29,554*	*2,555,604*	*4,521*	*1,180*	*1,872,494*	*118,646*
b) Other assets	114,224,922	1,940,882,493	3,524,221	105,481,211	1,844,051,414	3,899,352
- purchases	*54,169,645*	*985,369,121*	*138,549*	*44,543,909*	*912,453,693*	*108,652*
- sales	*60,055,277*	*955,513,372*	*3,385,672*	*60,937,302*	*931,597,721*	*3,790,700*
Total	**159,549,938**	**2,034,599,973**	**9,358,385**	**148,522,856**	**1,922,998,296**	**7,436,668**

Currency trades and derivative contracts have not been eliminated from intra-group dealings, as this would have been excessively burdensome.

30.06.2003 Restated			30.06.2003 Historical		
HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
30,654,666	**37,906,473**	**3,999**	**30,654,666**	**37,906,473**	**3,999**
-	13,277,980	3,999	-	13,277,980	3,999
-	*5,798,403*	*3,999*	-	*5,798,403*	*3,999*
-	*7,479,577*	-	-	*7,479,577*	-
30,654,666	24,628,493	-	30,654,666	24,628,493	-
7,005,566	*1,839,790*	-	*7,005,566*	*1,839,790*	-
20,889,477	*11,481,517*	-	*20,889,477*	*11,481,517*	-
2,759,623	*11,307,186*	-	*2,759,623*	*11,307,186*	-
526,358	**8,075,453**	**4,601,126**	**526,358**	**8,075,453**	**4,601,126**
526,358	*3,807,500*	*1,015,556*	*526,358*	*3,807,500*	*1,015,556*
-	*4,267,953*	*3,585,570*	-	*4,267,953*	*3,585,570*
90,130,140	**1,613,621,131**	**4,023,967**	**90,130,140**	**1,613,621,131**	**4,023,967**
1,145,796	50,337,106	428	1,145,796	50,337,106	428
830,384	4,945,686	-	830,384	4,945,686	-
-	*2,271,306*	-	-	*2,271,306*	-
830,384	*2,674,380*	-	*830,384*	*2,674,380*	-
315,412	45,347,954	-	315,412	45,347,954	-
225,664	*1,300,270*	-	*225,664*	*1,300,270*	-
10,000	*21,674,567*	-	*10,000*	*21,674,567*	-
79,748	*22,373,117*	-	*79,748*	*22,373,117*	-
-	43,466	428	-	43,466	428
-	*128*	-	-	*128*	-
-	*43,338*	*428*	-	*43,338*	*428*
88,984,344	1,563,284,025	4,023,539	88,984,344	1,563,284,025	4,023,539
69,510	176,158	63,872	69,510	176,158	63,872
-	*2,916*	-	-	*2,916*	-
15,334	*69,119*	*51,357*	*15,334*	*69,119*	*51,357*
54,176	*104,123*	*12,515*	*54,176*	*104,123*	*12,515*
88,914,834	1,563,107,867	3,959,667	88,914,834	1,563,107,867	3,959,667
38,510,295	*756,362,348*	*138,411*	*38,510,295*	*756,362,348*	*138,411*
50,404,539	*806,745,519*	*3,821,256*	*50,404,539*	*806,745,519*	*3,821,256*
121,311,164	**1,659,603,057**	**8,629,092**	**121,311,164**	**1,659,603,057**	**8,629,092**

16. Asset and liability positions with affiliated companies

	ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES			ASSET AND LIABILITY POSITIONS WITH AFFILIATED COMPANIES (OTHER THAN GROUP COMPANIES)		
	AMOUNTS AS AT			AMOUNTS AS AT		
	30.06.2004	31.12.2003	30.06.2003	30.06.2004	31.12.2003	30.06.2003
a) Assets						
1. Loans to banks	-	-	-	2,072,240	3,088,222	2,899,108
of which: subordinated portion	-	-	-	-	-	-
2. Loans to financial institutions	-	-	16,312	739,406	1,621,780	1,850,230
of which: subordinated portion	-	-	-	*5,073*	*5,603*	*5,603*
3. Loans to other customers	155,198	119,234	124,520	906,784	678,010	978,396
of which: subordinated portion	-	-	-	-	-	-
4. Bonds and other debt securities	-	-	-	441,380	457,733	75,691
of which: subordinated portion	-	-	-	*9,179*	*10,738*	*5,229*
Total Assets	**155,198**	**119,234**	**140,832**	**4,159,810**	**5,845,745**	**5,803,425**
b) Liabilities						
1. Due to banks	-	-	-	6,565,604	6,468,608	3,574,699
2. Due to financial institutions	2,975	13,182	14,600	165,314	239,133	678,864
3. Due to other customers	125,754	42,252	127,266	454,403	403,534	318,480
4. Securities in issue	-	-	-	-	1,160	-
5. Subordinated debt	-	-	-	-	-	-
Total Liabilities	**128,729**	**55,434**	**141,866**	**7,185,321**	**7,112,435**	**4,572,043**
c) Guarantees and commitments						
1. Guarantees given	2,564	8,876	8,927	240,498	267,803	391,263
2. Commitments	17,230	14,824	4,991	1,569,877	185,779	777,688
Total Guarantees and Commitments	**19,794**	**23,700**	**13,918**	**1,810,375**	**453,582**	**1,168,951**

ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES				
NAME	**ASSETS**	**LIABILITIES**	**GUARANTEES**	**COMMITMENTS**
1) Transactions with banks				
	-	-	-	-
2) Transactions with financial institutions				
Auges S.p.A. (in liquidation)		29		
Pekao Financial Services Sp Zo.o		994		221
Sviluppo Nord Ovest S.G.R.p.A.		1,419		
TradingLab Inc			102	
Ventura Finance S.p.A.		533		
	-	**2,975**	**102**	**221**
3) Transactions with other companies				
Pekao Access Sp.Zo.o		127		
Broker Credit S.p.A.	2	2,523		
Centar Gradski Podrum d.o.o.	3,427	69		
Central Kaptol d.o.o.	24,226	191		1,792
Centrum Kart S.A.		2,518		
CONRIT Servizi S.r.l.		12		
Employee Benefits S.p.A.		3,872		
Fabryka Maszyn Sp.Zo.o. (formerly HSW FMJ Sp.zo.o.)	707			
I-Faber S.p.A.		1,744	611	
Istraturist Umag Hotelijerstvo I Turiza	12,038	6,391	738	4,111
Lipa d.d.		189		
Locat Rent S.p.A.	86,445	41	85	
Marketing Zagrebacke Bamke d.o.o.		71		15
Pekao Development SP. Z.o.o.	21,303	2,905		11,091
Polonit Sp.zo.o	107			
RI.PO. S.r.l.	6,000	1,273	1,000	
S.T.T. S.p.a		4,872		
TLX S.p.A.		2,167	28	
Trinity Management Sp. zo.o		1,634		
UniCredit Energia S.C.R.L.		8		
UniCredit Private Wealth Advisory S.r.l.		67		
UniCreditAssicura S.r.l.	943	91,701		
UNI IT S.r.l.		440		
XAA Agenzia Assicurativa S.p.A.		2,602		
Zane BH d.o.o.		115		
Zaba Turizam d.o.o.		222		
	155,198	**125,754**	**2,462**	**17,009**
4) Bonds and other debt securities				
	-	-	-	-
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	-	-	-
Total	**155,198**	**128,729**	**2,564**	**17,230**

ASSET AND LIABILITY POSITIONS WITH COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	5,398	17,055		96
Cassa di Risparmio di Bra S.p.A.	29,264	5,422	50	226
Cassa di Risparmio di Fossano S.p.A.	7,620	3,908	498	108
Cassa di Risparmio di Saluzzo S.p.A.	24,216	2,305	104	20
	66,498	**28,690**	**652**	**450**
2) Transactions with financial institutions				
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim		133		5
Allianz Zb d.o.o. Drustvo Za Upravljanje Obvznim		199		51
Cassa di Liquidazione e Garanzia S.p.A.		1,508		
Consortium Srl	386,934	16		8,887
Krajowa Izba Rozliczeniowa S.A.		160		
Liseuro S.p.A.	4,316			
Società Friulana Esazioni Tributi S.F.E.T.S.p.A.		370		
	391,250	**2,386**	**-**	**8,943**
3) Transactions with other companies				
Allianz Zagreb Dionicko Drustvo Za Osiguranje	1	5,387		75
ARGENTEA S.p.A.	249	196	62	
AUTOSTRADA BS-VR-VI-PD S.p.A.		2,926		
Commercial Union Vita S.p.A.		55,232		
CONSORZIO CA.RI.CE.SE.	850			
CreditRAS Assicurazioni S.p.A.		1,434	300	
CreditRas Vita S.p.A.	7,732	34,054		
Fabryka Sprzetu Okretowego		8		
Grifo Insurance Brokers S.r.l.		354		
Grupa Inwestycyjna Nywing S.A.	9,895	7		
Hotel Jean IIISobieski Sp.zo.o	10,480	341		
Immobiliare Lombarda S.p.A.	48,443	200	2,474	
Iniziative Urbane S.p.A.	11,671	121	634	1,966
Selezione Terza S.r.l	44,350	892	1,049	
Serin S.r.l.		18		
Tomtex S.A.		20		
	133,671	**101,190**	**4,519**	**2,041**
4) Bonds and other debt securities	-	-	-	-
5) Securities in issue	-	-	-	-
6) Subordinated debt	-	-	-	-
Total	**591,419**	**132,266**	**5,171**	**11,434**

17. Segregated accounts

	AMOUNTS AS AT			
	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
Securities managed on behalf of customers at market value	**46,028,732**	43,889,491	42,579,568	42,579,568

18. Regulatory capital and prudential requirements

In accordance with Banca d'Italia instructions concerning transparency of information, below is the composition of capital for regulatory purposes and details on prudential requirements, the final figures of which will be sent to the Regulatory Body following approval of the present accounts:

	AMOUNTS AS AT		
CAPITAL FOR REGULATORY PURPOSES	**30.06.2004**	**31.12.2003**	**30.06.2003**
A. Capital for regulatory purposes			
A.1 Tier 1 capital	11,777,213	11,076,541	11,136,899
A.2 Tier 2 capital	4,936,432	4,973,528	5,174,349
A.3 Items to be deducted	412,519	409,098	441,740
A.4 Capital for regulatory purposes	16,301,126	15,640,971	15,869,508
B. Prudential regulatory requirements ***			
B.1 Credit risks	10,704,954	10,436,749	9,773,272
B.2 Market risks	927,575	1,094,614	1,613,739
of which:			
- Trading portfolio risks	*766,431*	*779,086*	*1,408,836*
- Exchange risks	*123,489*	*246,651*	*203,594*
B.3 Tier 3 subordinated bonds	599,698	599,844	599,702
B.4 Other prudential requirements	156,710	153,781	151,832
B.5 Total prudential requirements	11,789,239	11,685,144	11,538,843
C. Risk assets and regulatory ratios			
C.1 Risk-weighted assets **	147,365,488	146,064,300	144,235,538
C.2 Tier 1 capital/risk-weighted assets	7.99%	7.58%	7.72%
C.3 Capital for regulatory purposes/risk-weighted assets	11.47%	11.12%	11.42%

Notes: ** Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.
*** Data for the period are estimates.

PART D - NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

1. Composition of Interest

1.1 INTEREST INCOME AND SIMILAR REVENUES (ITEM 10 OF PROFIT AND LOSS ACCOUNT)	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
a) On loans to banks	316,411	420,619	420,550	741,512	741,154
of which: on loans to central banks	*40,958*	*43,265*	*43,265*	*77,421*	*77,421*
b) On loans to customers	3,429,617	3,468,920	3,496,566	6,651,529	6,703,622
c) On debt securities	760,012	949,317	948,729	2,001,365	1,999,663
d) Other interest income	27,053	11,220	11,092	96,907	96,871
e) Positive balances of hedging transaction differentials	-	-	-	-	-
Total	**4,533,093**	**4,850,076**	**4,876,937**	**9,491,313**	**9,541,310**

1.2 INTEREST EXPENSE AND SIMILAR CHARGES (ITEM 20 OF PROFIT AND LOSS ACCOUNT)	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
a) On amounts due to banks	556,446	537,324	537,323	1,060,360	1,060,357
b) On amounts due to customers	656,245	789,333	789,333	1,427,753	1,427,753
c) On securities in issue	431,066	437,709	437,709	827,537	827,537
of which: certificates of deposit	*193,345*	*187,050*	*187,050*	*377,797*	*260,503*
d) On deposits received in administration	445	120	120	681	681
e) On subordinated debt	151,992	182,355	182,355	331,846	331,846
f) Negative balances of hedging transaction differentials	337,785	459,917	459,917	1,098,634	1,098,634
Total	**2,133,979**	**2,406,758**	**2,406,757**	**4,746,811**	**4,746,808**

2. Details of Interest

	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
Interest income and similar revenues on assets in foreign currencies	887,082	1,174,550	1,174,550	1,752,942	1,752,942
Interest expense and similar charges on liabilities in foreign currencies	555,459	759,165	759,165	1,074,118	1,074,118

3. Commission

3.1 ITEM 40 "COMMISSION INCOME"

	FIRST HALF			FULL YEAR	
	2004	**2003 Restated**	**2003 Historical**	**2003 Restated**	**2003 Historical**
a) Guarantees given	**71,665**	**55,401**	**55,401**	**111,788**	**111,788**
b) Credit derivatives	**430**	**728**	**728**	**1,965**	**1,965**
c) Administration brokerage and consultancy services:	**1,146,029**	**1,195,025**	**1,166,944**	**2,369,576**	**2,312,117**
1. Security dealing	24,807	21,615	21,615	43,684	43,684
2. Currency dealing	37,355	37,335	37,335	73,786	73,786
3. Segregated accounts:	633,322	573,075	551,558	1,136,967	1,133,445
3.1. Individual	*83,893*	*67,482*	*65,096*	*137,657*	*133,847*
3.2. Collective	*549,429*	*505,593*	*486,462*	*999,310*	*999,598*
4. Custody and administration of securities	27,857	30,690	32,600	61,710	61,710
5. Depository bank	12,566	11,353	11,353	23,518	23,518
6. Placement of securities	174,872	219,958	215,770	479,593	434,326
7. Acceptance of trading instructions	55,088	51,256	51,256	108,524	108,524
8. Consultancy activities	1,388	1,439	1,456	2,014	2,014
9. Distribution of third party services:	178,774	248,304	244,001	439,780	431,110
9.1. Segregated accounts:	*14,555*	*6,006*	*4,143*	*15,781*	*11,870*
a) Individual	*1,343*	*3,432*	*1,569*	*6,462*	*2,551*
b) Collective	*13,212*	*2,574*	*2,574*	*9,319*	*9,319*
9.2. Insurance products	*154,093*	*236,424*	*234,053*	*407,968*	*403,143*
9.3. Other products	*10,126*	*5,874*	*5,805*	*16,031*	*16,097*
d) Collection and payment services	**286,421**	**285,769**	**285,769**	**577,014**	**577,014**
e) Servicing for securitisation ransactions	**7,908**	**8,193**	**8,193**	**18,199**	**18,199**
f) Tax collection services	**65,904**	**66,775**	**66,775**	**133,268**	**133,268**
g) Other services	**348,936**	**362,191**	**369,894**	**689,468**	**723,392**
of which: - Loans made	*265,482*	*264,526*	*264,526*	*508,129*	*508,129*
- Securities services	*4,665*	*3,541*	*3,541*	*8,654*	*8,654*
- Rental of safe deposit boxes	*4,273*	*3,757*	*3,757*	*8,178*	*8,178*
- Refunds and sundry recoveries	*7,492*	*7,730*	*7,436*	*14,357*	*14,357*
- Foreign transactions and services	*7,949*	*8,928*	*8,928*	*17,686*	*17,686*
- Other	*59,075*	*73,709*	*81,706*	*132,464*	*166,388*
Total	**1,927,293**	**1,974,082**	**1,953,704**	**3,901,278**	**3,877,743**

3.1.1 Details of Item 40 "Commission income": "Distribution channels for products and services"

	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
At the Group's branches:	**326,062**	**451,852**	**451,852**	**1,136,563**	**1,136,563**
1. Segregated accounts	81,558	58,032	58,032	442,375	442,375
2. Placement of securities	91,066	168,038	168,038	305,289	305,289
3. Third party services and products	153,438	225,782	225,782	388,899	388,899
Off-site distribution:	**660,906**	**589,485**	**559,477**	**919,777**	**862,318**
1. Segregated accounts	551,764	515,043	493,526	694,592	691,070
2. Placement of securities	83,806	51,920	47,732	174,304	129,037
3. Third party services and products	25,336	22,522	18,219	50,881	42,211
	986,968	**1,041,337**	**1,011,329**	**2,056,340**	**1,998,881**

3.2 ITEM 50 "COMMISSION EXPENSE"

	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
a) Guarantees received	**5,086**	**2,727**	**2,727**	**6,787**	**6,787**
b) Credit derivatives	**2,618**	**2,507**	**2,507**	**5,639**	**5,639**
c) Administration and brokerage services:	**111,477**	**146,176**	**126,709**	**233,458**	**200,671**
1. Security dealing	7,618	5,465	5,465	11,816	11,816
2. Currency dealing	1,282	1,052	1,052	1,973	1,973
3. Segregated accounts:	5,931	7,806	7,032	15,456	13,750
3.1. Group portfolio	*148*	*3,070*	*3,070*	*304*	*304*
3.2. Third party portfolio	*5,783*	*4,736*	*3,962*	*15,152*	*13,446*
4. Custody and administration of securities	3,623	4,524	4,524	6,498	6,498
5. Placement of securities	53,201	85,208	51,492	112,908	110,506
6. Off-site distribution of securities, products and services	39,822	42,121	57,144	84,807	56,128
d) Collection and payment services	**69,099**	**71,323**	**71,323**	**144,774**	**144,774**
e) Other services	**86,550**	**131,107**	**131,107**	**203,716**	**203,715**
of which: - Loans received	*23,207*	*39,087*	*39,087*	*39,879*	*39,879*
- Securities services	*4,308*	*2,347*	*2,347*	*8,233*	*8,232*
- Rental of safe deposit boxes	*7*	*-*	*-*	*8*	*8*
- Foreign transactions and services	*655*	*2,206*	*2,206*	*4,217*	*4,217*
- Insurance products	*30*	*-*	*-*	*12*	*12*
- Other	*58,343*	*87,467*	*87,467*	*151,367*	*151,367*
Total	**274,830**	**353,840**	**334,373**	**594,374**	**561,586**

4. Composition of "Trading Profits/Losses" in the profit and loss account

	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
Securities transactions	170,002	163,535	163,591	164,754	164,835
Currency transactions	94,305	137,217	137,217	254,932	254,932
Other	323,028	484,030	484,054	867,770	867,770
Total	**587,335**	**784,782**	**784,862**	**1,287,456**	**1,287,537**

Details of the composition of the overall figure as at 1 September 2004 are as follows

ITEMS/TRANSACTIONS	SECURITIES TRANSACTIONS	FOREX TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1 Revaluations	782,524	xxx	27,654,393	28,436,917
A.2 Writedowns	-795,196	xxx	-27,212,194	-28,007,390
B. Other profits/losses	182,674	94,305	-119,171	157,808
Totals	**170,002**	**94,305**	**323,028**	**587,335**
1. Government securities	20,589			
2. Other debt securities	26,598			
3. Equity securities	29,102			
4. Derivative contracts on securities	93,713			

Note: xxx - data not to be shown.

5. Composition of "Administrative costs"

	FIRST HALF 2004	FIRST HALF 2003 Restated	FIRST HALF 2003 Historical	FULL YEAR 2003 Restated	FULL YEAR 2003 Historical
a) Payroll costs:					
- Wages and salaries	1,198,836	1,163,497	1,183,138	2,328,787	2,367,316
- Social security contributions	312,092	299,647	304,307	603,934	613,612
- Severance pay	74,611	72,076	71,602	142,736	141,962
- Pensions and similar benefits	47,390	46,960	46,879	97,169	97,115
- Other	55,878	57,528	33,213	107,327	60,805
a)	**1,688,807**	**1,639,708**	**1,639,139**	**3,279,953**	**3,280,810**
b) ther administrative expenses:					
- Indirect taxes and duties	127,636	128,284	127,279	268,278	268,073
- Miscellaneous costs and expenses	886,947	852,512	834,566	1,704,058	1,667,661
b)	**1,014,583**	**980,796**	**961,845**	**1,972,336**	**1,935,734**
Total (a+b)	**2,703,390**	**2,620,504**	**2,600,984**	**5,252,289**	**5,216,544**

Miscellaneous costs and expenses:

External consultants	**75,104**	**77,338**	**78,359**	**145,032**	**145,234**
Insurance	**23,378**	**25,192**	**27,132**	**41,513**	**45,585**
Advertising	**54,314**	**61,965**	**61,121**	**140,333**	**138,486**
Security	**32,763**	**33,410**	**33,410**	**68,554**	**68,362**
- Internal and external surveillance of premises	*16,566*	*18,237*	*18,237*	*35,372*	*35,197*
- Transport of valuables and documents	*16,197*	*15,173*	*15,173*	*33,182*	*33,165*
Various third-party services	**129,801**	**127,016**	**136,664**	**233,612**	**254,656**
Expenses relating to premises	**179,384**	**174,250**	**171,838**	**342,131**	**337,868**
- Rentals	*115,177*	*103,692*	*101,280*	*213,966*	*210,662*
- Maintenance of premises	*14,173*	*19,743*	*19,743*	*28,683*	*27,724*
- Cleaning of premises	*18,029*	*17,197*	*17,197*	*34,672*	*34,672*
- Utilities	*32,005*	*33,618*	*33,618*	*64,810*	*64,810*
Maintenance and lease rentals for furniture machinery and equipment	**106,737**	**90,666**	**89,450**	**202,068**	**199,547**
- Repair and maintenance of furniture, machinery and equipment	*45,850*	*35,798*	*34,778*	*87,279*	*85,690*
- Lease of electronic equipment and software	*60,887*	*54,868*	*54,672*	*114,789*	*113,857*
Postal, telecom and office supplies	**138,872**	**121,657**	**120,494**	**260,208**	**258,618**
- Postage, telephone, telegraph and telex	*112,369*	*93,465*	*92,558*	*201,422*	*200,033*
- Printing and stationery	*21,336*	*22,018*	*21,854*	*47,416*	*47,215*
- Various office supplies	*5,167*	*6,174*	*6,082*	*11,370*	*11,370*
Travel expense including hire	**38,371**	**34,532**	**34,267**	**68,782**	**68,590**
- Travel expenses	*31,382*	*25,737*	*25,524*	*53,639*	*53,498*
- Various hire charges	*6,989*	*8,795*	*8,743*	*15,143*	*15,092*
Credit information and searches	**8,976**	**7,680**	**7,680**	**15,863**	**15,863**
Other	**99,247**	**98,806**	**74,151**	**185,962**	**134,852**
- Remuneration and fees paid to directors and statutory auditors	*9,606*	*8,571*	*8,365*	*18,922*	*18,681*
- Donations	*3,654*	*2,063*	*2,063*	*5,069*	*5,069*
- Other	*85,987*	*88,172*	*63,723*	*161,971*	*111,102*
Total	**886,947**	**852,512**	**834,566**	**1,704,058**	**1,667,661**

6. Extraordinary income (charges)

6.1 ITEM 190 "EXTRAORDINARY INCOME"

	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
Profits on disposal of:	**13,578**	**55,049**	**55,049**	**165,273**	**165,253**
- property	1,900	4,140	4,140	94,065	94,065
- investment securities	5,366	11,629	11,629	21,626	21,626
- equity investments	5,403	35,205	35,205	37,488	37,488
- other assets	908	4,075	4,075	11,976	11,956
- equity investments fully consolidated	1	-	-	118	118
Contingent gains and reversal of liabilities:	**174,773**	**132,552**	**132,354**	**282,313**	**282,826**
- surpluses from provisions from prior periods	114,930	57,676	57,578	96,432	96,432
- reversal of liabilities due to write-offs	10,819	11,300	11,300	48,083	48,083
- recoveries of assets written off	1,074	347	347	1,100	1,100
- deferred taxes related to prior periods	13,355	3,049	3,049	60,249	60,249
- miscellaneous	34,595	60,180	60,080	76,449	76,962
Total	**188,351**	**187,601**	**187,403**	**447,586**	**448,079**

6.2 ITEM 200 "EXTRAORDINARY CHARGES"

	FIRST HALF			FULL YEAR	
	2004	2003 Restated	2003 Historical	2003 Restated	2003 Historical
Losses on disposal of:	**1,108**	**7,876**	**7,876**	**18,805**	**18,805**
- property	287	396	396	1,588	1,588
- investment securities	29	3,364	3,364	8,198	8,198
- equity investments	63	3,500	3,500	6,978	6,978
- other financial fixed assets	-	-	-	2	2
- other assets	729	616	616	2,039	2,039
Other contingent losses and reversal of assets:	**85,044**	**110,723**	**109,979**	**213,694**	**214,675**
- payroll costs due to separation bonuses	17,152	12,099	12,099	31,130	31,130
- deferred taxes related to prior periods	10,607	35,559	35,559	40,661	40,661
- miscellaneous	57,285	63,065	62,321	141,903	142,884
Total	**86,152**	**118,599**	**117,855**	**232,499**	**233,480**

PART E - OTHER INFORMATION

1. Average number of employees

2. Number of branches

Specific reserves

Sub-item 80 d) Reserves for risks and charges: "other reserves"

Part E - Other Information

1. Average number of employees

	30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
Average number of employees	69,156	69,100	69,160	68,857

The number of employees indicated above is the mean of the number of employees at the end of the current and prior periods.

2. Number of branches

		30.06.2004	31.12.2003 Historical	30.06.2003 Restated	30.06.2003 Historical
Bank branches:					
Domestic banks					
units operating in Italy		3,231	3,263	3,248	3,248
units operating abroad		8	9	9	9
Total	**a)**	**3,239**	**3,272**	**3,257**	**3,257**
Foreign banks					
Pekao Group		788	801	820	820
Zagrebacka Group		195	193	186	186
Other banks		314	297	283	283
Total	**b)**	**1,297**	**1,291**	**1,289**	**1,289**
Total (a+b)		**4,536**	**4,563**	**4,546**	**4,546**

SPECIFIC RESERVES		
ITEM		AMOUNTS AS AT 30.06.2004
70.	**Reserve for employee severance pay**	**1,027,389**
80.	**Reserves for risks and charges**	
	a) Reserve for pensions and similar obligations	512,494
	b) Taxation reserve	845,270
	c) Consolidation reserve for future risks and charges	3,886
	d) other reserves	1,068,071
		2,429,721
Total		**3,457,110**

SUB-ITEM 80 D) RESERVES FOR RISKS AND CHARGES: "OTHER RESERVES"	
	AMOUNTS AS AT 30.06.2004
Reserves for writedowns of guarantees given and commitments	**65,334**
Other reserves for risks and charges	
projected outlays for personnel-related disputes and charges	247,964
projected outlays to cover accidents being investigated	52,991
options and guarantees for transactions involving equity investments sold	50,811
pending voidable preferences and other legal actions	263,295
benefits under Articles 22-23 of Legislative Decree 153/99	249,909
Other	137,767
	1,002,737
Total	**1,068,071**

PART F - SCOPE OF CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated report on operations provides combined coverage of the balance sheet, financial condition and operating results as at 30 June 2004 of the UniCredito Italiano Banking Group (Register of Banking Groups, Code No. 3135.1), which includes the Parent Company, companies in which the Parent Company holds a majority of voting rights either directly or indirectly, and companies that are controlled pursuant to provisions of bylaws and shareholder agreements (dominant influence), which operate in the banking and financial sectors, or which carry out, as their exclusive or main business, an activity that is complementary to that of the Group companies.

Consolidation is on a line-by-line basis for the accounts of the Parent Company and those companies belonging to the Bank Group, with the exception of:

- companies not operating as at 30.06.2004 (valued using the equity method):
  TradingLab Inc., Sviluppo Nord-Ovest S.G.R.p.A., Zivnostenska Finance B.V..
- companies in liquidation (*carried at cost*):
  Auges S.p.A. SIM, Agroinvest FPS a.s.
- companies which, due to their size, are considered irrelevant for the purposes of the clarity of the accounts pursuant to paragraph 1 of Article 29 of Legislative Decree 87/92 (*valued using the equity method*):
  UniCredit Private Wealth Advisory S.r.l. (ex UniCredit Consulting S.r.l.), Uni IT S.r.l., Ventura Finance S.p.A., Pekao Financial Services Sp. Zo.o., Trinity Management Sp. Zo.o,. Pekao Access Sp.Zo.o., Central Poland Fund Llc, Marketing Zagrebacke Banke d.o.o., Upi Poslovni System d.o.o., Zane BH d.o.o., Centrum Kart S.A.,

The proportional consolidation method was used for the accounts of the Koç Finansal Hizmetler Ltd. Group, for Orbit Asset Management Limited which belongs to Pioneer Group and for IKB CorporateLab.

The following equity investments are also included in the scope of consolidation:

- those companies under direct and/or indirect or joint control, which engage in businesses other than banking, financial, or ancillary operations;
- those companies in which the direct and/or indirect stake held is between 20 and 50 percent.

These companies are valued using the equity method.
Companies subject to significant influence but small in size, those to be sold or those not operating, which are valued at cost, are excluded from consolidation.

For the complete list of significant equity investments indicating the respective consolidation methods, see the table "Significant Equity Investments". The list below provides an overview of Group companies:

1. INVESTMENTS CONSOLIDATED USING THE LINE-BY-LINE METHOD

Domestic Credit Institutions

UniCredito Italiano S.p.A.
UniCredit Banca S.p.A.
UniCredit Banca d'Impresa S.p.A.
UniCredit Private Banking S.p.A.
UniCredit Banca Mobiliare S.p.A.
Banca dell'Umbria 1462 S.p.A.
Cassa di Risparmio di Carpi S.p.A.
TradingLab Banca S.p.A.
UniCredit Banca Mediocredito S.p.A.
UniCredito Gestione Crediti S.p.A.
UniCredit Banca per la Casa S.p.A.
UniCredit Xelion Banca S.p.A.
UniCredit Clarima Banca S.p.A.
(formerly Clarima Banca S.p.A.)

Domestic Financial Companies

Cordusio Società Fiduciaria per Azioni
CreditRas Previdenza S.p.A. I.M.
Locat S.p.A.
UniCredit Factoring S.p.A.
Uniriscossioni S.p.A.
Fida Sim S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
UniCredit Private Asset Management S.G.R.p.A.
Bac Fiduciaria S.p.A.
Banca Agricola Commerciale della Repubblica di San Marino S.A.
Grifofactor S.p.A.
S+R Investimenti e Gestioni S.G.R.p.A.
Quercia Funding S.r.l.
Sviluppo Finanziaria S.p.A.
(formerly Ing Sviluppo Finanziaria S.p.A.)
Pixel Investment Management S.G.R.p.A.
(formerly Ing Investment Management Italia S.G.R. S.p.A.)
Sviluppo Fiduciaria SIM S.p.A.
(formerly Ing Sviluppo Fiduciaria SIM S.p.A.)
Sviluppo Investimenti SIM S.p.A
(formerly Ing Sviluppo Investimenti SIM S.p.A.)

Domestic Ancillary Companies

Quercia Software S.p.A.
Trivimm S.r.l.
UniCredit Produzioni Accentrate S.p.A.
UniCredit Servizi Informativi S.p.A.
Cordusio Immobiliare S.p.A.
UniCredit Real Estate S.p.A.
UniCredit Audit S.p.A.

Non-domestic Credit Institutions

Banque Monegasque de Gestion S.A.
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
Bulbank A.D.
Unibanka A.S.
Zivnostenska Banka A.S.
UniCredit Romania S.A.

Non-domestic Financial Companies

Tyrerescom Ltd
UniCredit Delaware Inc.
Cariverona Ireland Plc
CR Trieste Ireland Ltd
UniCredit Leasing Romania S.A.
(formerly Demir Romlease S.A.)
Demir Securities Romania S.A.
Xelion Doradcy Finansowi Sp.Zo.o.
Euro Capital Structures Ltd.
Locat Leasing Croatia D.o.o.
UniCredit Leasing Bulgaria EAD
(formerly Unileasing OOD)
Unileasing Auto EOOD
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

Pekao Group

Bank Pekao S.A.
Bank Pekao (Ukraina) Ltd
Centralny Dom Maklerski Pekao S.A.

Drukbank Sp.z.o.o.
Leasing Fabryczny Sp.Zo.o.
Pekao Faktoring Sp.Zo.o.
Pekao Fundusz Kapitalowy Sp. Zo.o.
Pekao Leasing Sp.Zo.o.
Pekao Pioneer PTE S.A.
Pekao Uslugi Korporacyjne S.A.

Pioneer Group
Pioneer Global Asset Management S.p.A.
Pioneer Investment Management S.G.R. p.A.
Pioneer Alternative Investment Management S.G.R.p.A
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh
Pioneer Global Investments Ltd
Pioneer Asset Management S.A.
Pioneer Investment Management Ltd.
Pioneer Pekao Investment Management S.A.
Pioneer Pekao TFI S.A.
Pioneer Investment Management USA Inc.
Pioneer Czech Financial Company Sro
Pioneer Czech Investment Company A.S.
Pioneer Investment Management Inc.
Pioneer Funds Distributor Inc.
Pioneer Global Funds Distributor Inc.
Pioneer Investment Management Shareholder Services Inc.
Pioneer Alternative Investments Management (Bermuda) Ltd
KI7(7) Limited
Pioneer Alternative Investments UK Ltd
Pioneer Alternative Investments (New York) Ltd
Pioneer Global Investments (HK) Ltd
Pioneer Global Investments (Australia) PTY Ltd
Pioneer Alternative Investments (Israel) Ltd
Zb - Asset Management A.S.
Zb - Trust Investicni Spolecnost A.S.

Zagebracka Group
Zagrebacka Banka d.d.
Prva Stambena Stedionica d.d.
Universal Banka d.d.
Varazdinska Banka d.d.
Zagrebacka Banka BH d.d. (now UniCredit Zagrebacka Banka D.D.)
ZB Invest d.o.o.
Pominvest d.d.
Zagreb Nekretnine d.o.o.

2. INVESTMENTS CONSOLIDATED USING THE PROPORTIONAL METHOD

IKB CorporateLab S.A.

Pioneer Group
Orbit Asset Management Limited

Koç Group
Koç Finansal Hizmetler A.S.
KoçBank A.S.
KoçLease - Koç Finansal Kiralama A.S.
KoçFaktor - Koç Faktoring Hizmetleri A.S.
Koç Yatirim Menkul Degerler A.S.
KoçBank Nederland N.V.
Stichting Custody Service KBN
Koç Portfoy Yonetim A.S.
KoçBank (Azerbaijan) Ltd

3. INVESTMENTS CONSOLIDATED USING THE EQUITY METHOD

UniCredit Broker S.p.A.
Commercial Union Vita S.p.A.
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Fidia Fondo Interbancario d'Investimento Azionario S.G.R.p.A.
Selezione Terza S.r.l.
S.T.T. S.p.A.

UniCredit Assicura S.r.l.
UniCredit Private Wealth Advisory S.r.l. (formerly UniCredit Consulting S.r.l.)
UniCredit Energia S.c.r.l. (in liquidation)
Banca Cassa di Risparmio di Savigliano S.p.A.
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.
Liseuro S.p.A.
Società Friulana Esazione Tributi - S.F.E.T. S.p.A.
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.
Agrocons Centrum A.S. (in liquidation)
Grifo Insurance Brokers S.r.l.
Immobiliare Lombarda S.p.A.
XAA Agenzia Assicurativa S.p.A. (formerly Ing Agenzia Assicurativa S.p.A.)
Employee Benefits S.p.A. (formerly Ing Employee Benefits S.p.A.)
Locat Rent S.p.A.
Ventura Finance S.p.A.
TradingLab Inc.
I-Faber S.p.A.
TLX S.p.A.
E2E Infotech Ltd
Sviluppo Nord-Ovest S.G.R.p.A.
Synesis Finanziaria S.p.A.
Uni IT S.r.l.
Zivnostenska Finance B.V.

Pekao Group
Anica System S.A.
BDK Consulting Ltd
Pekao Development Sp.Zo.o.
Pekao Financial Services Sp.Zo.o.
Trinity Management Sp.Zo.o.
Jupiter NFI S.A.
Pekao Access Sp. Zo.o.
Central Poland Fund LLC
Grupa Inwestycyjna Nywing S.A.
Hotel Jan III Sobieski Sp.Zo.o.
Krajowa Izba Rozliczeniowa S.A.
Fabryka Maszyn Sp.Zo.o.
Fabryka Sprzetu Okretowego "Meblomor" S.A.
Masters S.A.
Polonit Sp.Zo.o.
Tomtex S.A.
Centrum Kart S.A.

Zagrebacka Group
Allianz Zagreb Dionicko Drustvo Za Osiguranje
Allianz Zb d.o.o. Drustvo Za Upravljanje Obveznim Mirovinskim Fondom
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim Mirovinskim Fondom
Centar Gradski Podrum d.o.o.
Centar Kaptol d.o.o.
Istraturist Umag, Hotelijerstvo I Turizam d.d.
Lipa d.d.
Marketing Zagrebacke Banke d.o.o
Zaba Turizam d.o.o.
Zane BH d.o.o.
Upi Poslovni Sistem d.o.o.

Gruppo Koç
Koç Asset Management S.A.

CONSOLIDATION POLICIES AND PRINCIPLES

The accounting policies and principles of consolidation followed are reported below.

Accounts included in consolidation

The accounts of the Parent Company as at 30 June 2004 and of subsidiaries consolidated using the line-by-line method were used for consolidation, as prepared by the appropriate company bodies

prior to the approval of the Group's consolidated half-year accounts by the Board of Directors of UniCredito Italiano S.p.A.

The accounts used for the line-by-line consolidation were appropriately restated and adjusted to take into account consolidation requirements and, where necessary, revised to standardise them to the Group's accounting principles.

The reports of the main subsidiaries consolidated on a line-by-line basis are subject to limited audit by leading auditing firms.

For the purposes of consolidation, accounts prepared using the "financial method" were used for the Group's leasing operations.

Equity investments were valued using the equity method on the basis of the latest available accounts or accounting statements as at 30 June 2004.

Accounts expressed in foreign currencies were converted on the basis of official exchange rates at the end of the year for consolidation using the line-by-line method, proportional and equity methods.

Consolidation of equity investments

The book value of equity investments in subsidiaries included for the first time in consolidation is offset by the corresponding fraction of the shareholders' equity of those companies, and their assets and liabilities are included using the line-by-line or proportional method. The difference resulting from this offset is allocated in the consolidated accounts, where possible, to the asset or liability items of the subsidiary.

Any remaining **negative** difference is posted to the consolidated balance sheet in the item "negative consolidation differences", and any **positive** difference is posted to the consolidated balance sheet in the item "positive consolidation differences", to be amortised over a ten-year period. For those equity investments made and consolidated during the second half of the year, amortisation is calculated as a fraction of the months of ownership out of the total months of the year.

If the negative difference is due to the subsidiary's projected poor future operating performance, it is posted to the "consolidation reserve for future risks and charges", which is posted to the consolidated profit and loss account when, and to the extent that, this projection materialises.

The operating results of companies being included or removed from the scope of consolidation on a line-by-line basis during the period were included in the Group's consolidated net profit in proportion to the percentage and period held; the difference was allocated to minority interests.

Consolidated reserves also include the differences resulting from the conversion of shareholders' equity (at the official period-end exchange rate) expressed in the foreign currencies of the subsidiaries included in consolidation.

For those companies consolidated using the line-by-line or proportional method, consolidation procedures were followed as set out in Circular No. 166 of the Supervisory Authority for the implementation of Legislative Decree 87/92:

- sum of the items of the individual accounts in accordance with the mandatory formats;
- elimination of balance sheet and profit and loss items arising from intra-group transactions, with the exception of trading profits and losses, and income and charges comparable to interest related to "off balance sheet" transactions, and forward currency and security transactions. These items were not eliminated in order to provide a more precise and accurate representation of the group's various operating and financial situations and the related sources of expenses and revenues. However, these transactions were carried out at market prices;
- elimination of dividends collected within the Group and of writedowns and write-backs on consolidated equity investments;
- elimination of the book value of subsidiaries from the accounts of the parent company against the equity of the subsidiaries, taking into account that noted above with regard to consolidation differences and changes;
- posting of minority interests, including negative and positive consolidation and net equity differences resulting from the consolidation of indirect equity investments, in the appropriate liability account, with a separate indication in the profit and loss account of the minority portion of net profit. The minority interest in revaluation reserves and the fund for general banking risks are not subject to this procedure. They are maintained as a separate item with a record of the relevant minority interest.

Changes in the value of the shareholders' equity of subsidiaries corresponding to the stake held and occurring in the years following the first application of the consolidation principles, are posted in balance sheet item 170 d), ("other reserves").

Those **equity investments** over which the parent company exercises significant influence, i.e., those in which the equity investment percentage is greater than 20%, and those subsidiaries not consolidated on a line-by-line basis, are consolidated using the equity method.

If book value exceeds the corresponding fraction of shareholders' equity found upon application of the principle, which is attributed to goodwill, it is posted to the balance sheet asset item "positive net equity differences".

If the book value is found to be lower than the corresponding fraction of shareholders' equity, the difference is posted to the item "negative net equity differences", or, when such difference is the result of the projection of changes in the future operating results of the subsidiary, it is posted to sub-item c) "consolidation reserve for future risks and charges" under the item "reserves for risks and charges".

Changes in the net equity of the subsidiary corresponding to the interest held and occurring in the years following the year in which the accounting principle is first applied, are posted as follows:

- to the extent of the net profit (loss) for the period, in item 170 of the profit and loss account ("Income (loss) from equity investments valued at net equity");
- to the extent of the increase (decrease) in shareholders' equity, in item 170 of the balance sheet ("other reserves").

Significant equity investments as at 30 June 2004

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
A. Companies included in consolidation				
A.1 Line-by-line method				
1) UNICREDITO ITALIANO S.p.A.	Genoa	Parent Company		
2) UNICREDIT BANCA S.p.A.	Bologna	A1.	1	100.00
3) UNICREDIT BANCA D'IMPRESA S.p.A.	Verona	A1.	1	100.00
4) UNICREDIT PRIVATE BANKING S.p.A.	Turin	A1.	1	100.00
5) UNICREDIT BANCA MEDIOCREDITO S.p.A.	Turin	A1.	1	95.93
6) UNICREDIT BANCA MOBILIARE S.p.A	Milan	A1.	1	100.00
7) UNICREDITO GESTIONE CREDITI S.p.A.	Verona	A1.	1	97.81
8) UNICREDIT XELION BANCA S.p.A.	Milan	A1.	1	100.00
9) UNICREDIT BANCA PER LA CASA S.p.A.	Milan	A1.	2	100.00
10) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	A1.	2	96.46
11) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	A1.	2	99.92
12) UNICREDIT CLARIMA BANCA S.p.A. (formerly CLARIMA BANCA S.p.A.)	Milan	A1.	2	100.00
13) TRADINGLAB BANCA S.p.A.	Milan	A1.	6	100.00
14) BANK PEKAO S.A.	Warsaw	A1.	1	53.05
15) BULBANK A.D.	Sofia	A1.	1	85.20
16) UNICREDIT ROMANIA S.A.	Bucharest	A1.	1	99.87
		A1.	49	..
		A1.	57	..
17) UNIBANKA A.S.	Bratislava	A1.	1	77.21
18) UNICREDITO ITALIANO BANK (IRELAND) PLC	Dublin	A1.	1	100.00
19) ZAGREBACKA BANKA D.D.	Zagreb	A1.	1	81.91
20) ZAGREBACKA BANKA BH D.D. (now UNICREDIT ZAGREBACKA BANKA D.D.)	Mostar	A1.	1	8.55
		A1.	19	89.16
		A1.	27	0.08
21) ZIVNOSTENSKA BANKA A.S.	Prague	A1.	1	96.48
22) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	A1.	4	100.00
23) BANK PEKAO (UKRAINA) LTD	Luck	A1.	14	78.55
		A1.	101	21.45
24) PRVA STAMBENA STEDIONICA D.D.	Zagreb	A1.	19	100.00
25) UNICREDIT (SUISSE) BANK S.A.	Lugano	A1.	4	100.00
26) UNIVERSAL BANKA D.D.	Sarajevo	A1.	19	99.67
27) VARAZDINSKA BANKA D.D.	Varazdin	A1.	19	93.80
28) SVILUPPO FINANZIARIA S.p.A. (formerly ING SVILUPPO FINANZIARIA S.p.A.)	Milan	A1.	1	100.00
29) LOCAT S.p.A	Bologna	A1.	1	99.22
30) PIONEER GLOBAL ASSET MANAGEMENT S.p.A	Milan	A1.	1	100.00
31) UNIRISCOSSIONI S.p.A.	Turin	A1.	1	100.00
32) BAC FIDUCIARIA S.p.A.	Dogana Repubblica di San Marino	A1.	56	100.00
33) CORDUSIO Società Fiduciaria per Azioni	Milan	A1.	4	100.00
34) CREDITRAS PREVIDENZA - Società per Azioni di Intermediazione Mobiliare	Milan	A1.	2	50.00

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
35) FIDA SIM S.p.A.	Turin	A1.	1	100.00
36) FRT – FIDUCIARIA RISPARMIO TORINO SIM S.p.A.	Turin	A1.	2	100.00
37) GRIFOFACTOR S.p.A.	Perugia	A1.	46	100.00
38) PIXEL INVESTMENT MANAGEMENT SGRpA (formerly ING INVESTMENT MANAGEMENT S.G.R. S.p.A.)	Milan	A1.	30	100.00
39) SVILUPPO FIDUCIARIA SIM SpA (formerly ING SVILUPPO FIDUCIARIA SIM S.p.A.)	Milan	A1.	28	100.00
40) SVILUPPO INVESTIMENTI SIM SpA (formerly ING SVILUPPO INVESTIMENTI SIM S.p.A.)	Milan	A1.	28	100.00
41) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A	Milan	A1.	30	100.00
42) PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.	Milan	A1.	30	100.00
43) QUERCIA FUNDING S.r.l.	Verona	A1.	3	65.00
44) UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A.	Bologna	A1.	4	100.00
45) S+R INVESTIMENTI E GESTIONI S.g.r.p.A.	Milan	A1.	3	100.00
46) UNICREDIT FACTORING S.p.A.	Milan	A1.	3	100.00
47) CARIVERONA IRELAND Plc.	Dublin	A1.	1	100.00
48) CR TRIESTE IRELAND LTD	Dublin	A1.	1	100.00
49) UNICREDIT LEASING ROMANIA S.A. (formerly DEMIR ROMLEASE S.A.)	Bucharest	A1.	1	100.00
		A1.	16	..
		A1.	21	..
		A1.	29	..
		A1.	57	..
50) TYRERESCOM LTD	Dublin	A1.	1	100.00
51) UNICREDIT DELAWARE Inc.	Dover	A1.	1	100.00
52) UNICREDITO ITALIANO FUNDING LLC I	Dover	A1.	1	100.00
53) UNICREDITO ITALIANO FUNDING LLC II	Dover	A1.	1	100.00
54) UNICREDITO ITALIANO CAPITAL TRUST I	Newark	A1.	1	100.00
55) UNICREDITO ITALIANO CAPITAL TRUST II	Newark	A1.	1	100.00
56) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)	A1.	4	85.35
57) DEMIR SECURITIES ROMANIA S.A.	Bucharest	A1.	16	99.00
58) EURO CAPITAL STRUCTURES LTD	Dublin	A1.	6	100.00
59) LOCAT LEASING CROATIA D.O.O.	Zagreb	A1.	29	100.00
60) PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (BERMUDA) LTD	Bermuda	A1.	30	100.00
61) PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	Raanan, Israel	A1.	30	100.00
62) PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LTD	Melbourne	A1.	30	100.00
63) PIONEER GLOBAL INVESTMENTS (HK) LTD	Hong Kong	A1.	30	100.00
64) KI7(7) LIMITED	London	A1.	30	100.00
65) PIONEER ALTERNATIVE INVESTMENTS (UK) LTD	London	A1.	64	100.00
66) PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	Dover, Delaware	A1.	30	100.00
67) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	Dublin	A1.	30	100.00
68) PIONEER ASSET MANAGEMENT S.A.	Luxembourg	A1.	30	100.00
69) PIONEER INVESTMENT MANAGEMENT LTD	Dublin	A1.	30	100.00
70) PIONEER INVESTMENT MANAGEMENT USA Inc.	Delaware	A1.	30	100.00

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
71) CENTRALNY DOM MAKLERSKI PEKAO S.A.	Warsaw	A1.	14	100.00
72) LEASING FABRYCZNY SP.ZO.O	Lublin	A1.	14	100.00
73) PEKAO PIONEER PTE S.A.	Warsaw	A1.	14	65.00
		A1.	30	35.00
74) PEKAO FAKTORING SP.ZO.O	Lublin	A1.	14	100.00
75) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O	Lodz	A1.	14	100.00
76) PEKAO LEASING SP.ZO.O	Warsaw	A1.	72	100.00
77) PEKAO USLUGI KORPORACYJNE S.A.	Warsaw	A1.	14	100.00
78) PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	Warsaw	A1.	14	49.00
		A1.	30	51.00
79) PIONEER PEKAO TFI	Warsaw	A1.	78	100.00
80) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	A1.	30	100.00
81) PIONEER CZECH INVESTMENT COMPANY A.S.	Prague	A1.	30	100.00
82) PIONEER FONDS MARKETING GMBH	Monaco	A1.	30	100.00
83) PIONEER FUNDS DISTRIBUTOR INC.	Boston	A1.	85	100.00
84) PIONEER GLOBAL FUNDS DISTRIBUTOR INC.	Hamilton	A1.	30	100.00
85) PIONEER INVESTMENT MANAGEMENT INC.	Wilmington	A1.	70	100.00
86) PIONEER GLOBAL INVESTMENTS LTD.	Dublin	A1.	30	100.00
87) PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	Boston	A1.	70	100.00
88) UNICREDIT LEASING BULGARIA EAD (formerly UNILEASING OOD)	Sofia	A1.	15	100.00
89) UNILEASING AUTO EOOD	Sofia	A1.	88	100.00
90) XELION DORADCY FINANSOWI SP.ZO.O.	Lodz	A1.	1	50.00
		A1.	14	50.00
91) ZB - ASSET MANAGEMENT A.S.	Prague	A1.	30	100.00
92) ZB INVEST D.O.O.	Zagreb	A1.	19	100.00
93) ZB - TRUST INVESTICNI SPOLECNOST A.S.	Prague	A1.	30	100.00
94) CORDUSIO IMMOBILIARE S.p.A.	Milan	A1.	1	100.00
95) UNICREDIT AUDIT S.p.A.	Milan	A1.	1	100.00
96) UNICREDIT PRODUZIONI ACCENTRATE S.p.A.	Cologno	A1.	1	99.01
	Monzese	A1.	10	0.99
97) UNICREDIT REAL ESTATE S.p.A.	Milan	A1.	1	100.00
98) UNICREDIT SERVIZI INFORMATIVI S.p.A.	Milan	A1.	1	100.00
99) QUERCIA SOFTWARE S.p.A.	Verona	A1.	98	100.00
100) TRIVIMM S.r.l.	Verona	A1.	1	29.00
		A1.	7	48.00
101) DRUKBANK SP.ZO.O	Zamosc	A1.	14	100.00
102) POMINVEST D.D.	Split	A1.	19	88.66
103) ZAGREB NEKRETNINE D.O.O.	Zagreb	A1.	19	100.00
A.2 Proportional method				
1) ORBIT ASSET MANAGEMENT LIMITED	Bermuda	A1.	60	50.00
2) IKB CORPORATELAB S.A.	Luxembourg	A1.	6	50.00
3) KOÇ FINANSAL HIZMETLER A.S.	Istanbul	A1.	1	50.00

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
4) KOCBANK A.S.	Istanbul	A2.	3	49.54
5) KOCLEASE - KOC FINANSAL KIRALAMA A.S.	Istanbul	A2.	3	49.50
6) KOCFAKTOR - KOC FAKTORING HIZMETLERI A.S.	Istanbul	A2.	3	49.97
7) KOC YATIRIM MENKUL DEGERLER A.S.	Istanbul	A2.	3	44.96
		A2.	4	4.95
8) KOCBANK NEDERLAND N.V.	Amsterdam	A2.	3	50.00
9) STICHTING CUSTODY SERVICE KBN	Amsterdam	A2.	8	50.00
10) KOC PORTFOY YONETIMI A.S.	Istanbul	A2.	7	49.89
		A2.	4	. .
11) KOCBANK (AZERBAIJAN) LTD	Azerbaijan	A2.	3	39.90
		A2.	5	. .
		A2.	7	. .
B. Equity investments valued with the equity method				
1) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano (CN)	A1.	1	31.01
2) CASSA DI RISPARMIO DI BRA S.p.A.	Bra (CN)	A1.	1	31.02
3) CASSA DI RISPARMIO DI FOSSANO S.p.A	Fossano (CN)	A1.	1	23.08
4) CASSA DI RISPARMIO DI SALUZZO S.p.A	Saluzzo (CN)	A1.	1	31.02
5) COMMERCIAL UNION VITA S.p.A.	Milan	A1.	2	49.00
6) Conzorzio CA.RI.CE.SE	Bologna	A1.	1	33.09
		A1.	2	0.07
		A1.	3	0.07
		A1.	4	0.07
		A1.	8	0.07
		A1.	9	0.07
		A1.	10	0.03
		A1.	11	0.07
		A1.	12	0.07
		A1.	56	0.17
7) CREDITRAS ASSICURAZIONI S.p.A.	Milan	A1.	2	50.00
8) CREDITRAS VITA S.p.A.	Milan	A1.	2	50.00
9) FIDIA – Fondo Interbancario d'Investimento Azionario S.G.R.S.p.A.	Milan	A1.	1	25.00
10) GRIFO INSURANCE BROKERS S.r.l.	Perugia	A1.	10	38.41
11) I-FABER S.p.A.	Milan	A1.	3	65.32
12) IMMOBILIARE LOMBARDA S.p.A.	Milan	A1.	1	11.00
		A1.	3	19.53
13) XAA AGENZIA ASSICURATIVA S.p.A (formerly ING AGENZIA ASSICURATIVA S.p.A.)	Milan	A1.	8	100.00
14) EMPLOYEE BENEFITS S.p.A. (formerly ING EMPLOYEE BENEFITS S.p.A.)	Milan	A1.	28	100.00
15) LISEURO S.p.A.	Udine	A1.	1	35.11
16) LOCAT RENT S.P.A	Milan	A1.	29	50.00
17) SELEZIONE TERZA S.r.l.	Milan	A1.	1	50.00
18) SYNESIS FINANZIARIA S.p.A.	Turin	A1.	1	25.00
19) SOCIETA' FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	A1.	1	33.33
20) S.T.T. S.p.A.	Verona	A1.	1	56.67

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP		
		PARENT COMPANY		% STAKE
21) SVILUPPO NORD-OVEST S.G.R.p.A.	Turin	A1.	3	80.00
22) UNICREDIT ASSICURA S.r.l.	Milan	A1.	2	100.00
23) UNICREDIT BROKER S.p.A.	Milan	A1.	3	100.00
24) UNICREDIT PRIVATE WEALTH ADVISORY SRL (formerly UNICREDIT CONSULTING S.r.l.)	Turin	A1.	4	100.00
25) UNICREDIT ENERGIA S.C.R.L. (in liquidation)	Milan	A1.	1	98.00
26) UNI IT S.r.l.	Lavis (TN)	A1.	96	51.00
27) TLX S.p.A.	Milan	A1.	13	100.00
28) VENTURA FINANCE S.p.A.	Turin	A1.	3	99.40
29) AGROCONS CENTRUM A.S. (in liquidation)	Bratislava	A1.	17	82.55
30) ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE	Zagreb	A1.	19	47.95
31) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM	Zagreb	A1.	19	49.00
32) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM	Zagreb	A1.	19	49.00
33) ANICA SYSTEM S.A.	Lublin	A1.	75	33.84
34) BDK CONSULTING LTD	Luck	A1.	23	99.99
35) CENTAR GRAĐSKI PODRUM D.O.O.	Zagreb	A1.	19	100.00
36) CENTAR KAPTOL D.O.O	Zagreb	A1.	19	100.00
37) CENTRAL POLAND FUND LLC	Wilmington	A1.	14	53.19
38) CENTRUM KART S.A.	Warsaw	A1.	14	100.00
39) E2E INFOTECH LTD	London	A1.	13	34.00
40) FABRYKA MASZYN SP.ZO.O.	Janov Lubelski	A1.	75	86.68
41) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	A1.	75	23.81
42) GRUPA INWESTYCYJNA NYWIG S.A.	Warsaw	A1.	14	24.60
43) HOTEL JAN III SOBIESKI SP.ZO.O.	Warsaw	A1.	14	37.50
44) ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.	Umag	A1.	19	71.80
45) JUPITER NFI S.A.	Warsaw	A1.	77	37.43
46) KOC ASSET MANAGEMENT S.A.	Ginevra (*)	A2.	8	50.00
47) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	A1.	14	22.96
48) LIPA D.D.	Novi Marof	A1.	27	55.00
49) MARKETING ZAGREBACKE BANKE D.O.O.	Zagreb	A1.	19	100.00
50) MASTERS S.A.	Legnica	A1.	75	33.81
51) PEKAO ACCESS SP.ZO.O.	Warsaw	A1.	14	55.26
52) PEKAO DEVELOPMENT SP.ZO.O	Warsaw	A1.	14	100.00
53) PEKAO FINANCIAL SERVICES SP.ZO.O.	Warsaw	A1.	14	100.00
54) POLONIT SP.ZO.O.	Lodz	A1.	75	80.85
55) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE S.P.A.	Borgo Maggiore (San Marino)	A1.	56	50.00
56) TOMTEX S.A.	Tomaszòw Mazowiecki	A1.	75	30.64
57) TRADINGLAB INC.	New York	A1.	13	100.00
58) TRINITY MANAGEMENT SP.ZO.O	Warsaw	A1.	14	50.00
59) UPI POSLOVNI SISTEM D.O.O.	Sarajevo	A1.	26	51.35

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
60) ZABA TURIZAM d.o.o.	Zagreb	A1.	19	100.00
61) ZANE BH D.O.O.	Sarajevo	A1.	103	100.00
62) ZIVNOSTENSKA FINANCE B.V.	Amsterdam	A1.	21	100.00
C. Other significant equity investments				
1) ARGENTEA S.p.A.	Trento	A1.	1	26.00
2) AUGES S.P.A. SIM (in liquidation)	Verona	A1.	1	100.00
3) Autostrada BS-VR-VI-PD S.P.A.	Verona	A1.	1	20.30
4) CASSA DI LIQUIDAZIONE E GARANZIA S.P.A.	Trieste	A1.	1	24.61
5) CASSA E ASSICURAZIONI S.P.A. (in liquidation)	Verona	A1.	1	65.00
6) CONRIT SERVIZI S.r.l.	Turin	A1.	31	100.00
7) CONSORTIUM SRL	Milan	A1.	1	25.70
8) INIZIATIVE URBANE S.P.A.	Trento	A1.	1	27.78
9) MEDIOINVEST S.r.l.	Perugia	A1.	10	100.00
10) RI.PO. S.r.l.	Turin	A1.	5	100.00
11) SERIN S.r.l.	Trento	A1.	1	20.00
12) SE.TEL. SERVIZI TELEMATICI	Naples	A1.	99	33.33
13) AGROINVEST FPS (in liquidation)	Bratislava	A1.	17	100.00
14) CPF MANAGEMENT	British Virgin Island	A1.	14	40.00
15) HUSI CORPORATION	British Virgin Island	(*) A2.	4	50.00
16) HUR EMLAK INS TIC AS	Istanbul	(*) A2.	4	49.53
17) KOÇ KULTUR SANAT TANITIM A.S.	Istanbul	(*) A2.	8	22.55
		(*) A2.	5	2.43
		(*) A2.	7	2.45
18) PEKAO IMMOBILIER SARL	Paris	A1.	14	100.00
19) PPOW TOLMICKO SP.ZO.O.	Tolkmicko	A1.	75	62.78
20) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	Warsaw	A1.	71	39.57

(*) Pro-quota of our interest
(1) Type of relationship:
1 = control pursuant to paragraph 1, clause 1 of art.2359 of the Civil Code (majority of voting rights at ordinary shareholders' meeting)
2 = control pursuant to paragraph 1, clause 2 of art.2359 of the Civil Code (dominant influence at ordinary shareholders' meeting)
3 = control pursuant to paragraph 2, clause 1 of art.23 of the Consolidated Act (agreements with other shareholders)
4 = other types of control
5 = centralised management pursuant to paragraph 1 of art. 26 of the "decree"
6 = centralised management pursuant to paragraph 2 of art. 26 of the "decree"
7 = joint control;
8 = affiliated company.

Changes in Scope of Consolidation

Below are changes in the scope of consolidation as at 30 June 2004 compared to 31 December 2003:

A. COMPANIES INCLUDED IN CONSOLIDATION

A.1 Line-by-line method

Additions

Acquisitions:

- UniCredit Leasing Bulgaria EAD
- Unileasing Auto EOOD

Transfer from equity investments valued at cost:

- Pekao Uslugi Korporacyjne S.A.

A.2 Proportional method

Additions

Transfer from equity investments valued at net equity:

- IKB CorporateLab S.A.

Transfer from equity investments valued at cost:

- Stichting Custody Service KBN

B. EQUITY INVESTMENTS VALUED AT EQUITY

Exclusions

Companies liquidated or sold:

- Ot Financial Services Nominees Ltd
- Pioneer Consulting Services S.A.
- Zaslaw Zpin
- On Investment Services S.r.l.

Absorption by UniCredito Banca of:

- Vivacity S.p.A.

Absorption by UniCredit Banca d'Impresa of:

- UniCredit International Services S.r.l.
- UniCredit ServiceLab S.p.A.

Transfer to equity investments consolidated using the proportional method:

- IKB CorporateLab S.A.

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

Exclusions

Other changes:

- Pracownicze Towarzystwo Emerytalne S.A.

Transfer to equity investments consolidated on a line-by-line basis:

- Pekao Uslugi Korporacyjne S.A.

Transfer to equity investments consolidated using the proportional method:

- Stichting Custody Service KBN

Managing Director/CEO	Chief Accountant
Profumo	Leccacorvi

ANNEXES

Reconciliation between the Parent Company's net income and shareholders' equity and similar figures on a consolidated basis

(€ million)

	SHAREHOLDERS' EQUITY (*)	OF WHICH: NET PROFIT FOR THE PERIOD
UniCredito Italiano S.p.A. shareholders' equity as at 30 June 2004	**10,707**	**-65**
Excess over book value:		
- consolidated companies	2,361	1,127
- companies valued at net equity	21	19
Dividends collected during the period by the Parent Company from companies consolidated on a line-by-line basis	-1	-12
Other consolidation adjustments	-41	-20
Group shareholders' equity as at 30 June 2004	**13,047**	**1,049**
Minorities	*964*	*85*
Balance as at 30 June 2004	*14,011*	*1,134*

Note: * For the purposes of this table shareholders' equity is made up of: capital, share premium reserve, reserves, revaluation reserves, retained earnings (losses), net profit (loss) for the period and fund for general banking risks

Statement of changes in consolidated net equity accounts

(€ million)

	CAPITAL STOCK	ISSUE PREMIUMS	RESERVES	REVALUATION RESERVES (*)	RETAINED EARNINGS	GROUP PORTION OF PROFIT	FUND FOR GENERAL BANKING RISKS (**)	TOTAL
Balance as at 31 December 2003	**3,158**	**3,309**	**4,167**	**285**		**1,961**	**133**	**13,013**
Changes in first half of 2004								
Distribution of profits:								
- dividends distributed						-1,080		-1,080
- transfer of profit to reserves			871			-871		
- other purposes						-10		-10
Other changes:								
- establishing reserve for acquisition of own shares		-1,000	1,000					
- difference due to conversion of accounts in foreign currencies and other changes			78	-3				75
Group portion of net profit						**1,049**		**1,049**
Balance as at 30 June 2004	**3,158**	**2,309**	**6,116**	**282**		**1,049**	**133**	**13,047**

Notes: * Of which, minority portion of € 4.7 million.
** Of which, minority portion of € 0.4 million.

Statement of significant equity investments

(List of equity investments and voting rights held in any form as at 30/06/2004, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/quotas with voting rights in unlisted companies and held directly and indirectly)(*)

NAME	MAIN OFFICE	% DIRECT	% INDIRECT		TYPE OF OWNERSHIP
ARTEGRAFICA S.p.A.	Verona		97.50	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
BANCA D'ITALIA	Rome	10.77		UNICREDITO ITALIANO S.p.A.	(a)
			0.10	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
			0.10	CASSA RISPARMIO CARPI S.p.A.	(a)
BANQUE GALLIERE S.A. (in liquidation)	Paris	17.50		UNICREDITO ITALIANO S.p.A.	(a)
BASKET TRIESTE S.r.l.	Trieste	12.66		UNICREDITO ITALIANO S.p.A.	(a)
BENTINI S.p.A.	Faenza (RA)		25.61	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
BEOFINEST A.D.	Belgrado	18.75		UNICREDITO ITALIANO S.p.A.	(a)
BIURO INFORMACJI KREDITOWEJ S.A.	Warsaw		14.95	BANK PEKAO S.A.	(a)
BORSA ITALIANA S.p.A.	Milan	11.11		UNICREDITO ITALIANO S.p.A.	(a)
			0.79	UNICREDIT BANCA MOBILIARE S.p.A.	(a)
BULGARHIDROPONIK O.O.D.	Bourgas		24.81	BULBANK A.D.	(a)
CAPITALE E SVILUPPO S.p.A.	Perugia		19.53	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
CARLO ERBA REAGENTI S.p.A.	Milan		99.90	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CAROM IMMOBILIARE S.r.l.	Milan		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CEDACRI S.p.A.	Collecchio (PR)	6.10		UNICREDITO ITALIANO S.p.A.	(a)
			6.10	CASSA RISPARMIO CARPI S.p.A.	(a)
CENTRO MERCI INTERMODALE DELLE MARCHE - CE.M.I.M. S.c.p.A. (in liquidation and in bankruptcy)	Jesi (AN)	12.82		UNICREDITO ITALIANO S.p.A.	(a)
CONSORZIO PROFINGEST - ISTITUTO PER LA PROMOZIONE DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA	Bologna	12.08		UNICREDITO ITALIANO S.p.A.	(a)
CORCIANO CALZATURE S.p.A. (in liquidation)	Ellera Umbra (PG)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CREDIFARMA S.p.A.	Rome	17.00		UNICREDITO ITALIANO S.p.A.	(a)
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
DI VITA S.p.A.	Carmagnola (TO)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
E.C. BIC PIEMONTE S.p.A. (in liquidation)	Turin	9.86		UNICREDITO ITALIANO S.p.A.	(a)
			1.87	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(a)
ELDO S.p.A. (in receivership)	Rome		85.43	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
			14.29	UNICREDIT BANCA S.p.A.	(b)
F.I.M. FONDERIA INDUSTRIE MECCANICHE S.p.A.	Segusino (TV)		60.97	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
Fabryka Wyrobów Frotowych i Kocowych ZWOLTEX S.A.	Zdunska Wola		11.73	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
FI.MA. S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE - FINMOLISE S.p.A.	Campobasso	11.84		UNICREDITO ITALIANO S.p.A.	(a)
FINAOSTA S.p.A.	Aosta	10.71		UNICREDITO ITALIANO S.p.A.	(a)
FIORONI INGEGNERIA S.p.A. (in receivership)	Perugia		30.05	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FIORONI INVESTIMENTI S.p.A. (in receivership)	Perugia		30.00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)

NAME	MAIN OFFICE	% DIRECT	% INDIRECT		TYPE OF OWNERSHIP
FIORONI SISTEMA S.p.A. (in receivership)	Perugia		26.18	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FONDERIA METALLI CONVEYORS S.r.l.	Monte Marenzo (LC)		90.00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
G.E. GRUPPO ELDO S.p.A. (in receivership)	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE S.p.A.	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
GIRAGLIA IMMOBILIARE S.p.A.	Milan		17.15	UNICREDIT BANCA D'IMPRESA S.p.A.	(a)
GRADSKI PODRUM D.D. (in liquidation)	Zagreb		54.76	ZABA TURIZAM D.O.O.	(a)
			15.04	ZAGREBACKA BANKA D.D.	(a)
GRAND HOTEL SAVOIA S.p.A.	Cortina D'Ampezzo (BL)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
GRUPPO COIN S.p.A.	Venezia Mestre		62.92	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
			0.04	UNICREDIT PRIVATE BANKING S.p.A.	(b)
			0.02	UNICREDIT BANCA S.p.A.	(b)
HASSER IMMOBILIARE S.r.l.	Rome		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
HERACLIA S.r.l.	San Donà di Piave (VE)		100.00	UNICREDIT BANCA S.p.A.	(b)
I GEMELLI DI SAN BENIGNO S.r.l. (in liquidation)	Genoa		12.24	UNICREDIT BANCA D'IMPRESA S.p.A.	(a)
I.C.M. S.p.A. (in liquidation)	Rezzato (BS)		61.00	UNICREDIT BANCA S.p.A.	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO S.p.A.	Sumirago (VA)		100.00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
IGICOR S.p.A. (in liquidation)	Verona		100.00	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI	(b)
IMAT S.p.A. (in liquidation)	Castel San Pietro Terme (BO)		96.67	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
IMM.EDIL.SEI S.r.l.	Rome		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
INFRACOM ITALIA S.p.A.	Verona	11.24		UNICREDITO ITALIANO S.p.A.	(a)
INTERPORTO ROMA EST S.p.A.	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
ISTITUTO FINANZIARIO REGIONALE PIEMONTESE - FINPIEMONTE S.p.A.	Turin	12.15		UNICREDITO ITALIANO S.p.A.	(a)
			0.26	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(a)
ISTRA GOLF D.O.O.	Umag		100.00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM D.D.	(a)
ITALTEL S.p.A.	Milan		37.42	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
JUNIORS' PLAYTIME S.r.l.	Pianoro (BO)		23.91	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
LASER S.r.l. (in liquidation)	Milan		22.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
LINGOTTO S.p.A.	Turin	17.02		UNICREDITO ITALIANO S.p.A.	(a)
MANDA-INVEST, DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA, TE UGOSTITELJSKU I TURISTICKU DJELATNOST (in liquidation)	Zagreb		50.00	ZAGREBACKA BANKA D.D.	(a)
MEGADYNE INTERMEDIA S.r.l.	Mathi (TO)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
METIS S.p.A.	Milan	12.50		UNICREDITO ITALIANO S.p.A.	(a)
MONDUZZI EDITORE S.p.A	Bologna		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
MOTEL LE QUERCE S.r.l.	Perugia		32.50	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
NESTOR 2000 S.p.r.l.	Bruxelles	39.40		UNICREDITO ITALIANO S.p.A.	(a)
NOICOM S.p.A.	Turin		50.00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)

NAME	MAIN OFFICE	% DIRECT	INDIRECT		TYPE OF OWNERSHIP
NORDEST AVIO S.p.A.	Conegliano (TV)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
NOWE OGRODY SP.ZO.O.	Gdansk		94.00	PEKAO DEVELOPMENT SP.Z O.O.	(a)
ON INVESTMENT SERVICES S.r.l.	Milan		100.00	XAA AGENZIA ASSICURATIVA S.p.A.	(a)
ORABASE INTERNATIONAL S.p.A.	Torri di Quartesolo (VI)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
OREL-G-HOLDING A.D.	Sofia		19.33	BULBANK A.D.	(a)
PANEM ITALIA S.p.A.	Muggiò (MI)		80.88	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
PASC S.r.l. (in bankruptcy)	Rome		100.00	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI	(b)
PERLINI INTERNATIONAL S.p.A.	San Bonifacio (VR)		40.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
PIONEER GLOBAL OPPORTUNITIES P.L.C.	Dublin	39.33		UNICREDITO ITALIANO S.p.A.	(a)
			10.14	UNICREDIT BANCA MOBILIARE S.p.A.	(a)
			0.25	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(a)
			0.76	BANQUE MONEGASQUE DE GESTION S.A.	(a)
			1.87	BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI SAN MARINO S.A.	(a)
			1.92	UNICREDIT (SUISSE) BANK S.A.	(a)
			4.75	UNICREDITO ITALIANO BANK (IRELAND) P.L.C.	(a)
Przedsiebiorstwo Poligraficzno-Wydawnicze UNIPROM S.A.	Warsaw		10.64	PEKAO FUNDUSZ KAPITALOWY SP. Z 0.0.	(a)
RISTORANTE TRASIMENO S.r.l.	Perugia		57.00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
S.A.S.E. S.p.A.	Perugia		11.09	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
S.I.CRE.F. S.r.l. (in bankruptcy)	Verona	16.00		UNICREDITO ITALIANO S.p.A.	(a)
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Royale (UD)		37.04	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI	(b)
SAET - SOCIETA' APPLICAZIONI ELETTRO TERMICHE S.p.A.	Turin		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
SAN GIUSTO SEA CENTER S.p.A.	Trieste		94.90	UNICREDIT BANCA S.p.A.	(b)
SANTA MONICA S.p.A.	Misano (RN)		25.67	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
SCONTOFIN S.A.	Luxembourg		15.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(a)
SEBI S.p.A. Perugia			15.77	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
SERVIZI VENETI ECOLOGICI S.p.A.(in bankruptcy)	Rovigo		79.66	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI	(b)
SIATA Soc. Industria Attrezzature Turistiche Alberghiere S.p.A. (in bankruptcy)	Campobasso		100.00	UNICREDIT PRIVATE BANKING S.p.A.	(b)
SKILLPASS S.p.A.	Rome	12.50		UNICREDITO ITALIANO S.p.A.	(a)
SOCIETA' AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. S.p.A.	Verbania	10.08		UNICREDITO ITALIANO S.p.A.	(a)
SOCIETA' DELLA FERROVIA FRIULANA S.p.A. (in liquidation)	Gorizia	18.57		UNICREDITO ITALIANO S.p.A.	(a)
SOCIETA' DELL'ACQUA PIA ANTICA MARCIA S.p.A.	Rome		27.34	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
SOCIETA' PER I SERVIZI BANCARI SSB S.p.A.	Milan	13.23		UNICREDITO ITALIANO S.p.A.	(a)
			..	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(a)
			0.06	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
			0.01	CASSA RISPARMIO CARPI S.p.A.	(a)

NAME	MAIN OFFICE	% DIRECT	INDIRECT		TYPE OF OWNERSHIP
SOCIETA' REGIONALE DI GARANZIA MARCHE S.C.R.L.	Ancona	11.61		UNICREDITO ITALIANO S.p.A.	
SUNTO S.r.l.	Milan		80.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TREVITEX S.p.A. (in bankruptcy)	Milan		44.49	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TURISTINVEST, PODUZECE ZA USLUGE, POSREDOVANJE, KONZALTING I FINANCIJSKI INZENJERING U TURIZMU, D.O.O. (in liquidation)	Zagreb		100.00	ZAGREBACKA BANKA D.D.	(a)
V.I.C.I.M.I. S.r.l.	Vicenza		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
VAL RENDENA FUNIVIE S.p.A. (in liquidation)	Pinzolo (TN)	10.71		UNICREDITO ITALIANO S.p.A.	(a)
VENETO SVILUPPO S.p.A.	Venice	15.30		UNICREDITO ITALIANO S.p.A.	(a)
VIRGINIA S.r.l.	Modena		58.94	UNICREDIT BANCA S.p.A.	(b)
WIMA S.A. Lodz			12.17	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
WSCHODNI BANK CUKROWNICTWA S.A.	Lublin		19.82	BANK PEKAO S.A.	(a)
ZANARDI FONDERIE S.p.A.	Minerbe (VR)		47.92	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
ZUGLIA S.r.l. (in liquidation)	Vicenza		100.00	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI	(b)

Notes: (*) This list does not include equity investments already included in Part F (statement of significant equity investments)
(a) Investment and trading securities
(b) Pledge

INFORMATION ON THE PARENT COMPANY

UniCredito Italiano S.p.A. Company Accounts

When preparing the accounts for the half-year to 30 June 2004, the accounting and reporting policies used for the 2003 accounts were followed.

Consob letter No. DAC/28034 of 12 April 2000 was also followed. With respect to the accounting policies, this letter established the applicability of the so-called independence principle for periods of less than one year; the half-year has thus been considered as a period in its own right in which extraordinary, seasonal or cyclical expenses and revenues must be brought forward or deferred only if doing so is allowed in the annual report for the period.

Therefore the balance sheet and the profit and loss account as at 30 June 2004 do not include the portion of profits of directly owned subsidiaries intended for payment of dividends if, and to the extent that, on 30 June the requirement of certainty cannot be met (based on the proposal for divided distribution submitted for the approval of the shareholders; meeting), and is instead satisfied at the end of the period.

Consequently, the balance sheet and the profit and loss account for the two half-year periods have been restated to allow a comparable treatment of dividends as stated above and taking into account the changes to the taxation system.

RESTATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

- Balance sheet (as at 30 June 2004 and 30 June 2003)
- Profit and loss account (first half 2004 and first half 2003)

ACCOUNTS AS AT 30 JUNE 2004

- Balance sheet
- Profit and loss account

Policies used for the restatement of accounts

The restated account information has been determined in relation to the book amounts:

- as at 30 June 2004 taking into account the dividends accruing in the period from directly owned companies
- as at 30 June 2003 taking into account the dividends accruing in the period from directly owned companies, but eliminating tax credits both on dividends and on taxes.

(€ '000)

BALANCE SHEET

	30.06.2004 Restated	31.12.2003	30.06.2003 Restated (1)
Assets			
Cash and deposits with central banks and post offices	49,867	49,215	50,708
Due from:			
- Customers	13,607,721	13,148,940	12,219,401
- Banks	49,166,741	59,262,860	45,592,406
Trading securities	3,190,006	2,776,129	5,052,321
Fixed assets:			
a) Investment securities	18,292,759	15,696,792	11,889,264
b) Equity investments	14,772,667	14,772,892	13,617,819
c) Intangible and tangible fixed assets	36,352	43,176	31,226
Other asset items	4,026,661	6,759,765	5,856,541
Total assets	**103,142,774**	**112,509,769**	**94,309,686**
Liabilities			
Deposits:			
- Due to customers	7,933,704	6,793,340	6,944,639
- Securities in issue	27,299,257	28,784,730	22,468,839
- Due to banks	45,545,568	51,949,345	40,870,327
Specific reserves	908,459	1,261,211	1,342,172
Other liabilities	3,229,772	4,979,588	4,469,318
Loan loss reserves	-	14,822	16,527
Subordinated debt	6,888,246	6,874,323	7,469,567
Shareholders' equity:			
- Capital, reserves and retained earnings	10,771,991	10,059,002	10,059,001
- Net profit for the period	565,777	1,793,408	669,296
Total liabilities and shareholders' equity	**103,142,774**	**112,509,769**	**94,309,686**
Guarantees and commitments			
Guarantees given	7,458,477	5,327,227	4,505,613
Commitments	4,361,531	6,892,522	5,681,609

Note: 1. For reasons of consistency, first half-year 2003 figures are stated net of tax credits on dividends to accrue (equal to €375,297) and the related tax effect.

(€ '000)

RESTATED PROFIT AND LOSS ACCOUNT

	FIRST HALF 2004 Restated	FIRST HALF 2003 Restated [1]	FULL YEAR 2003
Net interest	-73,045	-65,889	-147,449
Dividends and other revenues	730,887	819,483	2,048,830
Net interest income	**657,842**	**753,594**	**1,901,381**
Net commission	37,943	38,100	69,427
Trading profit (loss)	16,424	18,111	51,980
Other net operating income	57,510	98,599	130,705
Net non-interest income	**111,877**	**154,810**	**252,112**
TOTAL REVENUES	**769,719**	**908,404**	**2,153,493**
Payroll costs	-117,777	-114,543	-235,039
Other administrative expenses	-111,803	-155,135	-240,646
Writedowns of intangible and tangible fixed assets	-9,681	-23,881	-35,199
Operating expenses	**-239,261**	**-293,559**	**-510,884**
OPERATING PROFIT	**530,458**	**614,845**	**1,642,609**
Provisions for risks and charges	-3,000	-60,000	-25,763
Net writedowns of loans and provisions for guarantees and commitments	5,158	20,323	11,984
Provisions for possible loan loss reserves	-	-	-
Net writedowns of financial	-57,125	-25,504	-64,353
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**475,491**	**549,664**	**1,564,477**
Extraordinary income (charge) - net	29,057	36,674	83,280
Profit before tax	**504,548**	**586,338**	**1,647,757**
Income tax for the period	61,229	82,958	145,651
NET PROFIT FOR THE period	**565,777**	**669,296**	**1,793,408**

Note: 1. For reasons of consistency, first half 2003 figures are stated net of tax credits on dividends to accrue (equal to €375,297) and the related tax effect.

(€ '000)

BALANCE SHEET AS AT 30 JUNE 2004

Assets		
10. Cash and deposits with central banks and post offices		**49,867**
20. Treasury notes and similar securities eligible for refinancing at central banks		**549,434**
30. Loans to banks:		**49,166,741**
a) on demand	7,906,976	
b) other loans	41,259,765	
40. Loans to customers:		**13,607,721**
of which: - loans with deposits received in administration	-	
50. Bonds and other debt securities:		**20,453,206**
a) of government issuers	2,393,262	
b) of banks	16,030,029	
of which: - own securities	*12,924*	
c) of financial institutions	1,508,867	
of which: - own securities	-	
d) of other issuers	521,048	
60. Shares, interests and other equity securities		**480,125**
70. Equity investments		**3,144,103**
80. Equity investments in Group companies		**11,628,564**
90. Intangible fixed assets		**19,813**
of which: - start-up costs	-	
- goodwill	-	
100. Tangible fixed assets		**16,539**
130. Other assets		**2,326,908**
140. Accrued income and pre-paid expenses		**1,068,999**
a) accrued income	722,440	
b) pre-paid expenses	346,559	
of which: - issue discount on securities	*18,629*	
Total assets		**102,512,020**

(€ '000)

Liabilities and shareholders' equity		
10. Due to banks:		**45,545,568**
a) on demand	8,815,147	
b) on term or with notice	36,730,421	
20. Due to customers:		**7,933,704**
a) on demand	2,387,793	
b) on term or with notice	5,545,911	
30. Securities in issue:		**27,299,257**
a) bonds	8,370,888	
b) certificates of deposit	18,049,698	
c) other securities	878,671	
50. Other liabilities		**2,411,262**
60. Accrued liabilities and deferred income:		**818,510**
a) accrued liabilities	641,475	
b) deferred income	177,035	
70. Reserve for employee severance pay		**44,475**
80. Reserves for risks and charges:		**863,984**
a) reserve for pensions and similar obligations	424,686	
b) taxation reserve	77,915	
c) other securities	361,383	
90. Loan loss reserves		**-**
100. Fund for general banking risks		**116,885**
110. Subordinated debt		**6,888,246**
120. Capital		**3,158,168**
130. Share premium reserve		**2,308,639**
140. Reserves:		**4,911,279**
a) legal reserve	631,633	
b) reserve for own shares or interests	-	
c) statutory reserve	1,593,411	
d) other reserves	2,686,235	
150. Revaluation reserves		**277,020**
160. Retained earnings (losses)		**-**
170. Net profit for the period		**-64,977**
Total liabilities and shareholders' equity		**102,512,020**

Guarantees and commitments		
10. Guarantees given		**7,458,477**
of which: - acceptances	*25,572*	
- other guarantees	*7,432,905*	
20. Commitments		**4,361,531**
of which: - for sales with repurchase obligations	-	

(€ '000)

PROFIT AND LOSS ACCOUNT - FIRST HALF 2004

Items		
10. Interest income and similar revenues		969,721
of which: - on loans to customers	*156,863*	
- on debt securities	*276,979*	
20. Interest expense and similar charges		1,042,766
of which: - on amounts due to customers	*76,639*	
- on securities in issue	*277,346*	
30. Dividends and other revenues:		100,133
a) on shares, interests and other equity securities	62,825	
b) on equity investments	28,780	
c) on equity investments in Group companies	8,528	
40. Commission income		56,539
50. Commission expense		18,596
60. Trading profits (losses)		16,424
70. Other operating income		67,385
80. Administrative expenses:		229,580
a) payroll	117,777	
of which: - wages and salaries	*76,414*	
- social security contributions	*21,052*	
- severance pay	*5,363*	
- pensions and similar benefits	*11,269*	
b) other administrative expenses	111,803	
90. Writedowns of intangible and tangible fixed assets		9,681
100. Provisions for risks and charges		3,000
110. Other operating expense		9,875
120. Writedowns of loans and provisions for guarantees and commitments		2,532
130. Write-backs of loans and provisions for guarantees and commitments		7,690
140. Provisions to loan loss reserves		-
150. Writedowns of financial investments		61,615
160. Write-backs of financial investments		4,490
170. Profit (loss) before extraordinary items and income tax		**-155,263**
180. Extraordinary income		41,261
190. Extraordinary charges		12,204
200. Extraordinary income (charges) - net		**29,057**
220. Income tax for the period		-61,229
230. Net profit for the period		**-64,977**

Powers delegated to Directors

Below is a description of the powers delegated by the Board of Directors by a resolution dated 19 December 2002, as amended and supplemented by a resolution of 23 January 2003, and by the Executive Committee by a resolution dated 13 May 2002, as amended and revised with resolutions dated 20 June 2002, 25 July 2002, 19 December 2002, 23 January 2003, 26 February 2004 and 12 May 2004.

BY THE BOARD OF DIRECTORS

- To the Executive Committee, the right and authority to execute all the operations that the Bank can perform pursuant to art. 4, paragraph 1 of the Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for ordinary expenses and investments necessary for the Bank's management, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational schemes and provisions for Personnel in service and retirees, the provision of donations to charitable or public-interest bodies;
- To the Chairman:
  - The right to authorise, at the express request of the Managing Director/CEO, the arrangement on behalf of the latter of a credit facility within a pre-established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit organisations.
  - Jointly with the Managing Director/CEO, the right to authorise acquisitions/disposals of direct, minority equity investments that do not change the Group's structure, and transactions involving the capital of such affiliates that do not require the prior authorisation of the Regulatory Authorities, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO, and at any rate, within pre-established limits;
  - Jointly with the Managing Director/CEO, the right to express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, of the acquisitions/disposals of equity investments approved by subsidiaries that do not modify the Group's structure and transactions involving the capital of minority affiliates held by subsidiaries that do not require the prior authorisations of the Regulatory Authority, in both cases for amounts in excess of the spending powers singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;
- to the Managing Director/CEO, in addition to the authorities indicated above, to be exercised singly or jointly with the Chairman regarding the transaction amounts, the following powers:
  - To authorise, at the express request of company officers, the arrangement of a credit facility within a pre-established limit throughout the Bank's network, for the cashing of bank cheques drawn on other credit organisations;
  - to express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, regarding obligations of the representatives of Banks and companies belonging to banking groups, in relation to transactions pursuant to Art. 136 of Legislative Decree No. 385 of 1/9/1993 and for amounts not in excess of the pre-established limits;

- To grant individual members of staff single signing powers for transactions of a specified nature;
- To represent the Bank as the holder of voting rights in the ordinary or extraordinary meetings, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

BY THE EXECUTIVE COMMITTEE:

- To the Chairman, the right to express his approval – in urgent cases – of transactions of amounts in excess of the pre-established limits for the General Management, provided these are under predetermined limits related to loans, dealings in securities and other money market instruments, spending powers, contributions and donations, non-performing loans, doubtful loans, restructured loans and loans subject to restructuring, accidents and disputes;
- To the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's activity, namely: loans; dealings in securities and other money market instruments; treasury activity; foreign exchange; activities relating to pricing; sale of property; spending powers; powers regarding contributions and donations; personnel administration rights; non-performing loans, doubtful loans, restructured loans and loans subject to restructuring, accidents and disputes.

At its meeting of 6 May 2002, the Board of Directors also assigned to the Chairman's Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in agreement with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.

REPORTS

Report of the External Auditors

Revisione e organizzazione contabile

KPMG S.p.A.
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail: it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
UniCredito Italiano S.p.A.

1 We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the UniCredito Italiano group as at and for the six months ended 30 June 2004 which are included in the half year report of UniCredito Italiano S.p.A.. This half year report is the responsibility of the management of UniCredito Italiano S.p.A.. Our responsibility is to prepare this report based on our review. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The responsibility for the review of the half year reports of certain subsidiaries, representing approximately 7% and 13% of consolidated assets and consolidated interest income and similar revenues, respectively, rests with other auditors. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with bank management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 As required by relevant legislation and disclosed in the notes, the Bank has restated comparative figures relative to the consolidated financial statements at 31 December 2003 and the half year report at 30 June 2003 in order to make a comparison with figures at 30 June 2004 more meaningful. We have not audited or reviewed such restated figures.

The comparative figures relative to the annual consolidated financial statements and half year report of the previous year as originally presented were respectively audited and reviewed by other auditors and reference should be made to their reports dated 5 April 2004 and 24 September 2003.

4 Based on our review, we are not aware of any material modifications or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with Consob guidelines governing the preparation of the half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

Milan, 17 September 2004

KPMG S.p.A.

(signed on the original)

Mario Corti
Director of Audit

Global (Joint global) Co-ordinator Company acting (together with others) as a general co-ordinator in a security issue/placement transaction.

Guarantee or L/C A transaction by means of which the bank or a financial company undertakes to assume or guarantee an undertaking given by one of its customers to a third party.

Goodwill Identifies the amount paid to acquire a shareholding equal to the difference between the cost and the corresponding share of shareholders' equity for the part which is not attributable to elements making up the assets of the acquired company.

Hedge fund Investment fund of a speculative nature, distinguished by the small number of participants and the high minimum investment required, with ample freedom in terms of objectives, investment instruments and positions taken.

High Net Worth Individuals Segment comprising the most affluent private clients.

Home banking Telephone or Internet connection to manage a bank account and/or check its situation.

Index-linked Life policies with performance linked to reference indexes, normally drawn from the financial markets.

Indirect deposits Credit instruments and other securities not issued by the custodian bank, received by the latter in custody, administration or in relation to asset management activities. Since they are not direct obligations of the bank they are not shown on the balance sheet.

Institutional investors These include insurance companies, pension funds, trust funds and private asset management services.

Interest rate cap Contract clause which establishes that the variable interest rate of a finance deal or debt must not exceed a maximum fixed value (ceiling) at the time it is issued.

Interest rate derivatives Derivative products, the value of which is linked to bonds or interest rates.

Interest-rate risk Economic and financial risk to which a credit institution is exposed in relation to a variation in interest rates, measurable in terms of potential variations in future interest margins or in the present value of the net capital (i.e. the difference between the present value of interest-bearing assets and liabilities).

Investment banking Segment of banking involved in the subscription and placement of newly issued securities, as well as the negotiation of financial instruments.

IPO (Initial Public Offering) Transaction by which shares in a company which intends to be listed in a regulated market are offered to the public.

Lead (co-lead) manager The leading bank in a loan syndicate, which negotiates with the debtor, selects the co-lead managers and other members of the guarantee syndicate in agreement with the issuer. It is also responsible for forming the sales team and establishing the methods of the transactions, managing its implementation, often also undertaking to place the largest share on the market; it also keeps the accounts. In exchange for performing these functions, in addition to a reimbursement of expenses and normal commissions, it also receives a special commission.

Leasing Contract by which one party (lessor) grants the other (lessee) use of property purchased or built by

Covered warrant Derivative financial instrument consisting of a "warrant" which gives subscribers the right to purchase (call CW) or sell (put CW) a specific financial or real asset (underlying) by a specific deadline (American CW) or on a specific date (European CW) in a pre-established quantity (nominal or multiple value) for a pre-established price (strike price).

Credit scoring Coded procedures (automatic or semi-automatic) for assessing credit risk.

Cross-selling Activity aimed at increasing customer loyalty by selling integrated products and services.

Default Identifies a situation in which a party has stated that it cannot honour its debts and/or pay the corresponding interest.

Derivatives (products/instruments) A financial instrument defined as a derivative because its cost/performance profile is derived from the cost/performance parameters of other principal instruments called "underlying assets", which may be commodities, currencies, interest rates, securities, share indices.
In other words, the value of a derivative is a contractually pre-established function of the value of a specific real or financial asset (underlying asset), the price of which (spot price) is formed in the respective market. Their intention is generally to modify the exposure of the contractual parties to market risks. They include futures, options, swaps and forward contracts.

Desk Generally identifies an operational unit in which a specific activity is concentrated.

Doubtful loans Credit granted to customers who are in a clearly difficult situation which may however be overcome within a reasonable period of time.

Exchangeable bond Bond which offers the owner the opportunity to convert it into shares in a company other than the issuer.

Equity derivatives Derivative products with values linked to equity securities or share indices.

Equity-linked bonds Bonds whose performance depends on that of the parameter to which they are linked. The index parameter can be a stock exchange index, a basket of stock exchange indexes, a share, a basket of shares or an investment fund.

Factoring Contract to transfer accounts receivable to banks or specialised companies either with recourse (with credit risk borne by the assignor) or without recourse (with credit risk borne by the assignee) for management and collection purposes, which may be associated with financing granted to the customer.

Fixed-floater bonds Bonds characterised by fixed-rate coupons for the first "n" periods and by variable rate coupons for the remaining "t minus n" periods.

FRA (Forward Rate Agreement) Contract by which parties agree to receive (pay) on maturity the difference between the value calculated by applying a predetermined interest rate to the value of the transaction and the value obtained on the basis of the level reached by a reference rate chosen by the parties.

Funding Provision of the funds required to finance company activity or specific financial transactions.

Futures Standardised contracts with which the parties undertake to exchange currencies, securities or goods at a predefined price and on a future date. These contracts are negotiated in regulated markets where their performance is guaranteed.

Glossary

Acronyms of companies or associations

ABI: Associazione Bancaria Italiana (Italian Banking Association)
CONSOB: Commissione Nazionale per le Società e la Borsa (Italian Securities and Exchange Commission)
ECB: European Central Bank
UBM: UniCredit Banca Mobiliare
UGC: UniCredit Gestione Crediti (formerly Mediovenezie)
UPA: UniCredit Produzioni Accentrate
USI: UniCredit Servizi Informativi

Acquisition Finance Financing for company acquisition transactions. The most widespread form of acquisition finance is the leveraged buy-out (see Leveraged Finance).

Affluent High-income clients.

Arranger (arrangement) Co-ordinator (co-ordination) of the organisational aspects of a complex financing transaction (e.g. acquisition finance or corporate finance).

Asset management Management of third party financial investments.

Bancassurance An expression describing the offer of insurance products through the operating network of banks.

Basle Committee Banking supervision committee set up in 1975 by the Central Bank Governors of the Group of Ten (Belgium, Canada, France, Germany, Japan, Italy, Luxembourg, The Netherlands, United Kingdom, Sweden, Switzerland and United States). The Committee normally meets at the Bank for International Settlements in Basle.

Book runner (Joint book runner) The entity who sets up the underwriting syndicate for a bond issue.

Broker Intermediary whose role is to put two counterparties in contact.

Call centre Telephone service available to customers to perform banking transactions (home-banking) or ask for information (help-desk). Also used for support activities (customer care) and marketing (telemarketing).

Capital for regulatory purposes Bank capital which is valid for the purposes of regulatory provisions, consisting of the total amount of "Tier 1 capital" and "Tier 2 capital", minus, according to specific and detailed methods, equity investments and other interests owned in credit and/or financial institutions.

Capital ratio Index which expresses the degree to which shareholders' equity covers the risk assets held by banks.

Corporate Customer segment corresponding to medium to large companies.

Corporate banking Financial services aimed at the corporate segment.

Cost/income ratio Indicator used to analyse management efficiency, obtained by dividing total operating expenses by total revenues.

Country risk Set of economic, financial and political factors which may make it difficult for debts to be repaid by borrowers resident in a country, regardless of their individual solvency.

GLOSSARY

the lessor, according to the lessee's choices and instructions, for a certain period of time, allowing the lessee to purchase the property according to pre-established conditions at the end of the leasing contract.

Leveraged finance Also known as "acquisition finance". It covers all the transactions involved in transferring the ownership and control of a company on the basis of an organisational and financial formula which creates a debt for the company being transferred (leveraged buy-out).

Liability Management Financial management of the debt structure of a company.

Lower Tier 2 Subordinated liabilities which are eligible for inclusion in the additional shareholders' equity or Tier 2.

Mark-down Negative difference compared to a reference index, normally an interbank rate, applied to the interest rate on customer deposits.

Mark-up Positive difference compared to a reference index, normally an interbank rate, applied to the interest rate on loans to customers.

Market effect Effect of a change in the share prices and exchange rates on aggregates calculated at market values (e.g. indirect deposits).

Market-making Activities carried out by specialised intermediaries who undertake to provide continuous bid and offer prices relating to one or more investment assets and to apply them to pre-established minimum amounts by other parties.

Market indices

MIB: general index of the Milan Stock Exchange

S&P 500: Standard & Poor's index of the New York Stock Exchange calculated on the 500 most highly capitalised securities

MSCI Europe: Index calculated by Morgan Stanley and Capital International representing the performance of European Stock Exchanges.

Market risk Risk of incurring value fluctuations of balance sheet or off-balance-sheet items connected with changes in market prices/factors, including interest rates, exchange rates and share prices.

Mass market Households and individuals.

M&A (Mergers and Acquisitions) Company acquisition and reorganisation activity and the related advisory service.

MTS (Italian government bonds automated market) Automated circuit for negotiating Government Bonds in the secondary market, set up by a decree issued by the Italian Ministry of the Treasury on 8/2/1988.

Netting Clearing agreements between financial counterparties which provide for them to "fulfil" their respective contractual duties by paying the difference between funds payable and funds receivable. In derivative contracts it identifies the provision which allows the positive and negative substitution costs of each individual contract to be offset by not making them individually enforceable.

Non-performing loan Loan to insolvent entities (even if this has not been confirmed by a court of law) or in substantially similar situations.

Offering Circular Prospectus drawn up according to international principles for the distribution of securities abroad (particularly in the USA and Canada).

OPA (Italy) Public offering or take-over bid (or tender offer): method by which a person approaches all the holders of shares in a specific company, offering to buy the shares or bonds they own within a specific period of time and for a price, paid in cash, which normally remains fixed for as long as the offer remains open. The offer is subject to acceptance by a number of shareholders representing a pre-established percentage of the capital stock, otherwise it becomes automatically null and void.

OPAS (Italy) Tender and share exchange offer.

OPS (Italy) Share exchange offer: This is a public purchase offer in which the price is not paid in cash but by transferring other securities (e.g. ordinary shares in the company promoting the PPO).

Options These represent a right, not a commitment, to purchase (call option) or to sell (put option) a financial instrument at a pre-established price or on a fixed date in the future.

Origination Activity involving the subscription and placement of debt securities (debt underwriting) or equities (equity underwriting). This includes contact with the potential client, obtaining a mandate, management and coordination of the security subscription and placement stages.

OTC (over the counter) Transactions carried out directly between the parties, without using a regulated market.

Package accounts Fixed fee current accounts which offer services in addition to basic banking services.

Performing loan Credit position of the bank with a customer who is deemed to be solvent and therefore able to make repayments as scheduled.

Performing (non-performing) Term which refers generally to regularly (non regularly) performing loans. Non-performing loans are generally associated with bad and doubtful debts.

Preference Convertible Bonds A hybrid form of capitalisation: subordinated bond convertible into ordinary shares.This bond only entitles one to receive a fixed coupon if the issuing company distributes dividends.

Preference shares Shares with compensation linked to market rates with particularly stringent forms of subordination, e.g. the failure to recover interest not paid by the issuer in subsequent financial years and sharing in the losses of the issuer itself should they lead to a significant reduction in capital requirements. Regulatory instructions establish the conditions on the basis of which preference shares can be counted as part of the Tier 1 Capital of banks and banking groups.

Price/Book value Indicator which compares the price per share to the net asset value per share.

Price/Earnings Ratio of the price per share to the net profit per share.

Primary market Securities market in which newly issued shares and bonds are exchanged between issuer and first investor.

Private Banking Financial services targeted at private "high end" customers for the overall management of their financial needs.

Rating Assessment of the degree of risk that a specific debtor, company or public body will default. This assessment takes the form of a concise judgement expressed by a conventional value which reflects the debtor's creditworthiness.

Replenishments Procedure which allows the arranger always to maintain the total amount of loans included in a securitisation transaction at the same level.

Restructured loan Situation in which the bank has agreed upon an extension of the repayment deadline with the debtor, renegotiating the exposure at lower interest rates than the market rates.

Retail Customer segment which mainly includes individuals, professionals, shop-keepers and craftsmen.

Retail banking Financial services aimed at the retail segment.

Revolving Credit A form of financing in which the bank makes funds available to the customer up to a maximum amount. The customer can use the funds as required within a specific period of time.

ROE (Return on equity) Profitability index that measures the ratio of net profits for the fiscal year to shareholders' equity (for the latter, the figure for the end of the period is considered, excluding net profit for the fiscal year).

Secondary market Securities markets in which securities previously placed in the primary market are traded among investors.

Security Agreement Document issued by the debtor to the creditor, which gives the latter a right of pre-emption over specific property. This right ceases once the debtor has paid all monies owed to the creditor, as established in the loan agreement.

Securitisation Transfer of credits or other non-negotiable financial assets to a specialised company whose exclusive purpose is to perform these transactions and which converts these credits or assets into securities which can be traded in a secondary market.

Senior Underwriter Main underwriter who deals directly with the issuer. It normally subscribes to the whole issue, arranging for redistribution to secondary underwriters.

Servicing In the context of a securitisation transaction, this is the collection of money for loans sold and management of the recovery procedures. The company assigned to perform this activity is known as the "Servicer".

Short-term loans (Italy) Transactions maturing within a maximum period of eighteen months.

Sole agent Manager of the financial flows of the transaction (disbursement of financing, payment of interest, etc).

STAR (Segmento Titoli ad Alti Requisiti) Segment of the stock exchange dedicated to medium-capitalisation companies which have specific requirements in terms of distribution to the public, governance, investor information mechanisms.

Step-up bonds Fixed-rate bonds with coupons that grow over time.

Step-up issues Issue of fixed rate bonds with coupon amounts growing over time.

Stock options Company share purchase options, are issued under specific capital increases and grant the right to purchase the shares within a set term and for a fixed price. They are used as a form of supplemental compensation to provide incentives and obtain the loyalty of individual employees, specific categories or all employees.

Strike price The price at which the securities in an option contract are sold or purchased on the established date. The price is set when the contract is drawn up.

Structured bonds Bonds whose interest and/or redemption value depend on a real-value parameter (linked to the price of a basket of goods or services), currency parameter (linked to exchange rates), monetary parameter (e.g. ABI prime rate) or financial parameter (e.g. performance of securities issued by banks).

Structuring and arranging Co-ordination and structuring of a complex financial transaction.

Swaps (interest rate and currency swaps) Transactions involving the exchange of financial flows between operators according to specific contractual methods. In the case of interest rate swaps, the parties exchange interest payment flows calculated on a notional reference capital on the basis of various different criteria (e.g. one party pays a fixed rate and the other a variable rate). A specific case is that of basis swaps for which both of the rates to which payments are tied are variable but based on different base rates. In the case of currency swaps, the parties exchange specific amounts of two different currencies, repaying them over time according to pre-established terms relating both to capital and interest.

Syndication Co-operation aimed at carrying out a shared project, such as new share issues and financing of major projects.

Take-over Acquiring control of a company.

Technical reserves Provisions made by insurance companies to cover debts and commitments towards their insurance policy holders.

Tier 1 See Tier 1 Capital.

Tier 2 See Tier 2 Capital.

Tier 1 capital This consists of paid-up capital, reserves and the fund for general banking risks, net of own shares, intangible fixed assets, losses recorded during previous financial years and/or the current one.

Tier 2 capital This consists of revaluation reserves, hybrid capital instruments, subordinated liabilities and other positive elements, minus any net losses on securities and other negative items.

Type (of loan facility or deposit) Pre-established contractual basis for a specific deposit or loan facility.

Unit-linked Life insurance policies with performance linked to the value of investment funds.

Upper tier II Hybrid capital instruments (e.g. perpetual loans) which constitute the highest level of Tier 2 capital.

VaR (Value-at-Risk) Method used to measure market risk, based on probabilities, quantifying risk on the basis of the maximum loss which may be expected with a certain degree of probability, based on historical variations in the price of an individual position or an entire portfolio and with reference to a specific time period.

Write-back Recovery of value of asset items written down in previous financial years.

Writedown Reduction in value or depreciation/ amortisation of elements in the asset section of the balance sheet.

Printed by: Bertieri Istituto Grafico - Monza
October 2004

UniCredit